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04012120

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

PROCESSED JAN 21 2004 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5022 FISCAL YEAR 9-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 1/15/04

Annual Report 2003

# KUALA LUMPUR KEPONG BERHAD

(15043-V)

# CORPORATE MISSION

To offer quality products and services at competitive prices.

To be a good and responsible corporate citizen.

# CORPORATE OBJECTIVES

To earn a fair return on investments.

To maintain steady dividend payments and adequate dividend cover.

To sustain growth through re-investment of retained profits.

To maintain a high standard of business ethics and practices.

To fulfil our social responsibilities in the community in which we operate.


1974

# A BRIEF HISTORY

**Kuala Lumpur Kepong Berhad** ("KLK"), a leading Malaysian plantation company, traces its origin back to 1906 when The Kuala Lumpur Rubber Company, Limited ("KLR") was set up in London to oversee some 600 hectares of rubber plantation, including some coffee, planted in Malaya, as it was known then.

KLR in 1960 changed its name to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA") and in 1973 under a scheme of reconstruction, KLKA went into liquidation with KLK taking over assets and liabilities of KLKA. The move to bring its domicile back to Malaysia was initiated by KLK's Founder Chairman, the late Tan Sri Dato' Seri Lee Loy Seng.

From a base of 23,100 hectares then of rubber, oil palm and cocoa plantations, the KLK Group has since expanded to over 150,000 hectares located in Peninsular Malaysia, Sabah and Indonesia making KLK one of the leading plantation groups in Malaysia.

Plantations remain KLK's core business. In recognition of the need to cushion the effects of fluctuating commodity prices, the KLK Group had in the 1990s expanded downstream into resource-based manufacturing including cocoa processing, rubber products, the manufacture of fatty acids, glycerine and derivatives. With Malaysian joint-venture partners, KLK has vegetable oil operations in Pakistan and the People's Republic of China. KLK's major associated company, the UK based Yule Catto & Co. plc, continues to expand on its speciality chemicals, and pharmaceutical intermediates businesses worldwide. Capitalising on the strategic location of its land bank in Peninsular Malaysia, KLK has also ventured into property development. Through the acquisition of Crabtree & Evelyn in 1996, the Group is now involved in the manufacturing and retailing of an international speciality brand involved in personal care products, toiletries, home fragrances and fine foods worldwide.

# CONTENTS 2003





LADANG CHANGKAT ASA
K-LUMPUR KEPONG

# NOTICE OF MEETING

**Notice is hereby given** that the **Thirty-first Annual General Meeting** of the Company will be held at the registered office, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 18 February, 2004 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September, 2003 and the Directors' and Auditors' reports thereon. (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 10 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect Dato' Lee Hau Hian as a Director. (ORDINARY RESOLUTION 3)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Yeoh Chin Hin (ORDINARY RESOLUTION 4)
   (ii) Charles Letts (ORDINARY RESOLUTION 5)
   (iii) Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman (ORDINARY RESOLUTION 6)
   (iv) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 7)
   (v) R. M. Alias (ORDINARY RESOLUTION 8)

5. To fix and approve Directors' fees for the year ended 30 September, 2003 amounting to RM646,000 (2002: RM526,000). (ORDINARY RESOLUTION 9)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (ORDINARY RESOLUTION 10)

7. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January, 2004

**NOTES**

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Malaysian Central Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 9 February, 2004 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 15 March, 2004 to all shareholders on the Register of Members as at 19 February, 2004.
A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividends only in respect of:
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February, 2004 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February, 2004 in respect of transfers; and
   (iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 19 February, 2004 will be registered for entitlements to the dividend payments.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 8 are shown on pages 6 to 9 of the 2003 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

# NOTIS MESYUARAT

**Dengan ini diberitahu** bahawa **Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Satu** akan diadakan di pejabat berdaftar, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia pada hari Rabu, 18 Februari, 2004 pukul 12.30 tengahari untuk tujuan-tujuan berikut:

1. Menerima dan menimbang penyata kewangan bagi tahun berakhir 30 September, 2003, dan laporan para Pengarah dan Juruaudit berkaitan dengannya. (RESOLUSI BIASA 1)

2. Meluluskan pembayaran dividen akhir sebanyak 9 sen sesaham tolak 28% Cukai Pendapatan Malaysia dan dividen khas sebanyak 10 sen sesaham tolak 28% Cukai Pendapatan Malaysia. (RESOLUSI BIASA 2)

3. Melantik semula Dato' Lee Hau Hian sebagai Pengarah. (RESOLUSI BIASA 3)

4. Menimbang dan, sekiranya wajar, meluluskan resolusi selaras dengan Seksyen 129(6), Akta Syarikat, 1965 untuk melantik semula Pengarah-pengarah Syarikat berikut bagi tempoh perkhidmatan sehingga Mesyuarat Agung Tahunan Syarikat akan datang:

   (i) Yeoh Chin Hin (RESOLUSI BIASA 4)
   (ii) Charles Letts (RESOLUSI BIASA 5)
   (iii) Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman (RESOLUSI BIASA 6)
   (iv) Tan Sri Dato' Thong Yaw Hong (RESOLUSI BIASA 7)
   (v) R. M. Alias (RESOLUSI BIASA 8)

5. Menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September, 2003 sebanyak RM646,000 (2002: RM526,000). (RESOLUSI BIASA 9)

6. Melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan bayaran mereka. (RESOLUSI BIASA 10)

7. Menguruskan sebarang urusan biasa Syarikat.

Dengan Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 Januari, 2004.

**NOTA**

(1) Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik tidak lebih daripada dua orang proksi untuk mengundi bagi pihaknya. Seseorang proksi tidak semestinya seorang ahli Syarikat.

(2) Suratcara perlantikan seseorang proksi perlu sampai di pejabat berdaftar Syarikat tidak lewat dari 48 jam sebelum masa mula mesyuarat.

(3) Bagi tujuan menentukan hak kehadiran dalam mesyuarat ini, Syarikat akan menuntut daripada Depositori Pusat Malaysia Sdn Bhd selaras dengan Artikel 49(8)(B), Tataurusan Persatuan Syarikat dan Seksyen 34(1) Akta Industri Sekuriti (Depositori Pusat) 1991, supaya memperoleh Rekod Pendeposit pada 9 Februari, 2004 dan nama Pendeposit yang tercatat dalam Rekod Pendeposit ini berhak menghadiri mesyuarat ini.

(4) Dividen akhir dan dividen khas, jika diluluskan, akan dibayar pada 15 Mac, 2004 kepada semua pemegang saham dalam Daftar Ahli pada 19 Februari, 2004. Pendeposit Depositori Pusat Malaysia hanya layak menerima hak dividen berhubung dengan perkara berikut:
   (i) Saham-saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengahari pada 17 Februari, 2004 bagi saham-saham yang dikecualikan daripada Deposit Mandatori;
   (ii) Saham-saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 19 Februari, 2004 bagi pindahan; dan
   (iii) Saham-saham yang dibeli dalam Bursa Saham Kuala Lumpur berasaskan hak kelayakan menurut Peraturan-peraturan Bursa Saham Kuala Lumpur.

   Pindahan yang boleh didaftar dan diterima oleh Pendaftar Cawangan Syarikat di United Kingdom pada atau sebelum 19 Februari, 2004 akan didaftarkan untuk kelayakan menerima bayaran dividen.

(5) Profil (termasuk kedatangan dalam Mesyuarat Lembaga) para Pengarah yang layak diundi atau dilantik semula sebagai Pengarah Syarikat dalam Resolusi 3 ke 8 seperti terkandung dalam halaman 6 ke 9 Laporan Tahunan dan Penyata Kewangan 2003.

(Borang proksi dilampirkan bersama Laporan Tahunan dan Penyata Kewangan ini.)

# GROUP HIGHLIGHTS

## FINANCIAL

| | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| Revenue | (RM'000) | **3,473,531** | 2,469,071 | 2,041,614 | 2,224,096 | 2,404,255 |
| Profit: | | | | | | |
| before taxation | (RM'000) | **568,911** | 347,119 | 106,559 | 290,079 | 399,326 |
| after taxation and minority interests | (RM'000) | **394,688** | 255,073 | 67,183 | 204,456 | 354,782 |
| Earnings per share | (sen) | **55.6** | 35.9 | 9.5 | 28.8 | 49.9 |
| Dividend per share: | | | | | | |
| gross | (sen) | **25.0** | 20.0 | 15.0 | 20.0 | 20.0 |
| net | (sen) | **18.0** | 14.4 | 10.8 | 14.4 | 14.4 |
| Net tangible asset | (RM'000) | **3,696,625** | 3,341,784 | 3,194,986 | 3,247,336 | 3,209,763 |
| Net tangible asset per share | (RM) | **5.21** | 4.71 | 4.50 | 4.57 | 4.52 |

## PRODUCTION

| | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|
| Fresh Fruit Bunches | (tonnes) | **1,925,953** | 1,766,762 | 1,604,385 | 1,392,674 | 1,271,165 |
| Rubber | ('000 kgs) | **24,755** | 23,782 | 23,646 | 24,727 | 26,900 |

# CORPORATE INFORMATION

| | |
|---|---|
| **BOARD OF DIRECTORS** | Dato' Lee Oi Hian – *Chairman / CEO*<br>Yeoh Chin Hin<br>Charles Letts<br>YM Tengku Robert Hamzah<br>R. M. Alias<br>Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman<br>Ong Beng Kee – *Executive Director (resigned on 30 September, 2003)*<br>Dato' Lee Hau Hian<br>Tan Sri Dato' Thong Yaw Hong<br>Dato' Lee Soon Hian – *Executive Director*<br>Datuk Abdul Rahman bin Mohd. Ramli<br>Yeoh Eng Khoon *(Alternate to Yeoh Chin Hin)* |
| **COMPANY SECRETARIES** | J. C. Lim<br>Fan Chee Kum |
| **AUDITORS** | KPMG |
| **PLACE OF INCORPORATION AND DOMICILE** | In Malaysia as a<br>public limited liability company |
| **PRINCIPAL REGISTRAR AND REGISTERED OFFICE** | Kuala Lumpur Kepong Berhad,<br>Wisma Taiko,<br>1, Jalan S. P. Seenivasagam,<br>30000 Ipoh, Perak Darul Ridzuan, Malaysia.<br>Tel: 605-2417844<br>Fax : 605-2535018<br>Web: www.klk.com.my |
| **BRANCH REGISTRAR** | M. P. Evans (UK) Ltd.,<br>3, Clanricarde Gardens,<br>Tunbridge Wells,<br>Kent TN1 1HQ, England.<br>Tel: 01892-516333<br>Fax: 01892-518639 |
| **PRINCIPAL BANKERS** | Malayan Banking Berhad<br>HSBC Bank Malaysia Berhad<br>Public Bank Berhad<br>RHB Bank Berhad<br>Citibank N.A. |
| **STOCK EXCHANGE LISTINGS** | Kuala Lumpur Stock Exchange<br>London Stock Exchange |

# PROFILES OF DIRECTORS



**DATO' LEE OI HIAN**
Chairman / CEO

Malaysian, aged 52, joined the Board on 1 February, 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc which is listed on the London Stock Exchange. He is the current Chairman of the Malaysian Palm Oil Promotion Council.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, USA.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian and Dato' Lee Soon Hian who are also Directors of KLK are his brothers. He is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**YEOH CHIN HIN**
Non-Independent / Non-Executive

Malaysian, aged 83, Non-Independent Non-Executive Director, joined the Board on 6 July, 1973 as one of the founder Directors. He is a member of the Remuneration Committee and Nomination Committee of the Board.

He is also a director of Batu Kawan Berhad. He previously served as a director of United Malayan Banking Corporation Bhd. for 20 years.

He is the father of Yeoh Eng Khoon, an Alternate Director in KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**CHARLES LETTS**
Independent / Non-Executive

British, aged 85, Independent Non-Executive Director, joined the Board on 6 July, 1973 as one of the founder Directors.

After serving in the British Armed Forces during World War II and thereafter in the British Foreign Office, was a main Board Director of Jardine Matheson & Co. Ltd. for 15 years then set up his own business. Thereafter he held directorships and advisory posts in companies covering a wide range of industries in various countries including Batu Kawan Berhad. These interests included acquiring the various companies which eventually developed into KLK and its associates.

Originally served as Honorary Consul for Brazil in Singapore and now as Honorary Consul for Portugal in Singapore.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**YM TENGKU ROBERT HAMZAH**
Independent / Non-Executive

Malaysian, aged 64, Independent Non-Executive Director, joined the Board on 1 May, 1976. He was appointed the Chairman of the Audit Committee of the Board during the year.

He is also a director of Batu Kawan Berhad. An architect by profession, graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is a partner of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**R.M. ALIAS**
Independent / Non-Executive

Malaysian, aged 71, Independent Non-Executive Director, has served on the Board since 1 July, 1978. He is the Chairman of the Remuneration Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from The University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, USA.

He held various posts while in the Malaysian Government Service and his last post prior to retirement in July, 2001 was the Group Chairman of Felda. He was previously the Chairman of Malaysia International Shipping Corporation Berhad. He is also a director of six (6) other listed companies, namely Batu Kawan Berhad, Kumpulan Guthrie Berhad, Malayan Banking Berhad, Sime Darby Berhad, Highlands and Lowlands Berhad and Cerebos Pacific Limited (Singapore).

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**MAJ-GEN (R) DATO' SERI DR. MAHMOOD SULAIMAN**
Independent / Non-Executive

Malaysian, aged 75, Independent Non-Executive Director, joined the Board on 1 July, 1978. He is a member of the Remuneration Committee. During the year he was appointed as a member of the Audit Committee.

He graduated from the Royal Military Academy, Sandhurst, UK; the School of Infantry Warminster, UK; the Defence Services Staff College, Wellington, India; the School of Infantry, Mhow, India and the Joint Services Staff College, Latimer, UK. He obtained his Masters and Doctorate in Business Administration from the Pacific Western University, USA.

He had previously served in various staff and command appointments in the Malaysian Armed Forces till his early retirement in 1977 as General Officer Commanding-in-Chief (1972-1977). Upon his retirement from the military, he had previously held directorships in various public listed companies as well as running his own family business.

He has no family relationship with any other director/major shareholder of KLK and does not have any conflict of interest with KLK. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.

# profiles of directors



**DATO' LEE HAU HIAN**
Non-Independent / Non-Executive

Malaysian, aged 50, Non-Independent Non-Executive Director, joined the Board on 20 December, 1993. He is a member of the Nomination Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of HeiTech Padu Berhad and Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneurial Skills & Development Centre.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a MBA degree from Stanford University, California.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Soon Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**TAN SRI DATO' THONG YAW HONG**
Independent / Non-Executive

Malaysian, aged 73, Independent Non-Executive Director, joined the Board on 8 March, 1994. He is a member of the Nomination Committee of the Board.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad, Chairman of Public Finance Berhad, Berjaya Land Berhad and Berjaya Sports Toto Bhd. He is also a director of Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, Malaysia Mining Corporation Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Berjaya General Insurance Bhd, KTM Bhd and Public Merchant Bank Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation and the Malaysian Institute of Economic Research. He is also a member of the Working Group of the Executive Committee for the National Economic Action Council.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. In June, 1998, he was appointed a Pro-Chancellor of Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.



**DATO' LEE SOON HIAN**
Executive Director

Malaysian, aged 46, Executive Director, joined the Board on 17 February, 1998. He is also a director of Batu Kawan Berhad and See Sen Chemical Berhad.

He has wide experience in manufacturing and property development.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Hau Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.

He retires by rotation from the Board at the forthcoming Annual General Meeting but will not seek re-election.



**DATUK ABDUL RAHMAN BIN MOHD. RAMLI**
Non-Independent / Non-Executive

Malaysian, aged 64, Non-Independent Non-Executive Director, joined the Board on 11 September, 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently the Chairman of Johore Tenggara Oil Palm Berhad and a Board member of Malayan Banking Berhad, both of which are public listed companies and Chairman of Takaful Nasional Sdn. Bhd. He is also a director of Mayban Finance Berhad and Malaysia National Insurance Berhad.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30 September, 2003. He has not been convicted of any offence.

**YEOH ENG KHOON**
Alternate Director to Yeoh Chin Hin



Malaysian, aged 56, was appointed as an Alternate Director (Non-Independent Non-Executive) to Yeoh Chin Hin on 20 December, 1993. He obtained a degree of Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He is also the alternate director in Batu Kawan Berhad and a director in See Sen Chemical Berhad. He has previous work experience in banking, manufacturing and the retail business. He is currently the legal consultant to the KLK Group.

He is the son of Yeoh Chin Hin who is a Director of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. As an Alternate Director, he only attends Board Meetings in the absence of Yeoh Chin Hin. He has not been convicted of any offence.

# CORPORATE CALENDAR



**7-10 October, 2002** KLK participated in the Oils and Fats International Congress 2002 held at the Putra World Trade Centre, Kuala Lumpur.

**15 October, 2002** KLK's wholly-owned subsidiary, KL-Kepong Industrial Holdings Sdn Bhd, acquired a new subsidiary, namely, Elvissa Corporation Sdn Bhd (now known as KL-Kepong Oleomas Sdn Bhd) for warehousing and manufacturing activities.

**16-28 October, 2002** Training of internal auditors for operating centres in Sabah and Indonesia in Head Office, Wisma Taiko, Ipoh. **1**

**21-27 October, 2002** Senior Management of the Group participated in the Leadership and Team Building Workshop conducted by Professor Kim Wolf and Professor Toby Canto from the Asian Institute of Management, Manila, Philippines. **2**

**27 November, 2002** Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30 September, 2002.

**20 February, 2003** The Company's 30th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh. **3**

Announcement of the Group's 1st Quarter Results for the period ended 31 December, 2002.

**11 March, 2003** KLK was awarded the Merit Award (Main Board – Plantation) by The Kuala Lumpur Stock Exchange for the Corporate Awards 2002, for outstanding corporate conduct among public listed companies. **4**

**20 March, 2003** Payment of a final dividend of 9 sen per share and special dividend of 5 sen per share, less 28% income tax for the financial year ended 30 September, 2002.

**4 April, 2003** KLK's wholly-owned subsidiary, KLK Overseas Investments Limited, incorporated a new subsidiary, namely, B.K.B. Europa SARL in France for marketing wood-based products.

**12 April, 2003** KLK participated in the Float and Fireworks Display Fiesta held in conjunction with the 53rd birthday celebrations of the DYMM Al-Sultan of Kelantan. **5**

**20-27 April, 2003** KLK participated in the Minggu Saham Amanah Malaysia 2003 organised by Permodalan Nasional Berhad held in Kuala Lumpur. **6**

**1 May, 2003** Successful commissioning of the 45 tn/hr Palm Oil Mill in Kebun Nilo, Sumatra, Indonesia. **7**

**16 May, 2003** Announcement of the Group's 2nd Quarter Results together with the interim dividend for the year ending 30 September, 2003.


6
Saham
Amanah
Malaysia


8


10
Plantation


7


THE PERAK ECONOMIC SUMMIT
DYTM RAJA DR NAZRIN SHAH IBNI
SULTAN AZLAN MUHIBBUDDIN SHAH
RAJA MUDA OF PERAK DARUL RIDZUAN
Y. A. B. DATO' SERI DIRAJA MOHD TAJOL ROSLI GHAZALI
9
11

**6 June, 2003** Visit by YB Datuk Dr Fong Chan Onn, Minister of Human Resources and YB Dato' Seri S. Samy Vellu, Minister of Works to Ladang Jeram Padang in relation to the ceremony to witness the handing over of the joint agreement on plantation wages. 8

**18 June, 2003** KLK's wholly-owned subsidiary, KL-Kepong Cocoa Products Sdn Bhd, acquired a new subsidiary, namely, Wigan Corporation Sdn Bhd (now known as Selbourne Food Services Sdn Bhd) for the manufacture, packaging and distribution of chocolate and other related products.

**24 June, 2003** KLK was awarded the Certificate of Appreciation for its participation in the Serenti Drug Rehabilitation Centre's Programme on Job Placements. 9

**15 July, 2003** KLK launched its website, www.klk.com.my, where shareholders, investors and the public can obtain news, announcements and other information on KLK. 10

**11 August, 2003** Payment of an interim dividend of 6 sen per share, less 28% income tax for the financial year ending 30 September, 2003.

**15 August, 2003** KLK's wholly-owned subsidiary, Crabtree & Evelyn Holdings Ltd, disposed off its entire 60.8% interest in the Mexican joint venture company, Ecemex. Following this disposal, Ecemex ceased to be a subsidiary of the KLK Group. However, Ecemex continues to be a licenced distributor.

**18 August, 2003** Announcement of the Group's 3rd Quarter Results for the period ended 30 June, 2003.

**28 August, 2003** KLK's wholly-owned subsidiary, Crabtree & Evelyn Holdings Ltd, acquired the remaining 30% interest in the Philippines joint venture company, Crabtree & Evelyn Philippines Inc. Following this acquisition, Crabtree & Evelyn Philippines Inc becomes a wholly-owned subsidiary of the KLK Group.

**8-9 September, 2003** KLK co-sponsored The Perak Economic Summit organised by the Asian Strategy & Leadership Institute which was held in Ipoh and graced by the Raja Muda of Perak Darul Ridzuan, HRH Raja Nazrin Shah ibni Sultan Azlan Muhibbuddin Shah who delivered the keynote address. 11

**17 September, 2003** The Group announced the incorporation of a new subsidiary, namely, KLK Premier Capital Limited in the British Virgin Islands as an investment holding company.

**30 September, 2003** Mr Ong Beng Kee retired as an Executive Director of KLK, after having served for more than 27 years with the KLK Group.

# GROUP COMPANIES

## PLANTATIONS

**Bornion Estate Sdn Bhd**
63% (Plantation)

**Fajar Palmkel Sdn Berhad**
100% (Kernel crushing)

**Gocoa Sdn Bhd**
100% (Plantation)

**Golden Peak Development Sdn Bhd**
100% (Plantation)

**Golden Sphere Sdn Bhd**
100% (Plantation)

**Golden Yield Sdn Bhd**
100% (Plantation)

**Kalumpang Estates Sdn Berhad**
100% (Plantation)

**KL-Kepong (Sabah) Sdn Bhd**
100% (Milling & refining of palm products)

**KL-Kepong Edible Oils Sdn Bhd**
100% (Refining of palm products)

**KL-Kepong Plantation Holdings Sdn Bhd**
100% (Investment holding)

- **Gunong Pertanian Sdn Bhd**
  100% (Plantation)
- **Parit Perak Plantations Sdn Bhd**
  100% (Plantation)
- **Pinji Horticulture Sdn Bhd**
  100% (Plantation)
- **P.T. ADEI Plantation & Industry**
  95% (Plantation)
- **P.T. KLK Agriservindo**
  100% (Management of plantations)
- **P.T. Kreasijaya Adhikarya**
  95% (Dormant)
- **P.T. Steelindo Wahana Perkasa**
  95% (Plantation)
- **Sy Kho Trading Plantation Sdn Bhd**
  100% (Plantation)
  - **Sunshine Plantation Sdn Bhd**
    100% (Plantation)

**KLK (Mauritius) International Ltd.**
100% (Investment holding)

- **P.T. Parit Sembada**
  95% (Plantation)

**Kulumpang Development Corporation Sdn Berhad** 100% (Plantation)

**Ladang Finari Sdn Bhd**
100% (Plantation)

**Ladang Sumundu (Sabah) Sdn Berhad**
100% (Plantation)

**Leluasa Untung Sdn Bhd**
100% (Dormant)

**Masawit Plantation Sdn Bhd**
100% (Plantation)

**Richinstock Sawmill Sdn Bhd**
100% (Plantation)

**Sabah Cocoa Sdn Bhd**
100% (Plantation)

**Sabah Holdings Corporation Sdn Bhd**
70% (Investment holding)

**Selit Plantations (Sabah) Sdn Bhd**
100% (Plantation)

**Sri Kunak Plantation Sdn Berhad**
100% (Plantation)

**Susuki Sdn Bhd**
100% (Investment holding)

- **Axe Why Zed Sdn Bhd**
  100% (Plantation)
- **Bandar Merchants Sdn Bhd**
  100% (Plantation)
- **Segar Usaha Sdn Bhd**
  100% (Plantation)
- **Syarikat Budibumi Sdn Bhd**
  100% (Plantation)

**Syarikat Swee Keong (Sabah) Sdn Bhd**
100% (Plantation)

**Taiko Plantations Sdn Berhad**
100% (Management of plantations)

**The Kuala Pertang Syndicate Limited**
100% (Plantation)

**The Shanghai Kelantan Rubber Estates (1925) Limited** 100% (Plantation)

- **K.H. Syndicate Limited**
  100% (Plantation)

**Uni-Agro Multi Plantations Sdn Bhd**
51% (Plantation)

**Verdant Plantations Ltd**
100% (Investment holding)

## RETAILING

**CE Holdings Limited**
100% (Investment holding)

- **Crabtree & Evelyn Holdings Limited**
  100% (Investment holding)
  - **Crabtree & Evelyn Australia Pty Limited** 100% (Distribution of toiletries)
  - **C&E Canada, Inc**
    100% (Retailing & distribution of toiletries)
  - **Crabtree & Evelyn Ltd**
    100% (Retailing & distribution of toiletries)
  - **Crabtree & Evelyn Europe B.V.**
    100% (Investment holding)
    - **Crabtree & Evelyn Deutschland GmBH** 100% (Retailing & distribution of toiletries)
      - **Crabtree & Evelyn Austria GmBH** 100% (Retailing of toiletries)
    - **Crabtree & Evelyn Industrie S.A.**
      100% (Inactive)
  - **Crabtree & Evelyn (Overseas) Limited** 100% (Distribution of toiletries)
    - **Crabtree & Evelyn London S.A.**
      100% (Retailing of toiletries)
    - **Crabtree & Evelyn London Limited** 100% (Dormant)
    - **Scarborough and Company Limited** 100% (Dormant)
  - **Crabtree & Evelyn (Hong Kong) Limited** 100% (Retailing & distribution of toiletries)
  - **Crabtree & Evelyn (Malaysia) Sdn Bhd** 100% (Retailing of toiletries)
  - **Crabtree & Evelyn Philippines, Inc**
    100% (Retailing & distribution of toiletries)
  - **Crabtree & Evelyn (Singapore) Pte Ltd** 100% (Retailing & distribution of toiletries)
  - **Quillspur Limited**
    100% (Investment holding)
- **Premier Procurement Limited**
  100% (Investment holding)
  - **Acc-Enhance Sdn Bhd**
    100% (General trading)
  - **Crabtree & Evelyn Trading Limited**
    100% (Manufacturing of toiletries)
    - **Crabtree & Evelyn Shop Limited** 100% (Manufacturing of jams)
    - **Windham Toiletries Limited**
      100% (Inactive)
    - **Windham Manufacturing Limited** 100% (Manufacturing of toiletries)

## MANUFACTURING

**KL-Kepong Industrial Holdings Sdn Bhd**
100% (Investment holding)

**B.K.B. Hevea Products Sdn Bhd**
100% (Manufacturing of parquet flooring products)

**B.K.B. Flooring Sdn Bhd**
100% (Marketing of parquet flooring products)

**KL-Kepong Cocoa Products Sdn Bhd**
100% (Manufacturing of cocoa products)

**Selbourne Food Services Sdn Bhd**
(formerly known as Wigan Corporation Sdn Bhd)
100% (Manufacturing, packing and distribution of chocolate products)

**KL-Kepong Oleomas Sdn Bhd**
(formerly known as Elvissa Corporation Sdn Bhd)
100% (Warehousing and manufacturing)

**KL-Kepong Rubber Products Sdn Bhd**
100% (Manufacturing of latex examination gloves)

**Masif Latex Products Sdn Bhd**
100% (Manufacturing of household latex gloves)

**KSP Manufacturing Sdn Bhd**
96% (Manufacturing of soap noodles)

**Palmamide Sdn Bhd**
88% (Manufacturing of industrial amides)

**Palm-Oleo Sdn Bhd**
80% (Manufacturing of oleochemicals)

**Jasachem Sdn Bhd**
100% (Investment holding)

**KLK Overseas Investments Limited**
100% (Investment holding)

**B.K.B. Europa SARL**
100% (Marketing of wood based products)

**Standard Soap Company Limited**
100% (Manufacturing of toiletries)

**Beauty Basics Limited**
100% (Dormant)

**De Muth Limited**
100% (Dormant)

**KLK Cosmetics Limited**
100% (Dormant)

**Personality Beauty Products Limited** 100% (Dormant)

**Premier Soap Company Limited**
100% (Dormant)

**Zenithpeak Limited**
100% (Dormant)

**KLK Premier Capital Limited**
100% (Investment holding)

**Voray Holdings Limited**
55% (Investment holding)

**Hubei Zhong Chang Vegetable Oil Company Limited***
60% (Edible oil refining)

**Tianjin Voray Bulking Installation Co. Ltd**** 50.1% (Bulking installation)

* KLK Group's effective shareholding 33%
** KLK Group's effective shareholding 37%

## PROPERTIES

**KL-K Holiday Bungalows Sdn Berhad**
100% (Operating holiday bungalows)

**KL-Kepong Property Holdings Sdn Bhd**
100% (Investment holding)

**Austerfield Corporation Sdn Bhd**
100% (Investment holding)

**Betatechnic Sdn Bhd**
100% (Property development)

**Brecon Holdings Sdn Bhd**
100% (Renting out of storage and office space)

**Colville Holdings Sdn Bhd**
100% (Property development)

**KL-Kepong Complex Sdn Bhd**
100% (Property development)

**KL-Kepong Country Homes Sdn Bhd**
100% (Property development)

**KL-Kepong Property Development Sdn Bhd** 100% (Property development)

**KL-Kepong Property Management Sdn Bhd** 100% (Property management)

**Kompleks Tanjong Malim Sdn Bhd**
80% (Property development)

**Palermo Corporation Sdn Bhd**
100% (Property development)

## INVESTMENT HOLDING & OTHERS

**Kepong Plantations Berhad**
100% (In members' voluntary liquidation)

**KL-Kepong Equity Holdings Sdn Bhd**
100% (Investment holding)

**Ablington Holdings Sdn Bhd**
100% (Investment holding)

**KL-Kepong International Ltd**
100% (Investment holding)

**Quarry Lane Sdn Bhd**
100% (Investment holding)

**KLK Assurance (Labuan) Limited**
100% (Offshore captive insurance)

**KLK Farms Pty Limited**
100% (Cereal & sheep farming)

**KLKI Holdings Limited**
100% (Investment holding)

**Kuala Lumpur-Kepong Investments Limited** 100% (Investment holding)

**Ortona Enterprise Sdn Bhd**
100% (Money lending)

**Rubber Fibreboards Sdn Bhd**
100% (Dormant)

## ASSOCIATED COMPANIES

**Applied Agricultural Research Sdn Bhd**
50% (Agronomic service & research)

**Beijing King Voray Edible Oil Co. Ltd *****
25% (Edible oil refining)

**Esterol Sdn Bhd**
50% (Manufacturing of food esters)

**Kumpulan Sierramas (M) Sdn Bhd**
33% (Property development)

**Malaysia Pakistan Venture Sdn Bhd**
25% (Investment holding)

**Pearl River Tyre (Holdings) Limited**
31 % (Investment holding & manufacturing of tyres)

**PT Sekarbumi Alamlestari**
48% (Plantation)

**Tawau Bulking Installation Sdn Bhd**
49% (Bulking installation)

**Yule Catto & Co. plc**
22% (Manufacturing & distribution of speciality & fine chemicals)

*** KLK Group's effective shareholding 14%

Utmost in your Board's decision making is the preservation and enhancement of shareholders' value through sound business strategies and strong corporate governance.

Dalam penentuan keputusan oleh Lembaga, keutamaan diberi kepada pemeliharaan dan penambahan nilai pemegang saham melalui strategi urusniaga bijak dan urustadbir korporat yang teguh.



# CHAIRMAN'S STATEMENT

**On behalf of the Board of Directors, I am pleased to present the Annual Report of the KLK Group for the financial year ended 30 September, 2003.**

The year under review saw vastly improved results not only from our major divisions of plantations and manufacturing but also from our associate, Yule Catto. Turnover increased by 40.7% to RM3.47 billion, against RM2.47 billion last year. Net profit jumped 54.7% to RM394.7 million and earnings per share likewise, rose substantially from 35.9 sen to 55.6 sen.

In view of the excellent results achieved, your Board has recommended a special dividend of 10 sen per share less tax in addition to the year-end recommendation of 9 sen per share less tax. Added to the 6 sen per share less tax paid as interim, the total dividend payment for the year will be 25 sen per share less tax, involving a total payment of RM127.8 million.

As expected, our Plantations Division was the leading profit contributor with a record pre-tax profit of RM360.1 million, followed by Manufacturing at RM102.5 million and Yule Catto at RM66.4 million.

Buoyant CPO prices and higher FFB crop production accounted for the record plantations profit. It is gratifying to note that our substantial investment and perseverance during the early difficult years of establishing our plantations in Indonesia are beginning to show results. With an extensive area of young palms in bearing and more lined up for harvesting amidst a backdrop of an improving economy and social order, this regional complex is increasingly becoming an important contributor to the Group.

# PENYATA PENGERUSI

**Saya, bagi pihak Lembaga Pengarah, dengan sukacitanya membentangkan Laporan Tahunan Kumpulan KLK bagi tahun kewangan berakhir 30 September, 2003.**

Tinjauan tahun ini telah menunjukkan keputusan yang bertambah baik bukan sahaja daripada bahagian utama di perladangan dan perkilangan tetapi juga daripada syarikat sekutu , Yule Catto. Perolehan Kumpulan bertambah 40.7% kepada RM3.47 bilion, berbanding RM2.47 bilion tahun lepas. Keuntungan bersih melonjak 54.7% kepada RM394.7 juta disertai dengan pendapatan sesaham yang meningkat ketara dari 35.9 sen ke 55.6 sen.

Memandangkan pencapaian keputusan yang begitu cemerlang, Lembaga anda telah mengesyorkan dividen khas sebanyak 10 sen sesaham tolak cukai, di samping syor akhir tahun sebanyak 9 sen sesaham tolak cukai. Tambahan kepada 6 sen sesaham tolak cukai dibayar sebagai interim, jumlah dividen yang dibayar untuk tahun ini ialah sebanyak 25 sen sesaham tolak cukai. Ini melibatkan pembayaran sejumlah RM127.8 juta.

Seperti yang dijangkakan, Bahagian Perladangan menerajui sumbangan kepada keuntungan dengan pencapaian rekod bagi keuntungan sebelum cukai sebanyak RM360.1 juta, diikuti Perkilangan sebanyak RM102.5 juta dan Yule Catto sebanyak RM66.4 juta.

Harga minyak sawit mentah yang kekal tinggi dan hasil buah tandan basah yang lebih baik membawa kepada keuntungan cemerlang ini. Adalah menyenangkan hati melihat permulaan hasil daripada usaha pelaburan yang besar dan ketabahan dalam beberapa tahun awal yang rumit semasa mendirikan ladang-ladang di Indonesia. Kawasan luas yang terdiri daripada pokok sawit muda dalam peringkat berbuah dan lebih lagi yang akan dituai, di samping ekonomi dan keadaan sosial yang bertambah baik, menjadikan kompleks rantau ini satu penyumbang penting kepada Kumpulan.

Our oleochemical group has done well even though faced with the rising costs of raw materials, namely; palm products, due to the timely expansion of plant capacity which in turn helped to gain greater market share.

Encouraged by the good response to the initial launch of our residential property project in Sungei Buloh, located within the popular Klang Valley region, your Group has signed up to purchase, subject to the relevant approvals, an adjoining land area of 995.5 acres, from which it has planned to grow property development into another core business.

Our major associate, Yule Catto, has performed exceptionally well this year, especially its pharmaceutical division which specialises in the manufacture of the active ingredients for the ulcer drug, omeprazole, although new entrants into the same field have increased competition somewhat. At Crabtree & Evelyn, our international retailing division of personal care products, toiletries and home fragrances managed to weather the various unfavourable market environment to retain its profit level.

## PROSPECTS

Your Group has continued to invest heavily in the renewal of assets, plant expansion and new plantings during the course of the year and total capital expenditure including that of new plantings amounted to RM178.6 million, all of which were financed internally. With the global economy showing signs of recovery from the Iraq war and the epidemic SARS outbreak, prospects should continue to improve, and given our comfortable cash hoard, we are favourably placed to seize any new opportunities which will generate further growth for our businesses.

Our core business of plantations will continue to be subjected to the volatility of CPO prices, and their current bullishness has got the new financial year to a good start.

Kumpulan oleokimia telah berjaya walaupun menghadapi kenaikan kos bahan mentah, iaitu; bahan sawit, kerana penambahan muatan kilang kena pada masanya yang seterusnya membantu mencapai peningkatan bahagian pasaran.

Respons yang baik terhadap pelancaran projek hartanah perumahan di Sungei Buloh, bertempat di Wilayah Lembah Klang yang popular, telah menggalakkan Kumpulan anda menandatangani pembelian, tertakluk kepada kelulusan pihak berkaitan, sebidang tanah jiran seluas 995.5 ekar, untuk rancangan mengembangkan pembangunan hartanah sebagai satu lagi urusniaga teras.

Syarikat sekutu utama kami, Yule Catto, menunjukkan prestasi yang amat baik tahun ini, terutamanya daripada bahagian famaseutikal yang khusus membuat ramuan aktif kandungan ubat ulser, omeprazole, walaupun tandingan baru telah mula wujud dalam lapangan yang sama untuk memberikan persaingan tambahan. Crabtree & Evelyn, bahagian peruncitan antarabangsa dalam kelengkapan dandanan diri, dan wangian rumah tangga, kekal mempertahankan paras keuntungannya walaupun dalam suasana pasaran yang rumit.

## PROSPEK

Kumpulan anda telah meneruskan pelaburan dalam pembaharuan aset, perkembangan kilang dan penanaman baru sepanjang tahun ini dengan perbelanjaan modal, termasuk penanaman baru, berjumlah sebanyak RM178.6 juta, kesemuanya dibiayai sendiri. Memandangkan ekonomi sedunia sedang menunjukkan pemulihan daripada ancaman perang Iraq dan wabak SARS, prospek dijangka bertambah baik. Dengan simpanan tunai terkumpul, kesediaan meragut sebarang peluang baru yang boleh menjanakan kemajuan tambahan dalam urusniaga adalah terjamin.

Urusniaga teras dalam perladangan akan terus dipengaruhi oleh perubahan harga minyak sawit mentah, dan harga semasa yang menaik telah memberikan keputusan kewangan tahun baru yang baik.

## APPRECIATION

Mr Ong Beng Kee retired as Executive Director, but has been retained as a Consultant in specific plantations projects, and to him the Board would like to express its appreciation for his past years' services. His executive functions at Plantations Division have been taken over by Mr Roy Lim Kiam Chye who has served the Group in the Marketing Division the past 28 years.

Dato' Lee Soon Hian has indicated that he will also retire from the Board at the forthcoming AGM in order to pursue his personal and family interests. The Board would, once again record its appreciation to Dato' Lee for the many successes he had achieved in the Group's non-plantations business during his tenure of service.

Last, but not least, I would on behalf of the Board, express our thanks and appreciation to our employees for their positive efforts and to our shareholders for their continued loyal support of the KLK Group.

**DATO' LEE OI HIAN**
Chairman/CEO

12 December, 2003

## PENGHARGAAN

Encik Ong Beng Kee telah bersara sebagai Pengarah Eksekutif, tetapi telah dilantik sebagai pakar perunding dalam projek-projek perladangan tertentu. Lembaga mengucapkan penghargaan atas sumbangan perkhidmatan beliau dalam tahun-tahun lepas. Tugas eksekutif beliau dalam Bahagian Perladangan telah diambil alih oleh Encik Roy Lim Kiam Chye yang telah berkhidmat selama 28 tahun dengan Kumpulan dalam Bahagian Pemasaran.

Dato' Lee Soon Hian telah memaklumkan keinginan bersara daripada Lembaga di Mesyuarat Agung akan datang kerana beliau ingin menumpukan perhatian kepada hal-hal peribadi dan kepentingan keluarga. Lembaga, sekali lagi, merakamkan penghargaan kepada Dato' Lee atas kejayaan-kejayaan beliau dalam urusniaga Kumpulan di luar bidang perladangan sepanjang perkhidmatan beliau.

Akhirnya, bagi pihak Lembaga Pengarah, saya mengucapkan terima kasih dan penghargaan kami kepada para pekerja atas usaha positif mereka dan kepada para pemegang saham demi sokongan setia yang berterusan kepada Kumpulan KLK.

**DATO' LEE OI HIAN**
Pengerusi/Ketua Eksekutif

12 Disember, 2003



Bunch counting with Palm Pilot

Harvesting ripe bunches



Sterilising FFB in the mill



Visit by overseas customers to Ladang Changkat Asa

# Plantations



Mandau Selatan Office, Indonesia



Latex collect
early morni



Staff houses under construction, Indonesia



Nursery at Ladang Pangeran, Sabah

A well-established 2002 replant



## PLANTATIONS

Higher crude palm oil (CPO) prices, backed by an increase in crop harvest of fresh fruit bunches (FFB) boosted plantations profit to a record-high of RM360.1 million, a massive 72.9% increase over that of last year. The average CPO price realised rose from RM1,169 per tn to RM1,476 per tn, whilst FFB output reached a new high of 1.93 million tn, 9% more than last year. The oil palm profit per mature hectare i.e. before factoring in replanting expenditure, at RM4,160 per hectare exceeded last year's figure by 53.1%.

CPO prices have since the close of the financial year ended September 2003, gained further momentum with the spot market prices having touched the RM1,900 per tn level, on news of projected seasonally lower production figures of the soyabean crop in the U.S., and adverse weather conditions affecting the planting schedules of the other major soyabean producing countries of Argentina and Brazil. Other price-supporting factors included the lower stocks/usage ratio reported on the other 17 competing oils and fats worldwide, and higher offtakes of soyabean by China. Although CPO prices are not expected to sustain at such high levels, the zone to which the price will stabilise will depend very much on the soyabean production figures coming out of the major producing countries in the months ahead. More predictable, however, will be our own FFB harvest, and with 23.5% of the immature oil palm area coming on stream the next 2-3 years, a steady annual crop increase is to be expected. This will, hopefully help to cushion the effect of any future price weaknesses.

For the year under review, some 4,000 ha of young palms were brought into harvesting, bringing the total area under harvesting to 87,000 ha. The bulk of the new area came from our plantations in Indonesia. The past few years have seen the oil palm area in our Indonesian plantations grown to 30,000 ha planted, with 19,000 ha in harvesting, 11,000 ha under immature and with another 8,500 ha of reserved land to be planted up over the next 3 years. Already contributing 20% of the Group's total FFB production this year, it is envisaged that our Indonesian plantations will play an increasingly important role in our future Group profitability, especially with a strong rising yield trend expected.

Notwithstanding the dilutive effect of the extensive area of young crop, yield per hectare for the Group as a whole was marginally increased to 22.15 tn, but the oil extraction rate (OER) remained at 20.5% to give a resultant CPO per hectare of 4.54 tn. Much hope is pinned on the extensive use of tissue-cultured materials , improved agronomic practices, provision of modern milling facilities and application of more stringent harvesting standards to raise OER further.

Two units of new mills, with a capacity of 45 tn per hour each, and with built-in capability of doubling the throughput, have been successfully commissioned in our ADEI Complex (Indonesia), in perfect timing to receive the vastly increased FFB production arising from the harvesting of the extensive newly-matured areas. The new mills are also strategically located to put them in a favourable position to purchase outside FFB in an intensively oil palm cultivated region.

Our rubber sector appeared to have received a new lease of life with the strong resurgence of prices for the various rubber grades, and which price levels may have the potential to increase further with the accelerated switch from rubber to oil palm in the major rubber producing countries. The average rubber price realised surged to RM3.86 from RM3.00 per kg, and the rubber profit per mature hectare increased substantially from RM602 to RM1,606. Although our Group's rubber area has declined over the years in favour of oil palms, to 21,000 ha, with about 5,000 ha located in the ADEI Complex (Indonesia), this sector will provide a useful contribution to the bottom-line if the general consensual view that rubber prices will remain buoyant holds true.

# Manufacturing



Cocoa beans sampling



Material preparation in parquet factory



The final check





New beading plant


SGS
Palm-Oleo Sdn. Bhd.
(A Subsidiary of KL Kepong Bhd)
ISO 9001:2000
UKAS


SIMULTANEOUSLY ACHIEVING ISO 9001:2000
PALM-OLEO S/B PALMAMIDE S/B KSP MANUFACTURING S/B

## MANUFACTURING

Turnover and profits in the manufacturing sector, dominated by the oleochemical group, soared to record levels despite a challenging environment aggravated by high raw material costs i.e. palm products. Turnover climbed 48.1% to RM1.27 billion whilst profit rose 18.5% to RM102.5 million.

**Palm Oleo** has managed to offset the adverse effects of higher material costs through increased capacity, resulting from the commissioning of a new plant in October 2002, which boosted its fatty acid throughput by two-thirds to 250,000 metric tons per annum. This has enabled it to successfully capture a wider market share, particularly in the Asian region. The derivatives businesses in soap noodles and esters continued to deliver satisfactory results.

UK-based **Standard Soap**, a contract manufacturer of soap products and toiletries, registered another slight loss mainly due to declining margins.

The combined operations of our two units in the People's Republic of China, **Tianjin Bulking Installation** and edible oil refinery **Hubei Zhong Chang**, turned in a marginal loss as a result of heavy price pressure.

**KL-Kepong Cocoa Products**, which produces cocoa and chocolate products, recorded an excellent set of results with pre-tax profit more than doubled that of the previous year. Its marketing strategy towards the quality market segment was well supported by operational efficiencies. This, together with an effective prudent hedging policy, led to improved profit margin despite higher cocoa bean prices. During the year, it acquired a warehouse property adjacent to its factory. Its new chocolate plant is scheduled to commence operation by April 2004.

The results at **BKB Hevea Products ("BKB")**, our manufacturing plant for parquet flooring product, was little changed over the year in the face of continuing strong pressure from Chinese and Indonesian producers. Strict operating controls have helped to ensure that the quality of the company's products has been consistently good. Sales to Europe and Australia are expected to be higher, partly benefiting from the introduction of new products, which will help to widen the design range of various products and enhance the appeal and competitiveness of BKB's products.

The turnaround at our loss-making rubber glove manufacturing subsidiaries, **KL-Kepong Rubber Products and Masif Latex Products**, was delayed following higher latex prices and the subsequent margin squeeze amidst a highly competitive glove market. The commissioning of the first of the two acquired biomass boilers by December 2003 is part of the company's continuing effort to boost operating efficiencies.

The tyre manufacturing business of our 30.5%-owned associate, **Pearl River Tyre**, was affected by higher prices of raw material, particularly natural rubber, and intense competition. Sales in its main market in Guandong Province were also hurt by the outbreak of SARS in the earlier part of the calendar year.



C&E Malaysia wins KLCC Retail Awards of Excellence 2002/2003


need Therapy
Wholesale Buy-In – Merchandiser Included.
SONOMA
Customers' Satisfaction
CRABTREE & EVELYN


CRABTREE & EVELYN

Chatswood Chase, Sydney

# Retailing


SELF HEALTHY BEAUTY AWARD Winner
CRABTREE & EVELYN
Aloe Vera
Foot Smoother WITH PEPPERMINT OIL
SELF
HEALTHY
BEAUTY
AWARD
Winner


COSMOPOLITAN
BEST of the BEST
BEAUTY AWARDS 2002

The Best Hand Care Product

Crabtree & Evelyn

Lavender Hand Therapy

JOSEPHINE CHAN
Publisher

COSMOPOLITAN


CRABTREE & EVELYN

Long Service Award recipients, USA





## RETAILING

Our global retailing **Crabtree & Evelyn** ("C&E") group turned in a relatively flat performance but is considered commendable in view of the various unfavourable developments in the global retail industry, including the Iraq war, SARS scare and volatile currency movements. Pre-tax profit only increased marginally to £2.45 million on 5.9% higher sales of £110.4 million. However, sales adjusted for currency fluctuation grew at a higher rate of 13.2%, arising from both an increase in the number of stores as well as a moderate rise in comp store sales.

Simultaneous with its store expansion programme, C & E has also continued to develop and launch new products, so as to maintain a fresh and progressive image in the marketplace. The Freesia, Evelyn, Lily and Gardenia lines under the English Floral collection were reformulated and repackaged. A new fragrance "Wisteria" was also added to the collection.

The C&E group continues to pursue cost reduction strategies throughout all its business areas. Additionally, in our efforts to tap the growing opportunities in E-Commerce, plans are in place to expand the group's commercial websites into Europe, Australia and the Far East. E-Commerce sales have been growing at a rate of over 25% annually.

## PROPERTIES

Our maiden wholly-owned residential property project in Sungei Buloh, Desa Coalfields, has been very well received, achieving a take-up rate of 70% since it was progressively launched from January 2002. The project covers 230 acres and Phase 1 involves 638 units of double-storey terrace houses and single-storey shops with an aggregate gross sales value of RM73 million.

The key selling points were the freehold tenure of the properties, the upgrading plans for the infrastructure serving the area, particularly the Guthrie Corridor expressway, capital appreciation of the properties sold during the earlier phase and the assurance of value-for-money to buyers offered under our signature tagline, *KLK-Value Homes*™.

We plan to launch another 965 units consisting of double-storey terrace houses and double-storey shop offices and 5-storey low cost apartments, with a potential combined gross sales value of RM94 million in the coming year.


Desa Coalfields
Sungai Buloh


Retirement dinner for Mr Ong Beng Kee, Managing Director (Plantations)


Visit by the Minister of Works, YB Dato' Seri S. Samy Vellu, to Ladang Jeram Padang


Teamwork to create the KLK website


Best Manager Award at GSSB to Mr C. Periannan


Long service award to Mr Jenarthan


Students' visit to Ladang Tuan Mee


Sports Carnival for workers, Sabah

# Human Resource


Child care at the estate


Staff & management get-together, Indonesia



Our joint venture in Kumpulan Sierramas has achieved an encouraging 70% take-up rate for its current development project, Sierramas West. Sierramas, the pioneer in the Gated Community concept, was awarded the prestigious FIABCI (Malaysian Chapter) Award of Distinction 2002 for the Best Residential Development.

With profit contribution from Desa Coalfields and Sierramas and the non-recurrence of losses from a discontinued property joint venture, the Properties Division has begun to make some positive contributions to Group earnings, with future prospects looking brighter as a result of the improving economy and the various government measures to stimulate the industry and encourage home ownership as well as diverse promotional offers from banks.


YULE
CATTO

Polymerisation plant in Belgium



Ultramarine, an eco-friendly powder pigment used for colour plastics

## OTHER INVESTMENT

UK-based **Yule Catto & Co Plc,** our major associate, reported a substantial rise in earnings to a record level on the back of strong growth in high-margin pharmaceutical products, particularly the active ingredient it manufactures for generic omeprazole, an ulcer drug. The ingredient is manufactured in Spain by Uquifa, the pharmaceutical arm of Yule Catto. Omeprazole sales in the USA have performed extremely well since the launch of the product there at the end of 2002 but sales growth has slowed as new competitors emerge.

On the other hand, the dominant Polymer Chemicals division was hurt by high raw material costs, arising mostly from higher oil prices, despite having achieved good volume growth. Its water-based polymer products under the Synthomer banner serves diverse industries including the paint and adhesives sectors.

In the Performance Chemicals division, both sales and profit recorded modest growth despite the loss of output from the ultramarine pigment factory due to a fire in September 2002. Normal production at the factory is expected to resume in early 2004. Other niche chemicals in the portfolio include metal salts, hair dyes intermediates and photographic chemicals.

Yule Catto has benefited substantially from the major restructuring of its businesses it undertook in prior years and should continue to improve on its performance in the year ahead, barring further upheaval in the oil market. To a certain extent, its earnings outlook will also depend on the impact of new entrants into the USA generic omeprazole market.

12 December, 2003

# STATEMENT ON **CORPORATE GOVERNANCE**

The Malaysian Code on Corporate Governance ("the Code") formalised in March, 2000 and made mandatory with effect from June, 2001 for public listed companies to follow, marks a paradigm shift towards good corporate governance. The Code sets out the principles and best practices for adoption in an effort to raise standards of corporate governance in the country.

The KLK Board recognises that the exercise of highest standards of corporate governance in all aspects of its business dealings, is the bedrock of excellence and hence success of the Group. The Merit Award (Main Board – Plantation) for the Corporate Awards 2002 awarded to the Company by the Kuala Lumpur Stock Exchange ("KLSE") for outstanding corporate conduct, underscores the Company's commitment to corporate governance.

## BOARD OF DIRECTORS

The Board sets the policies which will enable them to lead and guide the Company to achieve its goals. The Board currently has ten substantive members and one Alternate Director. Of the ten, there are two Executive Directors and the balance are Non-Executives. The Independent Non-Executive Directors are Charles Letts, YM Tengku Robert Hamzah, R. M. Alias, Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman and Tan Sri Dato' Thong Yaw Hong. This complies to KLSE Listing Requirements, to have one third of the Board consisting of Independent Directors. Together, the Directors bring a wide spectrum of business acumen, financial experience and skills necessary to lead the Group. A brief profile of each Director is presented on pages 6 to 9.

For the financial year ended 30 September, 2003, the Board held 4 meetings. Directors' attendance to these meetings can be found in the Profiles of Directors on pages 6 to 9.

At Board Meetings, strategies and performance of the Company are being reviewed and evaluated in light of any changing circumstances whether economic, social or political. Although all the Directors have an equal responsibility for the Group's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests of all stakeholders.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. The terms of reference of each Committee have been approved by the Board.

In addition, where necessary, the Board may call in outside expert professionals in their respective fields to express their views on specific matters.

## AUDIT COMMITTEE

The composition and terms of reference of this Committee together with its report are presented on pages 32 to 33 of the Annual Report.

## NOMINATION COMMITTEE

The Committee, formed on 16 May, 2001, is responsible for recommending the right candidate with the necessary skills, experience and competencies to be filled in the Board. The Committee is also responsible for assessing the performance of each existing Director. The members of the Nomination Committee are as follows:

Yeoh Chin Hin (Chairman)
Tan Sri Dato' Thong Yaw Hong
Dato' Lee Hau Hian

For the financial year ended 30 September, 2003, the Committee held two meetings. No new appointments were made to the Board for the financial year under review.

## REMUNERATION COMMITTEE

This Committee was set up in March, 1994. It is responsible for developing the remuneration policy for the Group. The Committee's remuneration package for senior management and that for the Executive Directors are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, all of whom are Non-Executive Directors, are as follows:

R.M. Alias (Chairman)
Yeoh Chin Hin
Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman

For the financial year ended 30 September, 2003, the Committee held one meeting.

## DIRECTORS' REMUNERATION

The Company pays its Non-Executive Directors annual fees which was last revised in 2002 and are approved annually by the shareholders. In addition, members to Board Committees are paid a meeting allowance for each meeting they attend. The Directors are also reimbursed for expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's policy on Directors' remuneration is to attract and retain the Directors of high calibre needed to run the Group successfully. In the case of the Chairman/CEO and the Executive Director, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. The Board also takes into consideration information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies during the financial year are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

| **Components** | **Directors** | |
|---|---|---|
| | **Executive RM'000** | **Non-Executive RM'000** |
| Fees | - | 666 |
| Salaries | 1,346 | - |
| Bonus | 676 | - |
| Benefits-In-Kind | 73 | - |
| Other Emoluments | 1,032 | 11 |
| **Total** | **3,127** | **677** |

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

| **Range of remuneration** | **Number of Directors** | |
|---|---|---|
| | **Executive** | **Non-Executive** |
| RM50,001 to RM100,000 | 1 | 7 |
| RM100,001 to RM150,000 | - | 1 |
| RM950,001 to RM1,000,000 | 2 | - |
| RM1,100,001 to RM1,150,000 | 1 | - |

There are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Lee Oi Hian and the Executive Director, Dato' Lee Soon Hian. The contract with the Chairman/CEO will expire on 19 December, 2008. Dato' Lee Soon Hian retires by rotation from the Board at the forthcoming Annual General Meeting but will not stand for re-election.

## RE-ELECTION OF DIRECTORS

In accordance with the Company's Articles of Association, all newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting after their appointments. No new appointment was made for the year ended 30 September, 2003.

In accordance with the Articles of Association, one third of the remaining Directors are required to retire by rotation at the Annual General Meeting held annually and that all Directors shall retire at least once in every 3 years. The Director due to retire by rotation at the forthcoming Annual General Meeting is shown on page 2 of the Notice of Meeting (Ordinary Resolution 3).

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming Annual General Meeting are shown on page 2 of the Notice of Meeting (Ordinary Resolutions 4, 5, 6, 7 and 8).

## SUPPLY OF INFORMATION TO BOARD MEMBERS

Board Meetings are structured with a pre-set agenda. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965.

At other times, Directors have direct access to the Senior Management and the services of the Company Secretaries. Directors are encouraged to visit the Group's operating centres to familiarise themselves with the various operations of the Group.

All the Directors have attended and completed the Mandatory Accreditation Programme ("MAP") conducted by the Research Institute of Investment Analysts Malaysia ("RIIAM"), an affiliate company of KLSE. From 1 July, 2003 they will attend the Continuing Education Programme ("CEP") organised by accredited organisations.

# statement on **corporate governance**

## RELATIONS WITH SHAREHOLDERS AND INVESTORS

The Board encourages shareholders' active participation at the Company's Annual General Meeting and endeavours to ensure all Board Members are in attendance. The Auditors are also present in the Company's Annual General Meeting. At the Annual General Meeting, the Board presents the performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to raise questions or to seek more information. Resolutions tabled and passed at the Meeting are released to the Stock Exchanges on the same day to enable the public to know the outcome.

In addition, the Company makes various announcements through the Stock Exchanges, in particular the timely release of the quarterly results within two months from the close of a particular quarter. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the KLSE website.

The Board has appointed R.M. Alias as the Senior Non-Executive Director to whom shareholders can address their concerns. At all times, shareholders may contact the Company Secretaries for information on the Company.

Dialogues/presentations are held periodically with investors and analysts at the Head Office or roadshows. For the financial year ended 30 September, 2003, the Company also participated in the Minggu Saham Amanah Malaysia in Kuala Lumpur where potential investors and members of the public can obtain information on the Company's business and performance.

## FINANCIAL REPORTING

The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee reviews the information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

## INTERNAL CONTROLS

The Statement on Internal Control is set out on pages 30 to 31.

## RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to the external auditors is elaborated on pages 32 to 33.





## COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) Of the 3 members of the Nomination Committee, who are all Non-Executives, only one is an Independent Director. Although the majority of the members of the Committee is Non-Independent, the Board is of the view that the Nomination Committee only makes recommendations to the Board who then has the final say. There are sufficient Independent Directors in the Board to review the Committee's recommendations.

(b) Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with KLSE Listing Requirements but however, does not disclose that of each Director. The Board is of the view that transparency and accountability as applicable to Directors' remuneration are appropriately served by the band disclosure method.

(c) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient Independent Directors on the Board with wide boardroom experience to provide the necessary check and balance. Further, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the KLSE Listing Requirements.

## DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September, 2003, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

## OTHER INFORMATION

### Option warrants and convertible securities

The Company has not issued any warrants and convertible securities during the financial year.

### American Depositary Receipt ("ADR")

KLK has an ADR Programme (Level 1) in the United States of America ("USA") sponsored by JP Morgan Chase Bank ("JPMorgan"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, are tradable in ADRs over-the-counter in the USA in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. For the year ended 30 September, 2003, no KLK shares has been deposited with the custodian and therefore, there are no ADRs outstanding at this time.

### Sanctions and/or penalties

There was no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

### Profit guarantee

During the financial year, there was no profit guarantee issued by the Company.

### Material contracts

Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 27 to the financial statements under "Related Party Transactions" on pages 68 to 70.

21 November, 2003

# STATEMENT ON **INTERNAL CONTROL**

The Malaysian Code on Corporate Governance states that the Board of Directors ("Board") should maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. The Board is committed to maintaining a sound system of internal control in the Group and is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Kuala Lumpur Stock Exchange Listing Requirements ("KLSE Listing Requirements").

The External Auditors have reviewed this statement pursuant to paragraph 15.24 of the KLSE Listing Requirements and in accordance with Auditing Technical Release ("ATR") 5, Guidance for Auditors on the Review of Directors' Statement on Internal Control, and have reported to the Board that nothing has come to their attention that causes them to believe that this statement is inconsistent with their understanding of the processes that the Board has adopted in reviewing the adequacy and integrity of the system of internal control.

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Group during the year.

## BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

In view of the limitations that are inherent in any system of internal control, this system is designed to manage, rather than eliminate the risk of failure to achieve corporate objectives. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatements, operational failures, frauds or losses.

## RISK MANAGEMENT FRAMEWORK

There is in place a formal and on-going process to identify, evaluate and manage significant risks faced by the Group. This process entails the establishment of an appropriate risk management framework to embed risk management precepts in the processes and activities of the Group. This includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

As part of the risk management framework, a Group Risk Management Committee ("GRMC") has been established to monitor the on-going risks faced by the Group.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and reporting periodically to the GRMC.

## OTHER KEY COMPONENTS OF INTERNAL CONTROL SYSTEM

The other key components of the Group's internal control systems are described below:

### Board Meetings

The Board meets at least quarterly and has a formal agenda on matters for discussion. The Chairman/CEO, together with the respective Executive Directors, leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

### Organisational structure with formally defined responsibility lines and delegation of authority

There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

### Performance Management framework

Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board and the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

### Operational policies and procedures

The documented policies and procedures form an integral part of the internal control system to safeguard the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

## WEAKNESSES IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. There was no material losses which occurred during the year that resulted from weaknesses in the internal control systems.

21 November, 2003

# AUDIT COMMITTEE

## MEMBERS

YM Tengku Robert Hamzah – Chairman
*(Independent Non-Executive Director)*

Datuk Abdul Rahman bin Mohd. Ramli
*(Non-Independent Non-Executive Director and MIA member)*

Maj-Gen (R) Dato' Seri Dr Mahmood Sulaiman
*(Independent Non-Executive Director)*

## SECRETARIES

J.C. Lim
Fan Chee Kum

## TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below:

### Duties and Responsibilities

The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").
- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External and Internal Auditors.
- Propose, monitor and ensure an adequate system of risk management for management to safeguard the Group's assets.
- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

### Authority

The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

The Committee shall have unlimited access to all information and documents relevant to its activities as well as to the internal and external auditors and senior management of the Group.

The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

### Financial Procedures and Financial Reporting

Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

### Related Party Transactions

To consider any related party transactions that may arise within the Company or the Group.

### External Audit

- Review the audit plan of the external auditors;
- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;
- Consider and recommend the nomination, appointment and the reappointment of external auditors and their fees;
- To report promptly to the Kuala Lumpur Stock Exchange ("KLSE") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the KLSE Listing Requirements.

### Internal Audit

- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;
- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

## COMPOSITION

The terms of office and performance of each of the member of the Committee shall be reviewed by the Board at least once every 3 years.

## MEETINGS

During the financial year ended 30 September, 2003, five Committee meetings were held. A record of the attendance to these meetings is as follows:

| | *No. of Meetings Attended* |
|---|---|
| YM Tengku Robert Hamzah<br>*(Appointed as Chairman on 16 May, 2003)* | 5 |
| Datuk Abdul Rahman bin Mohd. Ramli | 5 |
| Maj-Gen (R) Dato' Seri Dr Mahmood Sulaiman<br>*(Appointed on 16 May, 2003)* | 1 |
| Mr. Yeoh Chin Hin<br>*(Resigned on 16 May, 2003)* | 3 |

## INTERNAL AUDIT FUNCTION

The Group has an adequately resourced IAD whose principal responsibility is to undertake regular and systematic reviews of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively in the Company and the Group. The IAD reports directly to the Committee and is independent of the activities they audit. In addition, the IAD also conducts investigations and special reviews at the request of Management.

The IAD regularly submits the audit reports on their audit activities and the internal audit findings are tabled at the Committee meetings. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2002/2003, a total of 150 audits, reviews and investigations were carried out spanning the Group's operations.

## ACTIVITIES

The summary of activities of the Committee during the year under review was as follows:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:-
  - any changes in accounting policies and practices;
  - significant adjustments arising from the audit;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.
- Reviewed the related party transactions that had arisen within the Company or the Group.
- Considered the appointment of external auditors and their request for increase in audit fees.
- Reviewed with the external auditors their audit plan prior to commencement of audit.
- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.
- Reviewed and discussed with the external auditors their evaluation of the system of internal control of the Group.
- Reviewed and deliberated on reports of audits conducted by the IAD.
- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.
- Reviewed and assessed the risk management activities of the Company and the Group.


occupational safety & health
quality
environmental

# **ENVIRONMENTAL** POLICY

We are committed to keep our environment clean, safe and healthy.

We will continue to promote greater environmental awareness in our daily activities.

Preservation of the environment is the responsibility of everybody in the Company.

# **QUALITY** POLICY

Our commitment is towards quality at a consistently high level.

We emphasise on quality of products, service and competitive pricing to meet or exceed consumers' requirement.

We will remain innovative and adopt new technologies to cater for changing needs.

Quality improvement is the responsibility of every employee.

# **OCCUPATIONAL SAFETY & HEALTH** POLICY

We seek the highest standards of safety and health care in the pursuit of our business activities.

We are therefore fully committed to meet the legislative objectives and moral obligations in order to create, build and promote a safe and healthy work environment and culture.

# FINANCIAL STATEMENTS 2003

# REPORT OF THE **DIRECTORS**

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries and of the Company for the year ended 30 September, 2003.

**PRINCIPAL ACTIVITIES**

The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September, 2003.

**RESULTS**

| | Group RM'000 | Company RM'000 |
|---|---|---|
| Profit before taxation | 568,911 | 152,126 |
| Tax expense | (156,484) | (35,264) |
| Profit after taxation | 412,427 | 116,862 |
| Minority interests | (17,739) | - |
| Net profit for the year | 394,688 | 116,862 |

**DIVIDENDS**

The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,007,000 in respect of the year ended 30 September, 2002 was paid on 20 March, 2003, as proposed in last year's report;

(ii) a special dividend of 5 sen gross per share, less 28% income tax, amounting to RM25,559,000 in respect of the year ended 30 September, 2002 was paid on 20 March, 2003, as proposed in last year's report; and

(iii) an interim dividend of 6 sen gross per share, less 28% income tax, amounting to RM30,671,000 in respect of the year ended 30 September, 2003 was paid on 11 August, 2003.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax and a special dividend of 10 sen gross per share, less 28% income tax totalling RM97,125,000 for the year ended 30 September, 2003 which, subject to approval at the Annual General Meeting of the Company, will be paid on 15 March, 2004 to shareholders on the Company's register of members at the close of business on 19 February, 2004.

**RESERVES AND PROVISIONS**

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

**ISSUED AND PAID-UP CAPITAL**

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Extraordinary General Meeting ("EGM") held on 20 February, 2003. Details of the shares bought back and retained as treasury shares are as follows:

| | | Per Share | | | |
|---|---|---|---|---|---|
| Month | No. Of Shares Bought Back And Held As Treasury Shares | Highest Price Paid RM | Lowest Price Paid RM | Average Price Paid RM | Total Consideration RM '000 |
| February, 1999 | 1,208,000 | 5.90 | 5.10 | 5.58 | 6,823 |
| March, 1999 | 1,131,000 | 5.25 | 4.72 | 4.86 | 5,559 |
| January, 2002 | 200,000 | 5.30 | 5.30 | 5.30 | 1,065 |
| | 2,539,000 | | | | 13,447 |

The mandate given by the shareholders will expire at the forthcoming Annual General Meeting ("AGM") and an ordinary resolution will be tabled at the Company's EGM to be convened on the same day of the Company's AGM for shareholders to grant a fresh mandate for another year.

**DIRECTORS OF THE COMPANY**

Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, Dato' Lee Hau Hian retires by rotation from the Board at the forthcoming Annual General Meeting, and being eligible, offers himself for re-election.

In accordance with the Company's Articles of Association, Dato' Lee Soon Hian also retires by rotation from the Board at the forthcoming Annual General Meeting but will not seek re-election.

Yeoh Chin Hin, Charles Letts, Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman, Tan Sri Dato' Thong Yaw Hong and R.M. Alias retire at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following Annual General Meeting of the Company.

**DIRECTORS' SHAREHOLDINGS**

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

| | Number of Shares of RM1 each | | | | |
|---|---|---|---|---|---|
| **Name** | **Balance at 1.10.2002** | **Bought** | **Sold** | **Balance at 30.9.2003** | **% of Issued Share Capital#** |
| Dato' Lee Oi Hian | | | | | |
| - held directly | 48,000 | - | - | 48,000 | 0.01 |
| - deemed interested | 320,445,896 | 9,551,704 | - | 329,997,600 | 46.48 |
| Yeoh Chin Hin | | | | | |
| - held directly | 1,050,000 | - | - | 1,050,000 | 0.15 |
| - deemed interested | 80,000 | - | - | 80,000 | 0.01 |
| Charles Letts | | | | | |
| - held directly | 456,000 | - | - | 456,000 | 0.06 |
| - deemed interested | - | - | - | - | - |
| YM Tengku Robert Hamzah | | | | | |
| - held directly | 73,000 | - | - | 73,000 | 0.01 |
| - deemed interested | 170,000 | - | - | 170,000 | 0.02 |
| R. M. Alias | | | | | |
| - held directly | 225,000 | - | - | 225,000 | 0.03 |
| - deemed interested | - | - | - | - | - |
| Dato' Lee Hau Hian | | | | | |
| - held directly | 55,500 | - | - | 55,500 | 0.01 |
| - deemed interested | 320,445,896 | 9,551,704 | - | 329,997,600 | 46.48 |
| Tan Sri Dato' Thong Yaw Hong | | | | | |
| - held directly | 70,000 | - | - | 70,000 | 0.01 |
| - deemed interested | 40,500 | 4,500 | - | 45,000 | 0.01 |
| Dato' Lee Soon Hian | | | | | |
| - held directly | - | 700,000 | - | 700,000 | 0.10 |
| - deemed interested | 320,445,896 | 9,551,704 | - | 329,997,600 | 46.48 |
| Yeoh Eng Khoon (alternate to Yeoh Chin Hin) | | | | | |
| - held directly | 240,000 | - | - | 240,000 | 0.03 |
| - deemed interested | 2,120,000 | - | - | 2,120,000 | 0.30 |

# Based on 709,977,128 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Soon Hian's direct interest in the shares of the Company increased by 100,000 shares between 30 September, 2003 and 8 December, 2003. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 31 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

**DIRECTORS' BENEFITS**

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors and the consultancy fee paid to a Director shown in the Group financial statements, or of a related company) by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 27 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

**OPTIONS GRANTED OVER UNISSUED SHARES**

No options were granted to any person to take up unissued shares of the Company during the year.

**OTHER STATUTORY INFORMATION**

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due other than that disclosed under Note 30 on the financial statements.

In the opinion of the Directors, except for the effects of any change in accounting policies adopted since the last report as disclosed in the financial statements, the results of the operations of the Group and of the Company for the financial year ended 30 September, 2003 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

**AUDITORS**

The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

**DATO' LEE OI HIAN**
(Chairman/CEO)

**YEOH CHIN HIN**
(Director)

12 December, 2003.

# **INCOME** STATEMENTS
FOR THE YEAR ENDED 30 SEPTEMBER, 2003

| | Note | Group | | Company | |
|---|---|---|---|---|---|
| | | **2003 RM'000** | 2002 RM'000 (Restated) | **2003 RM'000** | 2002 RM'000 |
| Revenue | 2 | **3,473,531** | 2,469,071 | **505,078** | 392,035 |
| Operating profit | 3 | **495,966** | 302,199 | **152,126** | 121,938 |
| Finance cost | 4 | **(5,615)** | (4,832) | - | - |
| Share of results of associated companies | 3 | **78,560** | 49,752 | - | - |
| Profit before taxation | | **568,911** | 347,119 | **152,126** | 121,938 |
| Tax expense | | | | | |
| Company and subsidiary companies | 7 | **(124,905)** | (61,514) | **(35,264)** | (15,840) |
| Associated companies | 7 | **(31,579)** | (19,154) | - | - |
| | | **(156,484)** | (80,668) | **(35,264)** | (15,840) |
| Profit after taxation | | **412,427** | 266,451 | **116,862** | 106,098 |
| Minority interests | | **(17,739)** | (11,378) | - | - |
| Net profit for the year | | **394,688** | 255,073 | **116,862** | 106,098 |
| | | **Sen** | Sen | **Sen** | Sen |
| Earnings per share | 8 | **55.6** | 35.9 | **16.5** | 14.9 |
| Dividends per share (net) - 25 sen (2002: 20 sen) gross less 28% income tax | 9 | **18.0** | 14.4 | **18.0** | 14.4 |

*The notes set out on pages 49 to 83 form an integral part of, and should be read in conjunction with, these financial statements.*

# BALANCE SHEETS
AT 30 SEPTEMBER, 2003

| | Note | Group 2003 RM'000 | Group 2002 RM'000 (Restated) | Company 2003 RM'000 | Company 2002 RM'000 (Restated) |
|---|---|---|---|---|---|
| PROPERTY, PLANT AND EQUIPMENT | 10 | **2,273,656** | 2,183,584 | **640,098** | 639,734 |
| PROPERTY DEVELOPMENT | 11 | **54,652** | 68,806 | - | - |
| SUBSIDIARY COMPANIES | 12 | - | - | **963,585** | 945,411 |
| ASSOCIATED COMPANIES | 13 | **497,020** | 467,688 | **94,675** | 94,675 |
| OTHER INVESTMENTS | 14 | **82,473** | 69,834 | **652** | 652 |
| DEFERRED TAX ASSETS | 15 | **9,490** | 21,630 | - | - |
| INTANGIBLE ASSETS | 16 | **18,837** | 18,782 | - | - |
| GOODWILL ON CONSOLIDATION | | **60,369** | 64,002 | - | - |
| | | **2,996,497** | 2,894,326 | **1,699,010** | 1,680,472 |
| CURRENT ASSETS | | | | | |
| Inventories | 17 | **478,133** | 425,204 | **21,482** | 21,116 |
| Trade receivables | 18 | **250,636** | 207,701 | **8,037** | 13,365 |
| Other receivables, deposits and prepayments | 19 | **169,345** | 131,474 | **44,769** | 44,765 |
| Property development | 11 | **23,286** | 2,717 | - | - |
| Cash and cash equivalents | 20 | **606,545** | 409,686 | **56,269** | 51,528 |
| Amounts owing by subsidiary companies | 12 | - | - | **1,336,045** | 1,299,084 |
| | | **1,527,945** | 1,176,782 | **1,466,602** | 1,429,858 |
| Less: CURRENT LIABILITIES | | | | | |
| Trade payables | 21 | **123,644** | 106,415 | **5,482** | 4,671 |
| Other payables | 22 | **153,724** | 153,078 | **39,538** | 32,295 |
| Taxation | | **38,197** | 12,226 | - | - |
| Borrowings | 23 | **139,098** | 106,039 | - | - |
| Finance leases | 24 | **260** | 190 | - | - |
| Amounts owing to subsidiary companies | 12 | - | - | **127,581** | 98,987 |
| | | **454,923** | 377,948 | **172,601** | 135,953 |
| NET CURRENT ASSETS | | **1,073,022** | 798,834 | **1,294,001** | 1,293,905 |
| | | **4,069,519** | 3,693,160 | **2,993,011** | 2,974,377 |
| **Financed by:** | | | | | |
| SHARE CAPITAL | 25 | **712,516** | 712,516 | **712,516** | 712,516 |
| RESERVES | 26 | **3,076,762** | 2,725,499 | **2,279,983** | 2,263,682 |
| | | **3,789,278** | 3,438,015 | **2,992,499** | 2,976,198 |
| Less: COST OF TREASURY SHARES | | **(13,447)** | (13,447) | **(13,447)** | (13,447) |
| SHAREHOLDERS' EQUITY | | **3,775,831** | 3,424,568 | **2,979,052** | 2,962,751 |
| MINORITY INTERESTS | | **125,078** | 113,847 | - | - |
| LONG TERM AND DEFERRED LIABILITIES | | | | | |
| Deferred tax liabilities | 15 | **135,876** | 123,762 | **4,700** | 3,600 |
| Provision for retirement benefits | | **13,429** | 12,854 | **9,259** | 8,026 |
| Borrowings | 23 | **18,938** | 17,660 | - | - |
| Finance leases | 24 | **367** | 469 | - | - |
| | | **168,610** | 154,745 | **13,959** | 11,626 |
| | | **4,069,519** | 3,693,160 | **2,993,011** | 2,974,377 |

*The notes set out on pages 49 to 83 form an integral part of, and should be read in conjunction with, these financial statements.*

# CONSOLIDATED STATEMENT OF **CHANGES IN EQUITY**

FOR THE YEAR ENDED 30 SEPTEMBER, 2003

| | Share Capital RM'000 | Capital Reserve RM'000 | Revaluation Reserve RM'000 | Capital Redemption Reserve RM'000 | Exchange Fluctuation Reserve RM'000 | General Reserve RM'000 | Revenue Reserve RM'000 | Treasury Shares RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|---|
| At 1 October, 2001 as previously stated | 712,516 | 1,150,482 | 53,345 | 6,685 | 860 | 14,337 | 1,350,181 | (12,382) | 3,276,024 |
| Effect of adopting MASB 25 | - | - | (3,600) | - | - | - | (45,833) | - | (49,433) |
| As restated | 712,516 | 1,150,482 | 49,745 | 6,685 | 860 | 14,337 | 1,304,348 | (12,382) | 3,226,591 |
| Share of reserves of associated companies | - | - | - | - | - | - | (22,236) | - | (22,236) |
| Arising from redemption of redeemable preference shares | - | - | - | 3,700 | - | - | (3,700) | - | - |
| Currency translation differences | - | - | - | - | 42,883 | - | - | - | 42,883 |
| Net gains/(losses) not recognised in the income statement | - | - | - | 3,700 | 42,883 | - | (25,936) | - | 20,647 |
| Shares buy back | - | - | - | - | - | - | - | (1,065) | (1,065) |
| Net profit for the year - restated | - | - | - | - | - | - | 255,073 | - | 255,073 |
| Dividends paid | | | | | | | | | |
| - 2001 final | - | - | - | - | - | - | (46,007) | - | (46,007) |
| - 2002 interim | - | - | - | - | - | - | (30,671) | - | (30,671) |
| Transfer from revenue reserve to capital reserve | - | 5,437 | - | - | - | - | (5,437) | - | - |
| At 30 September, 2002 - restated | **712,516** | **1,155,919** | **49,745** | **10,385** | **43,743** | **14,337** | **1,451,370** | **(13,447)** | **3,424,568** |
| Share of reserves of associated companies | **-** | **-** | **-** | **1,350** | **-** | **-** | **3,577** | **-** | **4,927** |
| Currency translation differences | **-** | **2** | **-** | **-** | **53,883** | **-** | **-** | **-** | **53,885** |
| Net gains not recognised in the income statement | **-** | **2** | **-** | **1,350** | **53,883** | **-** | **3,577** | **-** | **58,812** |
| Net profit for the year | **-** | **-** | **-** | **-** | **-** | **-** | **394,688** | **-** | **394,688** |
| Dividends paid | | | | | | | | | |
| - 2002 final | **-** | **-** | **-** | **-** | **-** | **-** | **(46,007)** | **-** | **(46,007)** |
| - 2002 special | **-** | **-** | **-** | **-** | **-** | **-** | **(25,559)** | **-** | **(25,559)** |
| - 2003 interim | **-** | **-** | **-** | **-** | **-** | **-** | **(30,671)** | **-** | **(30,671)** |
| Transfer from revenue reserve to capital reserve | **-** | **2,334** | **-** | **-** | **-** | **-** | **(2,334)** | **-** | **-** |
| At 30 September, 2003 | **712,516** | **1,158,255** | **49,745** | **11,735** | **97,626** | **14,337** | **1,745,064** | **(13,447)** | **3,775,831** |
| | Note 25 | ← Note 26 → | | | | | | | |

*The notes set out on pages 49 to 83 form an integral part of, and should be read in conjunction with, these financial statements.*

# STATEMENT OF CHANGES IN **EQUITY OF THE COMPANY**

FOR THE YEAR ENDED 30 SEPTEMBER, 2003

| | Share Capital RM'000 | Capital Reserve RM'000 | Revaluation Reserve RM'000 | Capital Redemption Reserve RM'000 | Exchange Fluctuation Reserve RM'000 | General Reserve RM'000 | Revenue Reserve RM'000 | Treasury Shares RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|---|
| t 1 October, 2001 as previously stated | 712,516 | 1,352,472 | 38,336 | 285 | 87,013 | 14,337 | 744,546 | (12,382) | 2,937,123 |
| ffect of adopting MASB 25 | - | - | (3,600) | - | - | - | - | - | (3,600) |
| s restated | 712,516 | 1,352,472 | 34,736 | 285 | 87,013 | 14,337 | 744,546 | (12,382) | 2,933,523 |
| et gains not recognised in the income statement | | | | | | | | | |
| - Currency translation differences | - | - | - | - | 873 | - | - | - | 873 |
| hares buy back | - | - | - | - | - | - | - | (1,065) | (1,065) |
| et profit for the year | - | - | - | - | - | - | 106,098 | - | 106,098 |
| ividends paid | | | | | | | | | |
| - 2001 final | - | - | - | - | - | - | (46,007) | - | (46,007) |
| - 2002 interim | - | - | - | - | - | - | (30,671) | - | (30,671) |
| ransfer from revenue reserve to capital reserve | - | 3,020 | - | - | - | - | (3,020) | - | - |
| t 30 September, 2002 - restated | **712,516** | **1,355,492** | **34,736** | **285** | **87,886** | **14,337** | **770,946** | **(13,447)** | **2,962,751** |
| et gains not recognised in the income statement | | | | | | | | | |
| - Currency translation differences | - | - | - | - | **1,676** | - | - | - | **1,676** |
| et profit for the year | - | - | - | - | - | - | **116,862** | - | **116,862** |
| ividends paid | | | | | | | | | |
| - 2002 final | - | - | - | - | - | - | **(46,007)** | - | **(46,007)** |
| - 2002 special | - | - | - | - | - | - | **(25,559)** | - | **(25,559)** |
| - 2003 interim | - | - | - | - | - | - | **(30,671)** | - | **(30,671)** |
| ransfer from revenue reserve to capital reserve | - | **1,155** | - | - | - | - | **(1,155)** | - | - |
| t 30 September, 2003 | **712,516** | **1,356,647** | **34,736** | **285** | **89,562** | **14,337** | **784,416** | **(13,447)** | **2,979,052** |
| | Note 25 | ← | | | Note 26 | | | → | |

*The notes set out on pages 49 to 83 form an integral part of, and should be read in conjunction with, these financial statements.*

# CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 SEPTEMBER, 2003

| | 2003<br>RM'000 | 2002<br>RM'000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Profit before taxation | **568,911** | 347,119 |
| Adjustments for: | | |
| Depreciation | **96,999** | 88,640 |
| Amortisation of leasehold land | **2,433** | 2,230 |
| Amortisation of intangible assets | **1,151** | 1,091 |
| Impairment of property, plant and equipment | **1,710** | - |
| Property, plant and equipment written off | **12,860** | 418 |
| Loss/(Gain) on disposal of property, plant and equipment | **402** | (5,836) |
| Surplus arising from government acquisition of land | **(3,044)** | (3,791) |
| Surplus arising from sale of land | **(545)** | - |
| (Surplus)/Deficit on sales of investments | **(3,993)** | 3,503 |
| Allowance for diminution in value of investments | **4,043** | - |
| Write back of allowance for diminution in value of investments | **(6,315)** | (4,635) |
| Gain on disposal of a subsidiary company | **(1,236)** | - |
| Goodwill written off | **4,992** | - |
| Retirement benefits provision | **3,221** | 4,498 |
| Interest expenses | **5,615** | 4,832 |
| Dividend income | **(6,017)** | (2,236) |
| Interest income | **(15,630)** | (13,145) |
| Exchange gain | **(1,369)** | (775) |
| Share of associated companies' results | **(78,560)** | (49,752) |
| Surplus on disposal of associated companies | **-** | (59) |
| Operating profit before working capital changes | **585,628** | 372,102 |
| Working capital changes: | | |
| Inventories | **(54,689)** | (58,706) |
| Trade and other receivables | **(36,250)** | (61,471) |
| Trade and other payables | **18,768** | 57,211 |
| Cash generated from operations | **513,457** | 309,136 |
| Interest paid | **(5,536)** | (4,832) |
| Tax paid | **(75,057)** | (34,375) |
| Retirement benefits paid | **(1,585)** | (2,119) |
| Net cash generated from operating activities | **431,279** | 267,810 |

# consolidated cash flow statement for the year ended 30 september, 2003

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property, plant and equipment | **(148,934)** | (237,426) |
| Plantation development expenditure | **(29,637)** | (35,387) |
| Property development expenditure | **(15,486)** | (5,152) |
| Purchase of a subsidiary, net of cash acquired (Note B) | **(2,734)** | (28,819) |
| Sale of a subsidiary, net of cash disposed (Note C) | **114** | - |
| Purchase of additional shares in a subsidiary company | **-** | (9,629) |
| Purchase of investments | **(28,687)** | (34,055) |
| Proceeds from sale of property, plant and equipment | **2,035** | 12,147 |
| Proceeds from disposal of associated companies | **-** | 42,286 |
| Compensation from government on land acquired | **3,159** | 4,229 |
| Proceeds from sale of land | **581** | - |
| Deposit refunded/(paid) for purchase of an associated company | **960** | (960) |
| Redemption of redeemable cumulative preference shares by an associated company | **-** | 8,500 |
| Proceeds from sale of investments | **22,746** | 49,160 |
| Repayment from an associated company | **-** | 60 |
| Payment of Real Property Gain Tax | **(28)** | - |
| Dividends received from associated companies | **31,649** | 23,876 |
| Dividends received from investments | **3,232** | 1,638 |
| Interest received | **13,501** | 13,116 |
| Net cash used in investing activities | **(147,529)** | (196,416) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Term loans received | **94,183** | 22,082 |
| Repayment of term loans | **(63,612)** | (21,667) |
| Payment of finance leases | **(260)** | (184) |
| Dividends paid to shareholders of the Company | **(102,237)** | (76,678) |
| Dividends paid to minority shareholders | **(4,846)** | (6,238) |
| Return of capital to minority shareholders | **(1,492)** | (402) |
| Redemption of redeemable preference shares to minority shareholders | **-** | (5,946) |
| Share buy back | **-** | (1,065) |
| Net cash used in financing activities | **(78,264)** | (90,098) |
| Net increase/(decrease) in cash and cash equivalents | **205,486** | (18,704) |
| Cash and cash equivalents at beginning of year | **376,476** | 402,240 |
| Cash and cash equivalents at end of year | **581,962** | 383,536 |

**NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT**

**A. CASH AND CASH EQUIVALENTS**

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| Cash and cash equivalents consist of: | | |
| Cash and bank balances | **57,742** | 45,450 |
| Deposits | **548,803** | 364,236 |
| Bank overdrafts | **(24,583)** | (26,150) |
| Cash and cash equivalents | **581,962** | 383,536 |
| Foreign exchange differences on opening balances | **-** | (7,060) |
| Cash and cash equivalents as restated | **581,962** | 376,476 |

# consolidated cash flow statement for the year ended 30 september, 2003

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| **B. ANALYSIS OF ACQUISITION OF A SUBSIDIARY COMPANY** | | |
| The fair values of assets and liabilities of a subsidiary acquired were as follows: | | |
| Property, plant and equipment | **2,998** | - |
| Associated company | - | 11,998 |
| Current (liability)/assets | **(2,504)** | 6 |
| Net assets acquired | **494** | 12,004 |
| Goodwill on acquisition | **2,240** | 16,821 |
| Total purchase price | **2,734** | 28,825 |
| Less: Cash and bank balances | - | 6 |
| Cash flow on acquisition, net of cash acquired | **2,734** | 28,819 |
| **C. ANALYSIS OF DISPOSAL OF A SUBSIDIARY COMPANY** | | |
| The assets and liability of a subsidiary disposed were as follows: | | |
| Property, plant and equipment | **494** | - |
| Net current liability | **(1,622)** | - |
| Minority interest | **(348)** | - |
| Goodwill | **873** | - |
| | **(603)** | - |
| Gain on disposal | **1,236** | - |
| Total sale consideration | **633** | - |
| Less: Cash and bank balances | **(519)** | - |
| Cash flow on disposal, net of cash disposed | **114** | - |

**D. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT**

During the year, the Group acquired property, plant and equipment with an aggregate cost of RM149,061,000 (2002: RM237,907,000) of which RM127,000 (2002: RM481,000) was financed by means of finance leases.

# CASH FLOW STATEMENT OF THE COMPANY
## FOR THE YEAR ENDED 30 SEPTEMBER, 2003

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Profit before taxation | **152,126** | 121,938 |
| Adjustments for: | | |
| Depreciation | **7,460** | 7,696 |
| Amortisation of leasehold land | **388** | 388 |
| Property, plant and equipment written off | **119** | 186 |
| Gain on disposal of property, plant and equipment | **(263)** | (101) |
| Surplus arising from government acquisition of land | **(609)** | (3,020) |
| Surplus arising from sale of land | **(545)** | - |
| Retirement benefits provision | **2,625** | 2,909 |
| Gain in foreign exchange | **(648)** | (101) |
| Dividend income | **(116,447)** | (106,251) |
| Interest income | **(4,436)** | (6,976) |
| Operating profit before working capital changes | **39,770** | 16,668 |
| Working capital changes: | | |
| Inventories | **(366)** | (3,775) |
| Trade and other receivables | **7,998** | (10,889) |
| Trade and other payables | **8,057** | 5,082 |
| Cash generated from operations | **55,459** | 7,086 |
| Tax paid | **(7,670)** | (4,023) |
| Retirement benefits paid | **(1,392)** | (2,020) |
| Net cash generated from operating activities | **46,397** | 1,043 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property, plant and equipment | **(8,501)** | (5,455) |
| Plantation development expenditure | - | (44) |
| Property, plant and equipment transferred to subsidiary companies | - | 1 |
| Purchase of a subsidiary company | - | (28,825) |
| Purchase of additional shares in a subsidiary company | - | (9,629) |
| Subscription of shares in subsidiary companies | **(18,174)** | (7,326) |
| Deposit refunded/(paid) for purchase of an associated company | **960** | (960) |
| Proceeds from sale of property, plant and equipment | **308** | 133 |
| Compensation from government on land acquired | **725** | 3,318 |
| Proceeds from sale of land | **581** | - |
| Loan to subsidiary companies | **(7,093)** | (119,834) |
| Repayment from an associated company | - | 60 |
| Payment of Real Property Gain Tax | **(28)** | - |
| Dividends received from subsidiary companies | **64,690** | 128,152 |
| Dividends received from associated companies | **23,067** | 20,729 |
| Dividends received from investments | **159** | 286 |
| Interest received | **3,887** | 6,750 |
| Net cash generated from/(used in) investing activities | **60,581** | (12,644) |

# cash flow statement of the company for the year ended 30 september, 2003

| | 2003<br>RM'000 | 2002<br>RM'000 |
|---|---|---|
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Dividends paid to shareholders of the Company | **(102,237)** | (76,678) |
| Share buy back | **-** | (1,065) |
| Net cash used in financing activities | **(102,237)** | (77,743) |
| Net increase/(decrease) in cash and cash equivalents | **4,741** | (89,344) |
| Cash and cash equivalents at beginning of year | **51,528** | 140,872 |
| Cash and cash equivalents at end of year | **56,269** | 51,528 |
| Cash and cash equivalents consist of: | | |
| Cash and bank balances | **4,333** | 2,951 |
| Deposits | **51,936** | 48,577 |
| | **56,269** | 51,528 |

*The notes set out on pages 49 to 83 form an integral part of, and should be read in conjunction with, these financial statements.*

# NOTES ON THE FINANCIAL STATEMENTS

## 1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiaries. The accounting policies adopted are consistent with those adopted in previous years. During the current financial year, the Group and the Company adopted for the first time the following Malaysian Accounting Standards Board ("MASB") Standards:

(a) MASB 23 - Impairment of Assets
(b) MASB 24 - Financial Instruments: Disclosure and Presentation
(c) MASB 25 - Income Taxes
(d) MASB 27 - Borrowing Costs

Apart from the inclusion of the new policies and extended disclosures where required by these new standards, the effects of adopting of the above standards are disclosed in Note 34.

### 1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared under the historical cost convention except as disclosed in the notes to the financial statements and in compliance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

### 1.2 Basis of consolidation

Subsidiary companies are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year, except for a subsidiary company which is in members' voluntary liquidation. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

### 1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

### 1.4 Associated companies

Associated companies are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

### 1.5 Property, plant and equipment

#### (a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation, depreciation and impairment losses. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land on which no depreciation is provided.

Surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:

| | | |
|---|---|---|
| Leasehold property | - | Amortised by equal annual instalments over the remaining life of the lease ranging from 18 years to 926 years. |
| Palm oil mill machinery | - | 10% per annum |
| Plant and machinery | - | 5 to 33 1/3% per annum |
| Motor vehicles | - | 20 to 33% per annum |
| Furniture, fittings and equipment | - | 10 to 33 1/3% per annum |
| Buildings, factories and mills | - | 2 to 10% per annum |
| Employees' quarters | - | 10% per annum |
| Effluent ponds, roads and bridges | - | 5 to 10% per annum |

#### (b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

#### (c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

#### (d) Disposal of property, plant and equipment

Profits or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales proceeds and the carrying amount of the asset, are taken up in the income statement.

### 1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of their expected useful lives and the term of the leases.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

### 1.7 Property development

Property development comprising freehold land and development costs are stated at cost plus attributable profit less foreseeable losses, net of progress billings.

### 1.8 Intangible assets

These assets relate to trade marks which are stated at cost and amortised over the expected useful life of the assets commencing from financial year 2000. The Directors consider a period of 20 years to be the expected economic life of the trade marks.

**1.9 Inventories**

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.
Growing crops are valued at the cost of seed, fertiliser and sprays.
Livestock (sheep) is valued at net realisable value.
Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on a weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

**1.10 Treatment of replanting cess**

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

**1.11 Investments**

**(a) Investment income**

Dividend income from subsidiaries and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

**(b) Disposal of investments**

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

**(c) Value of investments**

Investments in subsidiaries and associated companies are stated at cost in the Company, less impairment loss where applicable.

Other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value.

**(d) Investment property**

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation is provided. Such investment property is reviewed annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

**1.12 Impairment**

The carrying amount of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets (other than investments in subsidiary companies, associated companies and joint ventures), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is charged to equity.

The recoverable amount is the greater of the asset's net selling price and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

## 1.13 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that at the time of the transaction affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

## 1.14 Currency conversion

Transactions in foreign currencies are translated to Ringgit Malaysia at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are translated to Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at rates of exchange ruling on the transaction dates.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiary companies are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiary companies and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiary companies and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

| | | **2003** | 2002 |
|---|---|---|---|
| Pound Sterling | 1 to | **RM6.3296** | RM5.9361 |
| United States Dollar | 1 to | **RM3.8000** | RM3.8000 |
| Australian Dollar | 1 to | **RM2.5728** | RM2.0663 |
| Hong Kong Dollar | 1 to | **RM0.4901** | RM0.4874 |
| Chinese Renminbi | 1 to | **RM0.4590** | RM0.4590 |
| Indonesian Rupiah | 100 to | **RM0.0452** | RM0.0422 |
| Philippines Peso | 1 to | **RM0.0693** | RM0.0725 |
| Singapore Dollar | 1 to | **RM2.1946** | RM2.1381 |
| Euro | 1 to | **RM4.4031** | RM3.7304 |

## 1.15 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions which are readily convertible to known amounts of cash and subject to insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

## 1.16 Receivables

Trade and other receivables are stated at cost less allowance for doubtful debts.

**1.17 Liabilities**
Borrowings, trade and other payables are stated at cost.

**1.18 Repurchase of shares**
When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised at cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

**1.19 Related parties**
For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

**1.20 Retirement benefits**
The Group and the Company provide for retirement benefits for eligible employees on an unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees who have completed their qualifying period of five years of service under the unions' collective agreements, based on their last drawn salaries, the length of service to-date and the rates set out in the said agreements. Should an employee leave after completing the qualifying period of service but before attaining the retirement age, the provision made for the employee is written back. No actuarial valuation has been conducted on the retirement benefits provision, as the amount is insignificant to the Group and the Company.

**1.21 Derivative financial instruments**
The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

Derivative financial instruments (used for hedging purposes) are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

**1.22 Revenue recognition**
Revenue is recognised upon delivery of products and customer acceptance, if any, or upon completion of performance of services and net of discounts and returns.

Profit from property development is recognised using the percentage of completion method. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

In the case of the Group, revenue comprises sales to third parties only.

**1.23 Research and development expenditure**
All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

**1.24 Finance cost**
All interest and other cost incurred in connection with borrowings are expensed as incurred.

## 2. REVENUE

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Sale of goods | | | | |
| Palm products | **1,351,493** | 924,021 | **306,101** | 214,536 |
| Rubber | **111,567** | 83,933 | **75,619** | 62,250 |
| Manufacturing | **1,268,506** | 856,515 | **-** | - |
| Retailing | **671,721** | 583,061 | **-** | - |
| Property development | **42,893** | - | **-** | - |
| Others | **4,020** | 5,013 | **2,475** | 2,022 |
| | **3,450,200** | 2,452,543 | **384,195** | 278,808 |
| Rendering of services | **1,684** | 1,147 | **-** | - |
| Interest income | **15,630** | 13,145 | **4,436** | 6,976 |
| Dividend income (Note 6) | **6,017** | 2,236 | **116,447** | 106,251 |
| | **3,473,531** | 2,469,071 | **505,078** | 392,035 |

## 3. OPERATING PROFIT

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Revenue (Note 2) | **3,473,531** | 2,469,071 | **505,078** | 392,035 |
| Cost of sales | **(2,364,615)** | (1,635,730) | **(276,431)** | (212,139) |
| | **1,108,916** | 833,341 | **228,647** | 179,896 |
| Other operating income | **23,510** | 30,382 | **3,267** | 4,638 |
| Distribution costs | **(246,946)** | (216,497) | **(3,891)** | (3,729) |
| Administration expenses | **(321,516)** | (276,348) | **(29,682)** | (20,872) |
| Other operating expenses | **(67,998)** | (68,679) | **(46,215)** | (37,995) |
| Operating profit | **495,966** | 302,199 | **152,126** | 121,938 |

(a) Operating profit before taxation is arrived at after charging and (crediting) the following:

| | Group 2003 RM'000 | Group 2002 RM'000 | Company 2003 RM'000 | Company 2002 RM'000 |
|---|---|---|---|---|
| Directors' remuneration | | | | |
| - fees provided | **666** | 546 | **646** | 526 |
| - other emoluments | **3,065** | 2,962 | **2,609** | 2,505 |
| - benefits-in-kind | **73** | 13 | **73** | 13 |
| Consultancy fee paid to a Director | **284** | - | **284** | - |
| Auditors' remuneration | | | | |
| - Company auditors | | | | |
| current year | **405** | 348 | **75** | 70 |
| under-provision in prior year | **15** | - | **5** | - |
| non-audit work | **24** | 66 | **-** | 28 |
| - other auditors | | | | |
| current year | **1,024** | 993 | **-** | - |
| under-provision in prior year | **1** | 3 | **-** | - |
| Hire of plant and machinery | **2,103** | 1,141 | **-** | - |
| Rent on buildings | **414** | 302 | **798** | 782 |
| Operating lease rentals | | | | |
| - land and buildings | **86,492** | 82,082 | **-** | - |
| - plant and machinery | **2,308** | 1,866 | **-** | - |
| Amortisation of leasehold land (Note 10) | **2,433** | 2,230 | **388** | 388 |
| Depreciation (Note 10) | **96,999** | 88,640 | **7,460** | 7,696 |
| Impairment of property, plant and equipment | **1,710** | - | **-** | - |

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Replanting expenditure | **48,398** | 43,054 | **42,387** | 35,168 |
| Property, plant and equipment written off | **12,860** | 418 | **119** | 186 |
| Allowance for doubtful debts | **290** | - | - | - |
| Bad debts written off | **1,486** | - | - | - |
| Allowance for diminution in value of investments | **4,043** | - | - | - |
| Research and development expenditure | **5,522** | 1,937 | **3,166** | 1,937 |
| Retirement benefits provision | **3,221** | 4,498 | **2,625** | 2,909 |
| Write down of inventories | **15,225** | 4,283 | - | - |
| Goodwill written off | **4,992** | - | - | - |
| Amortisation of intangible assets | **1,151** | 1,091 | - | - |
| Cost of warehouse closure | - | 2,988 | - | - |
| Loss/(Gain) on disposal of property, plant and equipment | **402** | (5,836) | **(263)** | (101) |
| Realised gain in foreign exchange | **(6,181)** | (300) | **(648)** | (101) |
| Rental income from land and buildings | **(145)** | (427) | - | - |
| Gain on disposal of a subsidiary company | **(1,236)** | - | - | - |
| Surplus arising from government acquisition of land | **(3,044)** | (3,791) | **(609)** | (3,020) |
| Surplus arising from sale of land | **(545)** | - | **(545)** | - |
| (Surplus)/Deficit on sales of investments | **(3,993)** | 3,503 | - | - |
| Surplus on disposal of associated companies | - | (59) | - | - |
| Write back of allowance for diminution in value of investments | **(6,315)** | (4,635) | - | - |
| Fire insurance compensation in respect of | | | | |
| - property, plant and equipment | **(11,972)** | - | - | - |
| - business interruption and inventories | **(12,848)** | - | - | - |

(b) Share of results of associated companies is arrived at after charging the following:

| | | | | |
|---|---|---|---|---|
| Amortisation of goodwill | **20,241** | 18,207 | - | - |

## 4. FINANCE COST

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Term loan interest | **2,295** | 2,009 |
| Overdraft and other interest | **3,320** | 2,823 |
| | **5,615** | 4,832 |

## 5. EMPLOYEE INFORMATION

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Staff cost | **408,614** | 369,794 | **86,657** | 73,011 |

The total number of employees of the Group and of the Company (including Executive Directors) at the end of the year was 23,378 (2002: 22,297) and 7,388 (2002: 7,074) respectively.

## 6. DIVIDEND INCOME

| | Group 2003 RM'000 | Group 2002 RM'000 | Company 2003 RM'000 | Company 2002 RM'000 |
|---|---|---|---|---|
| Gross dividend income from other investments: | | | | |
| Shares quoted in Malaysia | **3,458** | 1,804 | **-** | - |
| Shares quoted outside Malaysia | **328** | 35 | **-** | - |
| Unquoted shares | **2,231** | 397 | **331** | 397 |
| Dividends from unquoted subsidiary companies | **-** | - | **89,847** | 82,197 |
| Dividends from associated companies: | | | | |
| Quoted outside Malaysia | **-** | - | **25,657** | 22,901 |
| Unquoted | **-** | - | **612** | 756 |
| | **6,017** | 2,236 | **116,447** | 106,251 |

## 7. TAX EXPENSE

| | Group 2003 RM'000 | Group 2002 RM'000 (Restated) | Company 2003 RM'000 | Company 2002 RM'000 |
|---|---|---|---|---|
| Current tax expense: | | | | |
| Malaysian taxation | **76,254** | 38,996 | **31,400** | 36,000 |
| Overseas taxation | **17,689** | 890 | **2,764** | 2,340 |
| | **93,943** | 39,886 | **34,164** | 38,340 |
| Deferred tax expense relating to origination and reversal of temporary differences | **24,227** | 22,150 | **1,100** | (22,500) |
| | **118,170** | 62,036 | **35,264** | 15,840 |
| Under/(Over) provision in respect of previous years: | | | | |
| Malaysian taxation | **6,707** | (613) | **-** | - |
| Overseas taxation | **28** | 91 | **-** | - |
| | **6,735** | (522) | **-** | - |
| | **124,905** | 61,514 | **35,264** | 15,840 |
| Share of associated companies' taxation | **31,579** | 19,154 | **-** | - |
| | **156,484** | 80,668 | **35,264** | 15,840 |
| Reconciliation of effective tax rate: | | | | |
| Profit before taxation | **568,911** | 347,119 | **152,126** | 121,938 |
| Taxation at Malaysian income tax rate of 28% (2002: 28%) | **159,295** | 97,193 | **42,595** | 34,142 |
| Effect of different tax rates in foreign jurisdictions | **866** | (1,123) | **(5,730)** | (4,122) |
| Expenses not deductible for tax purposes | **10,103** | 11,280 | **303** | 1,077 |
| Tax exempt income | **(8,115)** | (8,574) | **(836)** | (14,715) |
| Tax incentives | **(12,330)** | (7,397) | **(1,068)** | (542) |
| Deferred tax assets not recognised during the year | **2,905** | 1,797 | **-** | - |
| Utilisation of previously unrecognised tax losses and unabsorbed capital allowances | **(8,322)** | (13,507) | **-** | - |
| Others | **5,347** | 1,521 | **-** | - |
| Under/(Over) provision in respect of previous years | **6,735** | (522) | **-** | - |
| Tax expense | **156,484** | 80,668 | **35,264** | 15,840 |

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September, 2003, to frank the payment of net dividends of approximately RM304 million (2002: RM321 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM513 million (2002: RM489 million) tax exempt profit available to be distributed as tax exempt dividends.

## 8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM394,688,000 (2002: RM255,073,000) for the Group and RM116,862,000 (2002: RM106,098,000) for the Company by the weighted average number of shares of the Company in issue during the year.

| | Group and Company | |
|---|---|---|
| | **2003** | 2002 |
| Number of shares in issue at beginning of the year | **709,977,128** | 710,177,128 |
| Effect of shares repurchased in January 2002 | **-** | (150,000) |
| Weighted average number of shares | **709,977,128** | 710,027,128 |

## 9. DIVIDENDS

| | Group and Company | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Dividend paid | | |
| Interim 6 sen (2002: 6 sen) gross per share less 28% income tax | **30,671** | 30,671 |
| Dividend proposed | | |
| Final 9 sen (2002: 9 sen) gross per share less 28% income tax | **46,007** | 46,007 |
| Special 10 sen (2002: 5 sen) gross per share less 28% income tax | **51,118** | 25,559 |
| | **127,796** | 102,237 |

Dividends are paid on the number of outstanding shares in issue and fully paid of 709,977,128 (2002: 709,977,128).

The proposed final and special dividends have not been accounted for in the financial statements which is in compliance with MASB Standard 19, Events After Balance Sheet Date.

## 10. PROPERTY, PLANT AND EQUIPMENT

| | Freehold Land RM'000 | Leasehold Land RM'000 | Plantation Development RM'000 | Buildings RM'000 | Plant and Machinery RM'000 | Vehicles RM'000 | Equipment, Fittings, Etc RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|
| **GROUP** | | | | | | | | |
| **Cost or valuation** | | | | | | | | |
| At beginning of the year | 283,699 | 267,116 | 1,064,327 | 337,383 | 811,300 | 103,584 | 87,440 | 2,954,849 |
| Reclassification | - | (75,994) | - | 76,787 | 186 | 126 | (1,105) | - |
| Additions | 1,263 | 6,350 | 31,407 | 41,963 | 51,198 | 16,261 | 32,026 | 180,468 |
| Acquisition of subsidiary company | - | 453 | - | 2,132 | 129 | 161 | 123 | 2,998 |
| Disposal of subsidiary company | - | - | - | (2,937) | (1,057) | (146) | - | (4,140) |
| Disposals/Written off | (38) | - | (91) | (9,243) | (24,017) | (8,267) | (1,387) | (43,043) |
| Exchange adjustment | 2,825 | 746 | 14,381 | 7,626 | 8,370 | 3,264 | (1,307) | 35,905 |
| At end of the year | 287,749 | 198,671 | 1,110,024 | 453,711 | 846,109 | 114,983 | 115,790 | 3,127,037 |
| **Accumulated depreciation and impairment losses** | | | | | | | | |
| At beginning of the year | - | 57,951 | 13,584 | 177,565 | 407,443 | 80,683 | 34,039 | 771,265 |
| Reclassification | - | (25,377) | - | 25,377 | - | - | - | - |
| Depreciation charge for the year | - | 2,433 | 6,489 | 22,176 | 53,507 | 11,862 | 4,735 | 101,202 |
| Impairment losses for the year | - | - | - | 1,710 | - | - | - | 1,710 |
| Disposal of subsidiary company | - | - | - | (2,874) | (747) | (25) | - | (3,646) |
| Disposals/Written off | - | - | - | (7,143) | (11,931) | (8,280) | (944) | (28,298) |
| Exchange adjustment | - | 194 | 1,173 | 2,069 | 4,096 | 3,401 | 215 | 11,148 |
| At end of the year | - | 35,201 | 21,246 | 218,880 | 452,368 | 87,641 | 38,045 | 853,381 |
| **Net book value** | | | | | | | | |
| At 30 September, 2003 | 287,749 | 163,470 | 1,088,778 | 234,831 | 393,741 | 27,342 | 77,745 | 2,273,656 |
| At 30 September, 2002 | 283,699 | 158,548 | 1,050,743 | 210,435 | 403,857 | 22,901 | 53,401 | 2,183,584 |
| Depreciation charge for 2002 | - | 2,230 | 5,087 | 23,157 | 47,652 | 10,622 | 4,469 | 93,217 |
| **Property, plant and equipment are included at cost or valuation as follows:** | | | | | | | | |
| Cost | 204,660 | 87,570 | 860,510 | 453,629 | 846,109 | 114,983 | 115,785 | 2,683,246 |
| Valuation | 83,089 | 111,101 | 249,514 | 82 | - | - | 5 | 443,791 |
| | 287,749 | 198,671 | 1,110,024 | 453,711 | 846,109 | 114,983 | 115,790 | 3,127,037 |

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| **The net book value of leasehold land comprises:** | | |
| Long term | **135,023** | 134,192 |
| Short term | **28,447** | 24,356 |
| | **163,470** | 158,548 |

| | 2003 RM'000 | 2002 RM'000 |
|---|---|---|
| **Depreciation charge for the year is allocated as follows:** | | |
| Income Statement (Note 3) | **99,432** | 90,870 |
| Plantation Development | **1,770** | 2,347 |
| | **101,202** | 93,217 |

| | Freehold Land RM'000 | Long Term Leasehold Land RM'000 | Plantation Development RM'000 | Buildings RM'000 | Plant and Machinery RM'000 | Vehicles RM'000 | Equipment, Fittings, Etc RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|
| **COMPANY** | | | | | | | | |
| **Cost or valuation** | | | | | | | | |
| At beginning of the year | **148,305** | **35,878** | **436,017** | **67,909** | **77,104** | **31,103** | **13,744** | **810,060** |
| Additions | **-** | **-** | **-** | **1,115** | **1,597** | **5,196** | **593** | **8,501** |
| Transfers | **-** | **-** | **-** | **(3)** | **(46)** | **41** | **-** | **(8)** |
| Disposals/Written off | **(36)** | **-** | **(90)** | **(230)** | **(810)** | **(1,557)** | **(163)** | **(2,886)** |
| At end of the year | **148,269** | **35,878** | **435,927** | **68,791** | **77,845** | **34,783** | **14,174** | **815,667** |
| **Accumulated depreciation** | | | | | | | | |
| At beginning of the year | **-** | **8,740** | **-** | **57,709** | **66,985** | **26,582** | **10,310** | **170,326** |
| Depreciation charge for the year | **-** | **388** | **-** | **1,730** | **1,957** | **2,982** | **791** | **7,848** |
| Transfers | **-** | **-** | **-** | **-** | **(5)** | **(3)** | **-** | **(8)** |
| Disposals/Written off | **-** | **-** | **-** | **(192)** | **(755)** | **(1,489)** | **(161)** | **(2,597)** |
| At end of the year | **-** | **9,128** | **-** | **59,247** | **68,182** | **28,072** | **10,940** | **175,569** |
| **Net book value** | | | | | | | | |
| At 30 September, 2003 | **148,269** | **26,750** | **435,927** | **9,544** | **9,663** | **6,711** | **3,234** | **640,098** |
| At 30 September, 2002 | 148,305 | 27,138 | 436,017 | 10,200 | 10,119 | 4,521 | 3,434 | 639,734 |
| Depreciation charge for 2002 | - | 388 | - | 2,026 | 2,049 | 2,719 | 902 | 8,084 |
| **Property, plant and equipment are included at cost or valuation as follows:** | | | | | | | | |
| Cost | **75,527** | **-** | **237,870** | **68,791** | **77,845** | **34,783** | **14,174** | **508,990** |
| Valuation | **72,742** | **35,878** | **198,057** | **-** | **-** | **-** | **-** | **306,677** |
| | **148,269** | **35,878** | **435,927** | **68,791** | **77,845** | **34,783** | **14,174** | **815,667** |

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| **Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:** | | | | |
| Freehold land | **24,827** | 23,908 | **20,131** | 20,135 |
| Long term leasehold land | **25,391** | 25,682 | **6,133** | 6,223 |
| Plantation development | **93,056** | 93,056 | **76,924** | 76,924 |
| | **143,274** | 142,646 | **103,188** | 103,282 |

The net book value of the assets of a subsidiary company comprising vehicles and equipment held under finance leases amounted to RM430,000 (2002: RM487,000).

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1 October, 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November, 1979. The leasehold land and plantation development belonging to a subsidiary company shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14 July, 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiary companies shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June, 1981. The leasehold land and plantation development belonging to certain subsidiary companies acquired during the year ended 30 September, 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary company was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September, 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28 February, 1966. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the transitional provisions of Malaysian Accounting Standards Board, Approved Accounting Standard International Accounting Standard 16, Property, Plant and Equipment, these assets have continued to be stated on the basis of their valuations.

Certain freehold land and building of the Group with net book value amounting to RM45,358,000 (2002: RM41,598,000) are charged to banks as security for borrowings (Note 23).

The details of the properties of the Group are shown on pages 92 to 99.

## 11. PROPERTY DEVELOPMENT

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Freehold land at cost | **61,247** | 61,247 |
| Development expenditure | **43,147** | 13,507 |
| Attributable profits | **10,847** | - |
| | **115,241** | 74,754 |
| Less: Progress billings | **37,303** | 3,231 |
| | **77,938** | 71,523 |
| Less: Current portion | **23,286** | 2,717 |
| Non-current portion | **54,652** | 68,806 |

The portion of properties under development in respect of which significant development work has been undertaken and which is expected to be completed within the normal operating cycle of two to three years is considered as a current asset.

## 12. SUBSIDIARY COMPANIES

| | Company | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Unquoted shares at cost | **963,585** | 945,411 |

Details of the subsidiary companies are shown in Note 31.

Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and are non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 3.6% to 10.0% (2002: 3.5% to 10.0%) per annum.

## 13. ASSOCIATED COMPANIES

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Shares at cost | | | | |
| In overseas quoted corporations | **156,322** | 156,322 | **90,803** | 90,803 |
| In unquoted corporations | **39,893** | 39,833 | **3,872** | 3,872 |
| | **196,215** | 196,155 | **94,675** | 94,675 |
| Post-acquisition reserves | **300,805** | 271,533 | **-** | - |
| | **497,020** | 467,688 | **94,675** | 94,675 |
| Market value of shares | | | | |
| In overseas quoted corporations | **581,260** | 464,325 | **534,520** | 429,801 |

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Interest in associated companies represented by: | | |
| Share of net assets other than goodwill | **166,144** | 142,801 |
| Share of goodwill in associated company's own consolidated financial statements | **328,388** | 322,399 |
| Goodwill on acquisition | **2,488** | 2,488 |
| | **497,020** | 467,688 |

Details of the associated companies are shown in Note 31.

## 14. OTHER INVESTMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Shares at cost | | | | |
| In Malaysia quoted corporations | **75,149** | 64,786 | - | - |
| In overseas quoted corporations | **6,653** | 6,662 | - | - |
| In unquoted corporations | **7,185** | 12,874 | **7,079** | 7,079 |
| | **88,987** | 84,322 | **7,079** | 7,079 |
| Allowance for diminution in value | **(10,470)** | (18,198) | **(6,427)** | (6,427) |
| | **78,517** | 66,124 | **652** | 652 |
| Freehold investment property at valuation | | | | |
| At beginning of the year | **3,710** | 3,498 | - | - |
| Exchange adjustment | **246** | 212 | - | - |
| At end of the year | **3,956** | 3,710 | - | - |
| | **82,473** | 69,834 | **652** | 652 |
| Market value of shares | | | | |
| In quoted corporations | **92,091** | 65,830 | - | - |

Freehold investment property is shown at Directors' valuation.

The net book value of the revalued freehold investment property, had this property been carried at cost, is RM7,260,000 (2002: RM6,809,000).

## 15. DEFERRED TAXATION

The amounts, determined after appropriate offsetting, are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| | | (Restated) | | (Restated) |
| Deferred tax liabilities | **135,876** | 123,762 | **4,700** | 3,600 |
| Deferred tax assets | **(9,490)** | (21,630) | - | - |
| | **126,386** | 102,132 | **4,700** | 3,600 |

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The recognised deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 (Restated) | **RM'000** | RM'000 (Restated) |
| Property, plant and equipment | | | | |
| Capital allowances | **154,820** | 141,616 | **3,700** | - |
| Revaluation | **23,430** | 23,539 | **3,600** | 3,600 |
| Receivables | **17,523** | 23,486 | - | - |
| Unutilised tax losses | **(59,476)** | (73,605) | - | - |
| Unabsorbed capital allowances | **(2,267)** | (10,908) | - | - |
| Provisions | **(7,644)** | (1,996) | **(2,600)** | - |
| | **126,386** | 102,132 | **4,700** | 3,600 |

Deferred tax assets have not been recognised in respect of the following items:

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 (Restated) |
| Unabsorbed capital allowances | **14,870** | 11,908 |
| Unutilised tax losses | **23,678** | 24,652 |
| Deductible temporary differences | **564** | 18 |
| | **39,112** | 36,578 |

The unutilised tax losses and deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM236,092,000 (2002: RM287,527,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above.

## 16. INTANGIBLE ASSETS

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| **Cost** | | |
| At beginning of the year | **22,148** | 21,106 |
| Disposal | - | (309) |
| Exchange adjustment | **1,481** | 1,351 |
| At end of the year | **23,629** | 22,148 |
| **Accumulated amortisation** | | |
| At beginning of the year | **3,366** | 2,334 |
| Current amortisation | **1,151** | 1,091 |
| Disposal | - | (309) |
| Exchange adjustment | **275** | 250 |
| At end of the year | **4,792** | 3,366 |
| **Net book value** | **18,837** | 18,782 |

## 17. INVENTORIES

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| At cost: | | | | |
| Inventories of produce | **285,815** | 253,936 | **15,316** | 15,966 |
| Growing crops | **1,286** | 992 | **-** | - |
| Stores and materials | **170,499** | 145,381 | **6,166** | 5,150 |
| | **457,600** | 400,309 | **21,482** | 21,116 |
| At net realisable value: | | | | |
| Inventories of produce | **15,430** | 23,518 | **-** | - |
| Livestock | **2,114** | 1,377 | **-** | - |
| Stores and materials | **2,989** | - | **-** | - |
| | **478,133** | 425,204 | **21,482** | 21,116 |

## 18. TRADE RECEIVABLES

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Trade receivables | **251,030** | 207,812 | **8,037** | 13,365 |
| Allowance for doubtful debts | **(394)** | (111) | **-** | - |
| | **250,636** | 207,701 | **8,037** | 13,365 |

The Group's normal trade credit term ranges from 5 to 120 days. Other credit terms are assessed and approved on a case-by-case basis.

## 19. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Other debtors | **112,818** | 88,191 | **30,009** | 31,645 |
| Allowance for doubtful debts | **(1,660)** | (1,651) | **-** | - |
| | **111,158** | 86,540 | **30,009** | 31,645 |
| Loan to directors | **64** | 91 | **-** | - |
| Prepayments | **21,818** | 19,586 | **740** | 740 |
| Refundable deposits | **635** | 483 | **23** | 25 |
| Tax recoverable | **22,023** | 24,774 | **13,997** | 12,355 |
| Deposit for purchase of land | **13,647** | - | **-** | - |
| | **169,345** | 131,474 | **44,769** | 44,765 |

Loans of RM64,000 (2002: RM91,000), which bear interest rate of 4% (2002: 4%) per annum, granted to full-time directors of subsidiary companies are in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

## 20. CASH AND CASH EQUIVALENTS

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Deposits are placed with: | | | | |
| Licensed banks | **408,729** | 283,522 | **42,238** | 34,786 |
| Licensed finance companies | **140,074** | 80,714 | **9,698** | 13,791 |
| | **548,803** | 364,236 | **51,936** | 48,577 |
| Cash and bank balances | **57,742** | 45,450 | **4,333** | 2,951 |
| | **606,545** | 409,686 | **56,269** | 51,528 |

Included in the Group's cash and bank balances is RM4,255,000 (2002: Nil), the utilisation of which is subject to the Housing Developers (Housing Development Account) Regulations, 1991.

The effective interest rates of deposits at the balance sheet date were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| Licensed banks | **0.10% to 4.05%** | 0.10% to 4.05% | **2.30% to 4.00%** | 2.30% to 4.05% |
| Licensed finance companies | **3.00% to 4.05%** | 3.20% to 4.05% | **3.00% to 4.05%** | 2.80% to 4.05% |

The maturities of deposits as at the end of the financial year were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Within one year | | | | |
| Licensed banks | **408,729** | 283,522 | **42,238** | 34,786 |
| Licensed finance companies | **140,074** | 80,714 | **9,698** | 13,791 |
| | **548,803** | 364,236 | **51,936** | 48,577 |

## 21. TRADE PAYABLES

The normal trade credit terms granted to the Group range from 30 to 120 days.

## 22. OTHER PAYABLES

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| Other creditors | **79,093** | 92,596 | **25,878** | 23,746 |
| Accruals | **74,631** | 60,482 | **13,660** | 8,549 |
| | **153,724** | 153,078 | **39,538** | 32,295 |

## 23. BORROWINGS

| | Group 2003 RM'000 | Group 2002 RM'000 |
|---|---|---|
| Current | | |
| Secured | | |
| Bank overdrafts | **21,356** | 23,198 |
| Term loans | **86,975** | 75,299 |
| | **108,331** | 98,497 |
| Unsecured | | |
| Bank overdrafts | **3,227** | 2,952 |
| Term loans | **27,540** | 4,590 |
| | **30,767** | 7,542 |
| | **139,098** | 106,039 |
| Non-Current | | |
| Term loans (secured) | **18,938** | 17,660 |

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies with net book value amounting to RM45,358,000 (2002: RM41,598,000) and corporate guarantees of RM171.9 million (2002: RM153.2 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to term loans and bank overdrafts for the year ranged from 2.00% to 6.00% (2002: 2.00% to 8.35%) per annum.

| | Group 2003 RM'000 | Group 2002 RM'000 |
|---|---|---|
| Analysis of term loans repayment | | |
| Within one year | **114,515** | 79,889 |
| From one to two years | **3,260** | 855 |
| From two to five years | **8,703** | 9,872 |
| More than five years | **6,975** | 6,933 |
| | **133,453** | 97,549 |

## 24. FINANCE LEASES - GROUP

The maturity of obligations under finance leases is as follows:

| | **2003** Payments RM'000 | **2003** Interest RM'000 | **2003** Principal RM'000 | 2002 Payments RM'000 | 2002 Interest RM'000 | 2002 Principal RM'000 |
|---|---|---|---|---|---|---|
| Within one year | **298** | **38** | **260** | 208 | 18 | 190 |
| In the second to fifth year | **405** | **38** | **367** | 493 | 24 | 469 |
| | **703** | **76** | **627** | 701 | 42 | 659 |

Finance leases are subject to interest rates ranging from 8.2% to 14.0% (2002: 8.2% to 14.0%).

## 25. SHARE CAPITAL

| | Group and Company | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Shares of RM1 each: | | |
| Authorised | **1,000,000** | 1,000,000 |
| Issued and fully paid | **712,516** | 712,516 |

The shareholders of the Company granted the authority to the Directors to repurchase its own shares at the Annual General Meeting held on 30 January, 2002 and the mandate was subsequently renewed at the Extraordinary General Meeting held on 20 February, 2003. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

During the year ended 30 September, 2002, the Company repurchased a total of 200,000 of its issued shares from the open market for a total cost of RM1,065,000. The average cost paid for the shares repurchased was RM5.32 per share. The repurchase transactions were financed by internally generated funds. The repurchased shares are held as treasury shares and carried at cost in accordance with the requirement of Section 67A of the Companies Act, 1965.

Of the total 712,516,128 issued and fully paid shares, 2,539,000 (2002: 2,539,000) are held as treasury shares by the Company. As at 30 September, 2003, the number of outstanding shares in issue and fully paid is 709,977,128 (2002: 709,977,128).

## 26. RESERVES

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| | | (Restated) | | (Restated) |
| Non-distributable | | | | |
| Capital reserve | **74,362** | 74,362 | **-** | - |
| Revaluation reserve | **49,745** | 49,745 | **34,736** | 34,736 |
| Exchange fluctuation reserve | **97,626** | 43,743 | **89,562** | 87,886 |
| Capital redemption reserve | **11,735** | 10,385 | **285** | 285 |
| Revenue reserve - cost of treasury shares | **13,447** | 13,447 | **13,447** | 13,447 |
| | **246,915** | 191,682 | **138,030** | 136,354 |
| Distributable | | | | |
| Capital reserve | **1,083,893** | 1,081,557 | **1,356,647** | 1,355,492 |
| General reserve | **14,337** | 14,337 | **14,337** | 14,337 |
| Revenue reserve | **1,731,617** | 1,437,923 | **770,969** | 757,499 |
| | **2,829,847** | 2,533,817 | **2,141,953** | 2,127,328 |
| | **3,076,762** | 2,725,499 | **2,279,983** | 2,263,682 |

Included under the non-distributable reserves is an amount of RM13,447,000 (2002: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

## 27. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. Significant inter-company transactions of the Company are as follows:

| | Company | |
|---|---|---|
| | **2003 RM'000** | 2002 RM'000 |
| Purchases from subsidiary companies | | |
| Austerfield Corporation Sdn. Bhd. | **1,366** | - |
| Colville Holdings Sdn. Bhd. | **1,824** | 1,250 |
| Gunong Pertanian Sdn. Bhd. | **4,618** | 3,136 |
| KL-Kepong Country Homes Sdn. Bhd. | **5,597** | 3,881 |
| Kompleks Tanjong Malim Sdn. Bhd. | **820** | - |
| Uni-Agro Multi Plantations Sdn. Bhd. | **8,848** | 6,034 |
| Sales to subsidiary companies | | |
| KL-Kepong Cocoa Products Sdn. Bhd. | **2,471** | 2,014 |
| KL-Kepong Edible Oils Sdn. Bhd. | **93,612** | 99,085 |
| KL-Kepong Rubber Products Sdn. Bhd. | **-** | 76 |
| Kulumpang Development Corporation Sdn. Berhad | **8,005** | 8,242 |
| Palm-Oleo Sdn. Bhd. | **40,392** | 25,395 |
| The Kuala Pertang Syndicate Limited | **7,432** | 5,529 |
| Interest received | | |
| Bornion Estate Sdn. Bhd. | **1,180** | 2,021 |
| KLK Farms Pty Limited | **621** | 496 |
| Voray Holdings Limited | **522** | 529 |
| Management fees paid | | |
| Taiko Plantations Sdn. Berhad | **3,426** | 3,428 |
| Rental paid | | |
| Taiko Plantations Sdn. Berhad | **780** | 780 |

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 RM'000** | 2002 RM'000 | **2003 RM'000** | 2002 RM'000 |
| (i) Transactions with associated companies | | | | |
| Sale of goods | | | | |
| Esterol Sdn. Bhd. | **3,339** | 2,348 | **-** | - |
| Purchase of goods | | | | |
| Applied Agricultural Research Sdn. Bhd. | **918** | 687 | **918** | 687 |
| Service charges paid | | | | |
| Applied Agricultural Research Sdn. Bhd. | **1,525** | 1,475 | **550** | 542 |

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **RM'000** | RM'000 | **RM'000** | RM'000 |
| (ii) Transactions with companies in which certain Directors have interests | | | | |
| Sales of goods | | | | |
| Siam Taiko Marketing Co. Ltd. | **2,017** | - | - | - |
| Taiko Marketing Sdn. Bhd. | **13,593** | 16,968 | - | - |
| Purchase of goods | | | | |
| Borneo Taiko Clay Sdn. Bhd. | **780** | - | - | - |
| Bukit Katho Estate Sdn. Bhd. | **2,328** | 1,665 | **2,239** | 1,565 |
| Kampar Rubber & Tin Company Sdn. Bhd. | **6,471** | 4,508 | **6,347** | 4,450 |
| Malay Rubber Plantations (Malaysia) Sdn. Bhd. | **4,487** | 2,949 | **4,160** | 2,639 |
| Malay-Sino Chemical Industries Sdn. Bhd. | **8** | 5,994 | - | - |
| Taiko Clay Marketing Sdn. Bhd. | **1,360** | 1,255 | - | - |
| Taiko Marketing Sdn. Bhd. | **10,107** | 2,008 | **1,969** | 1,378 |
| Wan Hin Plantations Sdn. Bhd. | **1,498** | 970 | - | - |
| Service charges paid | | | | |
| Farming Management Services Pty Limited | **195** | 165 | - | - |
| Flight and transport charges paid | | | | |
| Smooth Route Sdn. Bhd. | **870** | 618 | **870** | 618 |
| Manufacturing charges paid | | | | |
| Malay Rubber Plantations (Malaysia) Sdn. Bhd. | **626** | 639 | **456** | 460 |
| Rental paid | | | | |
| Zarib Komplex Sdn. Bhd. | - | 249 | - | - |

(c) Significant non-trade related party balances

Outstanding significant non-trade related party balances at 30 September are as follows:

| | Company | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Amount owing by subsidiary companies | | |
| Bornion Estate Sdn. Bhd. | **10,286** | 24,689 |
| Crabtree & Evelyn (Malaysia) Sdn. Bhd. | **849** | - |
| Fajar Palmkel Sdn. Berhad | **23,144** | 17,171 |
| Gocoa Sdn. Bhd. | **8,437** | - |
| Golden Peak Development Sdn. Bhd. | **835** | 1,182 |
| Golden Sphere Sdn. Bhd. | - | 6,752 |
| Golden Yield Sdn. Bhd. | **9,189** | - |
| Gunong Pertanian Sdn. Bhd. | **8,849** | 9,927 |
| Kalumpang Estates Sdn. Bhd. | - | 903 |
| KLK (Mauritius) International Ltd. | **4,537** | 5,686 |
| KLK Farms Pty Limited | **5,146** | 4,133 |
| KLK Overseas Investments Ltd. | **292,846** | 285,236 |
| KL-Kepong (Sabah) Sdn. Bhd. | **62,102** | 86,542 |
| KL-Kepong Cocoa Products Sdn. Bhd. | **26,959** | 15,178 |
| KL-Kepong Edible Oils Sdn. Bhd. | **12,903** | 22,986 |

| | Company 2003 RM'000 | Company 2002 RM'000 |
|---|---|---|
| KL-Kepong Industrial Holdings Sdn. Bhd. | **220,656** | 247,615 |
| KL-Kepong International Ltd. | **8,075** | 8,070 |
| KL-Kepong Property Holdings Sdn. Bhd. | **392,449** | 342,219 |
| KLKI Holdings Ltd. | **8,319** | 7,846 |
| Kulumpang Development Corporation Sdn. Berhad | **20,826** | 54,544 |
| Ladang Finari Sdn. Bhd. | **14,841** | - |
| Ladang Sumundu (Sabah) Sdn. Bhd. | **8,556** | 11,249 |
| Leluasa Untung Sdn. Bhd. | **24,809** | 8,623 |
| Masawit Plantation Sdn. Bhd. | **8,520** | - |
| Parit Perak Plantations Sdn. Bhd. | **1,449** | 1,997 |
| Richinstock Sawmill Sdn. Bhd. | **5,967** | 8,954 |
| Rubber Fibreboards Sdn. Bhd. | **1,817** | - |
| Sabah Cocoa Sdn. Bhd. | **18,634** | 46,354 |
| Selit Plantations (Sabah) Sdn. Bhd. | **8,334** | - |
| Standard Soap Company Limited | **2,846** | 3,099 |
| Susuki Sdn. Bhd. | **18,835** | 18,835 |
| Sy Kho Trading Plantation Sdn. Bhd. | **13,163** | 5,469 |
| Syarikat Swee Keong (Sabah) Sdn. Bhd. | **12,407** | - |
| Taiko Plantations Sdn. Berhad | **20,108** | 6,187 |
| The Shanghai Kelantan Rubber Estates (1925) Limited | **43,509** | 38,149 |
| Voray Holdings Limited | **14,498** | 14,498 |
| **Amount owing to subsidiary companies** | | |
| Gocoa Sdn. Bhd. | **-** | 1,904 |
| Golden Sphere Sdn. Bhd. | **18,477** | - |
| Golden Yield Sdn. Bhd. | **-** | 1,210 |
| KL-K Holiday Bungalows Sdn. Berhad | **1,104** | 1,203 |
| KL-Kepong Plantation Holdings Sdn. Bhd. | **9,099** | 5,762 |
| Ladang Finari Sdn. Bhd. | **-** | 1,402 |
| Masawit Plantation Sdn. Bhd. | **-** | 1,042 |
| Pinji Horticulture Sdn. Bhd. | **1,625** | 1,787 |
| Segar Usaha Sdn. Bhd. | **47,267** | 33,116 |
| Selit Plantations (Sabah) Sdn. Bhd. | **-** | 1,529 |
| Sri Kunak Plantation Sdn. Bhd. | **1,149** | 12,424 |
| Syarikat Swee Keong (Sabah) Sdn. Bhd. | **-** | 3,162 |
| The Kuala Pertang Syndicate Limited | **48,046** | 39,840 |

## 28. COMMITMENTS

| | Group 2003 RM'000 | Group 2002 RM'000 | Company 2003 RM'000 | Company 2002 RM'000 |
|---|---|---|---|---|
| **Capital** | | | | |
| Property, plant and equipment | | | | |
| Contracts placed but not completed at 30 September | **185,558** | 9,333 | **147** | - |
| Capital expenditure approved by the Board but not contracted for at 30 September | **6,315** | 25,183 | **211** | 733 |
| | **191,873** | 34,516 | **358** | 733 |

## 29. LEASE COMMITMENTS

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **RM'000** | RM'000 |
| Commitments under non-cancellable operating leases: | | |
| Expiring within one year | **10,225** | 9,163 |
| Expiring between two to five years | **31,274** | 19,824 |
| Expiring after five years | **41,769** | 37,083 |
| | **83,268** | 66,070 |

The majority of the overseas subsidiary companies' leases of land and buildings are subject to rent review periods ranging between one and five years.

## 30. CONTINGENT LIABILITY - UNSECURED

The Company has an unsecured contingent liability of RM171.9 million (2002: RM153.2 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30 September, 2003.

## 31. SUBSIDIARY AND ASSOCIATED COMPANIES

(a) The names of subsidiary and associated companies are detailed below:

| Subsidiary Companies | Country Of Incorporation | Principal Country Of Operation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|---|
| **PLANTATIONS** | | | | | |
| ***PENINSULAR MALAYSIA*** | | | | | |
| Gunong Pertanian Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| K. H. Syndicate Limited # | England | Malaysia | **100** | 100 | Plantation |
| The Kuala Pertang Syndicate Limited # | England | Malaysia | **100** | 100 | Plantation |
| The Shanghai Kelantan Rubber Estates (1925) Limited † | Hong Kong | Malaysia | **100** | 100 | Plantation |
| Uni-Agro Multi Plantations Sdn. Bhd. | Malaysia | Malaysia | **51** | 51 | Plantation |
| KL-Kepong Edible Oils Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Refining of palm products |
| KL-Kepong Plantation Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| Taiko Plantations Sdn. Berhad † | Malaysia | Malaysia | **100** | 100 | Management of plantations |
| ***SABAH*** | | | | | |
| Axe Why Zed Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Bandar Merchants Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Bornion Estate Sdn. Bhd. † | Malaysia | Malaysia | **63** | 63 | Plantation |
| Gocoa Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Golden Peak Development Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Golden Sphere Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Golden Yield Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Kalumpang Estates Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Plantation |
| Kulumpang Development Corporation Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Plantation |
| Ladang Finari Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Ladang Sumundu (Sabah) Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Plantation |
| Masawit Plantation Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Parit Perak Plantations Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Pinji Horticulture Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Richinstock Sawmill Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Sabah Cocoa Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Segar Usaha Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Selit Plantations (Sabah) Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Sri Kunak Plantation Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Plantation |
| Sunshine Plantation Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Sy Kho Trading Plantation Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |
| Syarikat Budibumi Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Plantation |
| Syarikat Swee Keong (Sabah) Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Plantation |

| Subsidiary Companies | Country Of Incorporation | Principal Country Of Operation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|---|
| **PLANTATIONS** | | | | | |
| ***SABAH*** | | | | | |
| Fajar Palmkel Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Kernel crushing |
| KL-Kepong (Sabah) Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Milling and refining of palm products |
| Sabah Holdings Corporation Sdn. Bhd. † | Malaysia | Malaysia | **70** | 70 | Investment holding |
| Susuki Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Investment holding |
| Leluasa Untung Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Dormant |
| ***INDONESIA*** | | | | | |
| P.T. ADEI Plantation and Industry † | Indonesia * | Indonesia | **95** | 95 | Plantation |
| P.T. Steelindo Wahana Perkasa † | Indonesia * | Indonesia | **95** | 95 | Plantation |
| P.T. Parit Sembada † | Indonesia * | Indonesia | **95** | - | Plantation |
| P.T. KLK Agriservindo † | Indonesia * | Indonesia | **100** | 100 | Management of plantations |
| P.T. Kreasijaya Adhikarya † | Indonesia * | Indonesia | **95** | 95 | Dormant |
| ***REPUBLIC OF MAURITIUS*** | | | | | |
| KLK (Mauritius) International Ltd # | Republic of Mauritius | Republic of Mauritius | **100** | 100 | Investment holding |
| Verdant Plantations Ltd # | Republic of Mauritius | Republic of Mauritius | **100** | 100 | Investment holding |
| **MANUFACTURING** | | | | | |
| ***OLEOCHEMICALS*** | | | | | |
| Palm-Oleo Sdn. Bhd. | Malaysia | Malaysia | **80** | 80 | Manufacturing of oleochemicals |
| KSP Manufacturing Sdn. Bhd. | Malaysia | Malaysia | **96** | 96 | Manufacturing of soap noodles |
| Palmamide Sdn. Bhd. | Malaysia | Malaysia | **88** | 88 | Manufacturing of industrial amides |
| KL-Kepong Oleomas Sdn. Bhd. (formerly known as Elvissa Corporation Sdn. Bhd.) | Malaysia | Malaysia | **100** | - | Warehousing and manufacturing |
| Jasachem Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| KL-Kepong Industrial Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| KLK Premier Capital Limited †† | British Virgin Islands | British Virgin Islands | **100** | - | Investment holding |
| ***COCOA PRODUCTS*** | | | | | |
| KL-Kepong Cocoa Products Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Manufacturing of cocoa products |
| Selbourne Food Services Sdn. Bhd. (formerly known as Wigan Corporation Sdn. Bhd.) | Malaysia | Malaysia | **100** | - | Manufacturing, packaging and distribution of chocolate products |

| Subsidiary Companies | Country Of Incorporation | Principal Country Of Operation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|---|
| **MANUFACTURING** | | | | | |
| ***GLOVE PRODUCTS*** | | | | | |
| KL-Kepong Rubber Products Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Manufacturing of latex examination gloves |
| Masif Latex Products Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Manufacturing of household latex gloves |
| ***PARQUET FLOORING*** | | | | | |
| B.K.B. Hevea Products Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Manufacturing of parquet flooring products |
| B.K.B. Flooring Sdn. Bhd. † | Malaysia | Malaysia | **100** | 100 | Marketing of parquet flooring products |
| B.K.B. Europa SARL † | France | France | **100** | - | Marketing of wood based products |
| ***SOAP*** | | | | | |
| KLK Overseas Investments Limited †† | British Virgin Islands | British Virgin Islands | **100** | 100 | Investment holding |
| Standard Soap Company Limited # | England | England | **100** | 100 | Manufacturing of toiletries |
| Beauty Basics Limited # | England | England | **100** | 100 | Dormant |
| De Muth Limited # | England | England | **100** | 100 | Dormant |
| KLK Cosmetics Limited # | England | England | **100** | 100 | Dormant |
| Personality Beauty Products Limited # | England | England | **100** | 100 | Dormant |
| Premier Soap Company Limited # | England | England | **100** | 100 | Dormant |
| Zenithpeak Limited # | England | England | **100** | 100 | Dormant |
| ***OIL REFINING & BULKING*** | | | | | |
| Hubei Zhong Chang Vegetable Oil Company Limited † | People's Republic of China | People's Republic of China | **33** | 33 | Edible oil refining |
| Tianjin Voray Bulking Installation Co. Ltd. † | People's Republic of China | People's Republic of China | **37** | 37 | Bulking installation |
| Voray Holdings Limited † | Hong Kong | Malaysia | **55** | 55 | Investment holding |
| **RETAILING** | | | | | |
| Crabtree & Evelyn Holdings Limited † | England | England | **100** | 100 | Investment holding |
| Crabtree & Evelyn (Overseas) Limited † | England | England | **100** | 100 | Distribution of toiletries |
| Crabtree & Evelyn Shop Limited † | England | England | **100** | 100 | Manufacturing of jams |
| Crabtree & Evelyn Trading Limited † | England | England | **100** | 100 | Manufacturing of toiletries |
| Premier Procurement Limited † | England | England | **100** | 100 | Investment holding |
| Quillspur Limited † | England | England | **100** | 100 | Investment holding |
| Windham Toiletries Limited † | England | England | **100** | 100 | Inactive |
| Crabtree & Evelyn London Limited † | England | England | **100** | 100 | Dormant |
| Scarborough and Company Limited † | England | England | **100** | 100 | Dormant |
| Crabtree & Evelyn Austria GmBH † | Austria | Austria | **100** | 100 | Retailing of toiletries |
| Crabtree & Evelyn Deutschland GmBH † | Germany | Germany | **100** | 100 | Retailing and distribution of toiletries |

| Subsidiary Companies | Country Of Incorporation | Principal Country Of Operation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|---|
| **RETAILING** | | | | | |
| Crabtree & Evelyn Europe B.V. † | Netherlands | Netherlands | **100** | 100 | Investment holding |
| Crabtree & Evelyn Industrie S.A. † | France | France | **100** | 100 | Inactive |
| Crabtree & Evelyn London S.A. † | France | France | **100** | 100 | Retailing of toiletries |
| Crabtree & Evelyn Ltd. † | United States of America | United States of America | **100** | 100 | Retailing and distribution of toiletries |
| Windham Manufacturing Limited † | United States of America | United States of America | **100** | 100 | Manufacturing of toiletries |
| C&E Canada, Inc. † | Canada | Canada | **100** | 100 | Retailing and distribution of toiletries |
| Ecemex S.A. DE C.V. † | Mexico | Mexico | - | 61 | Retailing and distribution of toiletries |
| Crabtree & Evelyn Australia Pty. Limited † | Australia | Australia | **100** | 100 | Distribution of toiletries |
| Crabtree & Evelyn (Hong Kong) Limited † | Hong Kong | Hong Kong | **100** | 100 | Retailing and distribution of toiletries |
| CE Holdings Limited † | British Virgin Islands | British Virgin Islands | **100** | 100 | Investment holding |
| Crabtree & Evelyn Philippines, Inc. † | Philippines | Philippines | **100** | 70 | Retailing and distribution of toiletries |
| Crabtree & Evelyn (Singapore) Pte. Ltd. † | Singapore | Singapore | **100** | 100 | Retailing and distribution of toiletries |
| Acc-Enhance Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | General trading |
| Crabtree & Evelyn (Malaysia) Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Retailing of toiletries |
| **PROPERTIES** | | | | | |
| Austerfield Corporation Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| Betatechnic Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |
| Brecon Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | - | Renting out of storage and office space |
| Colville Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |
| KL-K Holiday Bungalows Sdn. Berhad | Malaysia | Malaysia | **100** | 100 | Operating holiday bungalows |
| KL-Kepong Complex Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |
| KL-Kepong Country Homes Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |
| KL-Kepong Property Development Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |
| KL-Kepong Property Management Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property management |
| KL-Kepong Property Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| Kompleks Tanjong Malim Sdn. Bhd. | Malaysia | Malaysia | **80** | 80 | Property development |
| Palermo Corporation Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Property development |

| Subsidiary Companies | Country Of Incorporation | Principal Country Of Operation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|---|
| **INVESTMENT HOLDING** | | | | | |
| Ablington Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| KL-Kepong Equity Holdings Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| Ortona Enterprise Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Money lending |
| Quarry Lane Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Investment holding |
| KL-Kepong International Ltd. †† | Cayman Islands | Cayman Islands | **100** | 100 | Investment holding |
| KLKI Holdings Limited # | England | England | **100** | 100 | Investment holding |
| Kuala Lumpur-Kepong Investments Limited # | England | Malaysia | **100** | 100 | Investment holding |
| **OTHERS** | | | | | |
| Kepong Plantations Berhad † | Malaysia | Malaysia | **100** | 100 | In members' voluntary liquidation |
| KLK Farms Pty. Limited # | Australia | Australia | **100** | 100 | Cereal and sheep farming |
| KLK Assurance (Labuan) Limited † | Malaysia | Malaysia | **100** | 100 | Offshore captive insurance |
| Rubber Fibreboards Sdn. Bhd. | Malaysia | Malaysia | **100** | 100 | Dormant |

† Companies not audited by KPMG # Companies audited by overseas firms of KPMG †† Companies reviewed by KPMG

* These subsidiary companies operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

| Associated Companies | Country Of Incorporation | Group's Percentage Interest 2003 | 2002 | Principal Activities |
|---|---|---|---|---|
| Applied Agricultural Research Sdn. Bhd. | Malaysia | **50.0** | 50.0 | Agronomic service and research |
| Beijing King Voray Edible Oil Co. Ltd | People's Republic of China | **13.8** | 13.8 | Edible oil refining |
| Esterol Sdn. Bhd. | Malaysia | **50.0** | 50.0 | Manufacturing of food esters |
| Kumpulan Sierramas (M) Sdn. Bhd. | Malaysia | **33.0** | 33.0 | Property development |
| Malaysia Pakistan Venture Sdn. Bhd. | Malaysia | **25.0** | 25.0 | Investment holding |
| Pearl River Tyre (Holdings) Limited | Australia | **30.5** | 30.5 | Investment holding and manufacturing of tyres |
| P.T. Sekarbumi Alamlestari | Indonesia | **48.0** | 48.0 | Plantation |
| Tawau Bulking Installation Sdn. Bhd. | Malaysia | **49.0** | 49.0 | Bulking installation |
| Yule Catto & Co. plc | England | **21.7** | 21.7 | Manufacturing and distribution of speciality and fine chemicals |

(b) Acquisition of subsidiary company

On 24 January, 2003, the Group acquired 95% equity interest in P.T. Parit Sembada for a total consideration of RM2,734,000 satisfied by cash. The acquisition was accounted for using the acquisition method of accounting. In the post acquisition period to 30 September, 2003, this subsidiary company contributed a net loss of RM21,000 to the consolidated net profit for the year.

The effect of the acquisition on the Group's financial position as at 30 September, 2003 is as follows:

| | **Group 2003 RM'000** |
|---|---|
| Property, plant and equipment | **3,745** |
| Current assets | **261** |
| Current liabilities | **(4,057)** |
| Group's share of net assets | **(51)** |
| Less: Net assets at date of acquisition | **494** |
| Decrease in Group's net assets | **(545)** |

(c) Disposal of subsidiary company

On 15 August, 2003, the Group disposed of Ecemex S.A. DE C.V. for RM633,000. Ecemex S.A. DE C.V. contributed a net loss of RM3,032,000 to the consolidated net profit for the year ended 30 September, 2002 and a net loss of RM621,000 for the 10½ months ended 15 August, 2003.

## 32. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

| | |
|---|---|
| Plantation | Cultivation and processing of palm and rubber products and refining of palm products |
| Manufacturing | Manufacture of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves and parquet flooring products |
| Retailing | Retailing and distribution of toiletries |
| Property development | Development of residential and commercial properties |
| Investment holding | Deposits, investment in quoted and unquoted corporations and freehold investment property |
| Others | Cereal and sheep farming, management services and money lending |

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

| | Plantation RM'000 | Manufacturing RM'000 | Retailing RM'000 | Property Development RM'000 | Investment Holding RM'000 | Others RM'000 | Elimination RM'000 | Consolidated RM'000 |
|---|---|---|---|---|---|---|---|---|
| **2003** | | | | | | | | |
| Revenue | | | | | | | | |
| Sale to external customers | 1,463,060 | 1,268,506 | 671,721 | 42,893 | 21,647 | 5,704 | - | 3,473,531 |
| Inter-segment sales | 48,513 | 17,058 | 353 | - | 141,553 | 10,484 | (217,961) | - |
| Total revenue | 1,511,573 | 1,285,564 | 672,074 | 42,893 | 163,200 | 16,188 | (217,961) | 3,473,531 |
| Results | | | | | | | | |
| Segment result | 356,575 | 98,038 | 18,831 | 8,759 | 21,647 | 483 | - | 504,333 |
| Unallocated corporate expenses | | | | | | | | (8,367) |
| Operating profit | | | | | | | | 495,966 |
| Finance cost | - | (1,630) | (3,891) | - | - | (94) | - | (5,615) |
| Share of results of associated companies | 3,429 | 71,777 | - | 3,354 | - | - | - | 78,560 |
| Profit before taxation | | | | | | | | 568,911 |
| Tax expense | | | | | | | | (156,484) |
| Profit after taxation | | | | | | | | 412,427 |
| Minority interests | | | | | | | | (17,739) |
| Net profit for the year | | | | | | | | 394,688 |
| Assets | | | | | | | | |
| Segment assets | 1,950,920 | 738,850 | 461,942 | 152,389 | 639,969 | 51,839 | - | 3,995,909 |
| Associated companies | 19,164 | 456,609 | - | 21,247 | - | - | - | 497,020 |
| Unallocated assets | | | | | | | | 31,513 |
| Total assets | | | | | | | | 4,524,442 |
| Liabilities | | | | | | | | |
| Segment liabilities | 125,106 | 119,288 | 191,725 | 7,811 | 199 | 5,331 | - | 449,460 |
| Unallocated liabilities | | | | | | | | 174,073 |
| Total liabilities | | | | | | | | 623,533 |
| Other information | | | | | | | | |
| Capital expenditure | 92,986 | 37,524 | 31,458 | 1,578 | 20 | 16,902 | - | 180,468 |
| Depreciation | 44,100 | 32,559 | 19,538 | 77 | 25 | 700 | - | 96,999 |
| Amortisation of leasehold land | 2,056 | 276 | - | - | 29 | 72 | - | 2,433 |
| Non-cash expenses | | | | | | | | |
| Property, plant and equipment written off | 888 | 11,972 | - | - | - | - | - | 12,860 |
| Retirement benefits provision | 3,081 | - | - | - | - | 140 | - | 3,221 |
| Bad debts written off | - | - | 1,486 | - | - | - | - | 1,486 |
| Write down of inventories | 714 | 14,511 | - | - | - | - | - | 15,225 |
| Amortisation of intangible assets | - | - | 1,151 | - | - | - | - | 1,151 |
| Impairment of property, plant and equipment | - | - | 1,710 | - | - | - | - | 1,710 |

| | Plantation RM'000 | Manufacturing RM'000 | Retailing RM'000 | Property Development RM'000 | Investment Holding RM'000 | Others RM'000 | Elimination RM'000 | Consolidated RM'000 (Restated) |
|---|---|---|---|---|---|---|---|---|
| 2002 | | | | | | | | |
| Revenue | | | | | | | | |
| Sale to external customers | 1,007,954 | 856,515 | 583,061 | - | 15,381 | 6,160 | - | 2,469,071 |
| Inter-segment sales | 27,309 | 11,525 | - | - | 1,215 | 7,233 | (47,282) | - |
| Total revenue | 1,035,263 | 868,040 | 583,061 | - | 16,596 | 13,393 | (47,282) | 2,469,071 |
| Results | | | | | | | | |
| Segment result | 206,223 | 71,401 | 15,806 | - | 16,087 | (2,092) | - | 307,425 |
| Unallocated corporate expenses | | | | | | | | (5,226) |
| Operating profit | | | | | | | | 302,199 |
| Finance cost | - | (981) | (3,469) | - | - | (382) | - | (4,832) |
| Share of results of associated companies | 1,908 | 51,695 | - | (3,851) | - | - | - | 49,752 |
| Profit before taxation | | | | | | | | 347,119 |
| Tax expense | | | | | | | | (80,668) |
| Profit after taxation | | | | | | | | 266,451 |
| Minority interests | | | | | | | | (11,378) |
| Net profit for the year | | | | | | | | 255,073 |
| Assets | | | | | | | | |
| Segment assets | 1,900,987 | 655,804 | 425,413 | 120,701 | 423,097 | 31,014 | - | 3,557,016 |
| Associated companies | 17,094 | 431,726 | - | 18,868 | - | - | - | 467,688 |
| Unallocated assets | | | | | | | | 46,404 |
| Total assets | | | | | | | | 4,071,108 |
| Liabilities | | | | | | | | |
| Segment liabilities | 100,734 | 96,458 | 192,467 | 1,713 | 128 | 5,205 | - | 396,705 |
| Unallocated liabilities | | | | | | | | 135,988 |
| Total liabilities | | | | | | | | 532,693 |
| Other information | | | | | | | | |
| Capital expenditure | 83,752 | 78,748 | 60,055 | 46,245 | 881 | 5,960 | - | 275,641 |
| Depreciation | 38,498 | 28,553 | 20,959 | 129 | 25 | 476 | - | 88,640 |
| Amortisation of leasehold land | 1,838 | 278 | - | - | 42 | 72 | - | 2,230 |
| Non-cash expenses | | | | | | | | |
| Property, plant and equipment written off | 234 | 184 | - | - | - | - | - | 418 |
| Retirement benefits provision | 4,369 | - | - | - | - | 129 | - | 4,498 |
| Deficit on sales of investments | - | - | - | - | 3,503 | - | - | 3,503 |
| Write down of inventories | 65 | 4,218 | - | - | - | - | - | 4,283 |
| Amortisation of intangible assets | - | - | 1,091 | - | - | - | - | 1,091 |

(b) Revenue from external customers by geographical location of customers

| | **2003 RM'000** | 2002 RM'000 |
|---|---|---|
| Malaysia | **1,145,340** | 486,795 |
| Far East | **611,703** | 414,170 |
| Middle East | **34,567** | 31,952 |
| South East Asia | **376,846** | 332,827 |
| Southern Asia | **192,954** | 132,748 |
| Europe | **829,019** | 432,853 |
| North America | **132,413** | 482,602 |
| South America | **12,672** | 9,714 |
| Australia | **101,034** | 98,559 |
| Africa | **27,039** | 25,040 |
| Others | **9,944** | 21,811 |
| | **3,473,531** | 2,469,071 |

(c) Segment assets and additions to capital expenditure by geographical location of assets

| | **Segment Assets** | | **Additions to Capital Expenditure** | |
|---|---|---|---|---|
| | **2003 RM'000** | 2002 RM'000 (Restated) | **2003 RM'000** | 2002 RM'000 |
| Malaysia | **2,946,177** | 2,663,616 | **74,630** | 146,448 |
| Australia | **49,414** | 36,409 | **2,506** | 1,427 |
| People's Republic of China | **175,757** | 159,383 | **1,041** | 6,667 |
| Europe | **635,374** | 590,915 | **13,813** | 20,655 |
| America | **218,630** | 209,200 | **14,602** | 31,669 |
| Indonesia | **416,376** | 343,169 | **72,116** | 65,756 |
| Others | **82,714** | 68,416 | **1,760** | 3,019 |
| | **4,524,442** | 4,071,108 | **180,468** | 275,641 |

## 33. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit and price fluctuation risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to fixed deposits and cash equivalents with financial institutions and bank borrowings. Short term borrowings are utilised for working capital purposes while long term loans are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk
The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short term borrowings, the carrying amounts approximate fair values due to the relatively short term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

| | | **2003** | | 2002 | |
|---|---|---|---|---|---|
| | **Note** | **Carrying Amount RM'000** | **Fair Value RM'000** | Carrying Amount RM'000 | Fair Value RM'000 |
| **Group** | | | | | |
| **Financial assets** | | | | | |
| Other investments | | | | | |
| Quoted corporations | 14 | **77,759** | **92,091** | 65,133 | 65,830 |
| Unquoted corporations | 14 | **758** | * | 991 | * |
| **Financial liabilities** | | | | | |
| Term loans (non-current) | | | | | |
| Secured | 23 | **18,938** | ** | 17,660 | ** |
| **Company** | | | | | |
| **Financial assets** | | | | | |
| Other investments | | | | | |
| Unquoted corporations | 14 | **652** | * | 652 | * |

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments
The valuation of financial instruments not recognised in the balance sheet reflects their current market rates at the balance sheet date.

The contracted amount and fair value of financial instruments not recognised in the balance sheet as at 30 September, 2003 are:

| | Contracted Amount RM'000 | Fair Value RM'000 | Within One Year RM'000 | In The Second To Fifth Year RM'000 |
|---|---|---|---|---|
| **Group** | | | | |
| Commodity future contracts | **8,201** | **9,673** | **8,201** | **-** |
| Forward foreign exchange contracts | **569,776** | **569,234** | **521,126** | **48,641** |
| **Company** | | | | |
| Forward foreign exchange contracts | **66,888** | **66,416** | **66,888** | **-** |

## 34. CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR ADJUSTMENTS

(a) Changes in accounting policies

In the current financial year, the Group and the Company adopted four new MASB Standards. The adoption of these new standards resulted in changes in accounting policies as follows:

(i) MASB 23, Impairment of Assets, which is applied prospectively. The restatement of comparative figures and prior year adjustment are therefore not presented. The adoption of this standard has no material impact on the financial statements;

(ii) MASB 24, Financial Instruments: Disclosure and Presentation, which have been adopted prospectively;

(iii) MASB 25, Income Taxes, which has been adopted retrospectively. Comparative figures have been adjusted to reflect the change in this accounting policy; and

(iv) MASB 27, Borrowing Costs, which is applied retrospectively. Comparative figures have not been restated as the previous accounting policy was in line with the accounting standard.

The adoption of MASB 25 has resulted in the recognition in full of all taxable temporary differences. Previously, deferred tax liabilities were not provided if no liability was expected to arise in the foreseeable future and there were no indications the timing differences would reverse thereafter. Deferred tax assets are now recognised when it is probable that taxable profits will be available against which the deferred tax asset can be utilised (previously only recognised where there was a reasonable expectation of realisation in the near future).

This change in accounting policy, applied retrospectively, has the following impact on results as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 RM'000** | 2002 RM'000 | **2003 RM'000** | 2002 RM'000 |
| Net profit before change in accounting policy | **415,056** | 273,199 | **116,862** | 106,098 |
| Effect of adopting MASB 25 | **(20,368)** | (18,126) | **-** | - |
| Net profit for the year | **394,688** | 255,073 | **116,862** | 106,098 |

(b) Prior year adjustments

The change in accounting policy due to the adoption of MASB 25 has been accounted for by restating comparatives and adjusting the opening balance of retained profits at 1 October 2001 as disclosed in Note 35 and the statement of changes in equity respectively.

## 35. COMPARATIVE FIGURES

(a) The following comparative figures have been restated to reflect the treatment of deferred taxation in accordance with MASB 25, Income Taxes:

| | Group | | Company | |
|---|---|---|---|---|
| | **As Restated RM'000** | As Previously Stated RM'000 | **As Restated RM'000** | As Previously Stated RM'000 |
| Income Statements | | | | |
| Tax expense | **80,668** | 59,449 | **15,840** | 15,840 |
| Minority interests | **11,378** | 14,471 | - | - |
| Net profit for the year | **255,073** | 273,199 | **106,098** | 106,098 |
| Balance Sheets | | | | |
| Goodwill on consolidation | **64,002** | 48,859 | - | - |
| Deferred tax asset | **21,630** | - | - | - |
| Reserves | **2,725,499** | 2,792,919 | **2,263,682** | 2,267,282 |
| Minority interests | **113,847** | 116,833 | - | - |
| Deferred tax liability | **123,762** | 16,583 | **3,600** | - |
| | **Sen** | Sen | **Sen** | Sen |
| Earnings per share | **35.9** | 38.5 | **14.9** | 14.9 |

(b) The following comparative figures have been restated to present the nature of those amounts more appropriately in the financial statements:

| | Group | |
|---|---|---|
| | **As Restated RM'000** | As Previously Stated RM'000 |
| Consolidated Cash Flow Statement and Note 3 on the Financial Statements | | |
| Depreciation | **88,640** | 78,390 |
| Amortisation of leasehold land | **2,230** | 12,480 |
| Note 10 on the Financial Statements | | |
| Net book value at 30 September, 2002 | | |
| Leasehold land | **158,548** | 209,165 |
| Buildings | **210,435** | 159,818 |
| Depreciation charge for 2002 | | |
| Leasehold land | **2,230** | 12,480 |
| Buildings | **23,157** | 12,907 |
| The net book value of leasehold land comprises: | | |
| Short term | **24,356** | 74,973 |

| | Group | | Company | |
|---|---|---|---|---|
| | **As Restated** | As Previously Stated | **As Restated** | As Previously Stated |
| Note 5 on the Financial Statements | | | | |
| Staff cost (RM'000) | **369,794** | 366,840 | **73,011** | 70,057 |
| Number of employees (including Executive Directors) | **22,297** | 22,293 | **7,074** | 7,070 |

## 36. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December, 2003.

# DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 40 to 83 are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September, 2003 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

**DATO' LEE OI HIAN**
(Chairman/CEO)

**YEOH CHIN HIN**
(Director)

12 December, 2003.

# STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 40 to 83 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared )
by the abovenamed at Ipoh in the )
State of Perak Darul Ridzuan this )
12th day of December, 2003. ) **FAN CHEE KUM**

Before me:-

**S. JAGJIT SINGH**
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

# REPORT OF THE **AUDITORS**

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 40 to 83. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the state of affairs of the Group and of the Company at 30 September, 2003 and the results of their operations and cash flows for the year ended on that date; and

(ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act,1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 31 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

**KPMG**
FIRM NUMBER: AF-0758
Chartered Accountants

**PETER HO KOK WAI**
PARTNER
APPROVAL NUMBER : 1745/12/03 (J)

Ipoh.
12 December, 2003.

# AREA STATEMENT
AT 30 SEPTEMBER

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | **Hectares** | **% Under Crop** | **% Of Total Planted Area** | Hectares | % Under Crop | % Of Total Planted Area |
| **OIL PALM** | | | | | | |
| Mature | **87,028** | **76** | **64** | 83,006 | 73 | 62 |
| Immature | **26,756** | **24** | **20** | 29,943 | 27 | 22 |
| Total | **113,784** | **100** | **84** | 112,949 | 100 | 84 |
| **RUBBER** | | | | | | |
| Mature | **16,496** | **78** | **12** | 16,758 | 76 | 12 |
| Immature | **4,671** | **22** | **4** | 5,243 | 24 | 4 |
| Total | **21,167** | **100** | **16** | 22,001 | 100 | 16 |
| **TOTAL PLANTED** | **134,951** | | **100** | 134,950 | | 100 |
| Plantable Reserves | **8,506** | | | 4,616 | | |
| Building Sites, etc. | **6,852** | | | 6,864 | | |
| **GRAND TOTAL** | **150,309** | | | 146,430 | | |

# FIVE YEAR PLANTATION STATISTICS

| | | | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| **OIL PALM** | | | | | | | |
| FFB Production | - own estates | (tonnes) | **1,925,953** | 1,766,762 | 1,604,385 | 1,392,674 | 1,271,165 |
| | - sold | (tonnes) | **109,917** | 90,474 | 62,719 | 45,051 | 64,055 |
| | - purchased | (tonnes) | **795,688** | 764,984 | 586,291 | 511,406 | 577,732 |
| | - total processed | (tonnes) | **2,611,724** | 2,441,272 | 2,127,957 | 1,859,029 | 1,784,842 |
| Yield per mature hectare | | (tonnes FFB) | **22.15** | 21.20 | 20.95 | 21.28 | 21.21 |
| Profit per mature hectare (before replanting expenditure) | | (RM) | **4,160** | 2,718 | 1,001 | 2,483 | 5,154 |
| Average selling prices: | | | | | | | |
| Refined palm products | | (RM per tonne ex-refinery) | **1,535** | 1,206 | 885 | 1,202 | 1,928 |
| Crude palm oil | | (RM per tonne ex-mill) | **1,476** | 1,169 | 824 | 1,131 | 1,711 |
| Palm kernel oil | | (RM per tonne ex-mill) | **1,477** | 1,193 | 938 | 1,953 | 2,490 |
| Palm kernel cake | | (RM per tonne ex-mill) | **155** | 152 | 73 | 151 | 168 |
| Palm kernels | | (RM per tonne ex-mill) | **683** | 580 | 440 | 927 | 1,086 |
| FFB | | (RM per tonne) | **269** | 217 | 138 | 211 | 281 |
| **RUBBER** | | | | | | | |
| Production | - own estates | ('000 kgs) | **24,755** | 23,782 | 23,646 | 24,727 | 26,900 |
| | - sold | ('000 kgs) | **285** | 54 | 158 | 4,670 | 1,891 |
| | - purchased | ('000 kgs) | **2,805** | 2,789 | 2,496 | 2,041 | 2,047 |
| | - total processed | ('000 kgs) | **27,275** | 26,517 | 25,984 | 22,098 | 27,056 |
| Yield per mature hectare | | (kgs) | **1,507** | 1,439 | 1,381 | 1,431 | 1,585 |
| Profit per mature hectare (before replanting expenditure) | | (RM) | **1,606** | 602 | 321 | 542 | 389 |
| Average selling price (net of cess) | | (sen/kg) | **386** | 300 | 294 | 311 | 273 |
| **COCOA** | | | | | | | |
| Production | - own estates | ('000 kgs) | - | - | 536 | 1,004 | 2,230 |
| Yield per mature hectare | | (kgs) | - | - | 746 | 680 | 982 |
| Profit/(Loss) per mature hectare (before replanting expenditure) | | (RM) | - | - | (170) | (583) | 1,641 |
| Average selling price | | (RM/kg) | - | - | 3.43 | 3.24 | 4.87 |
| **PLANTED AREA** (weighted average hectares): | | | | | | | |
| **OIL PALM** | | | | | | | |
| Mature | | | **86,965** | 83,325 | 76,599 | 65,452 | 59,943 |
| Immature | | | **26,630** | 29,797 | 35,505 | 41,302 | 41,524 |
| **RUBBER** | | | | | | | |
| Mature | | | **16,429** | 16,520 | 17,119 | 17,270 | 16,972 |
| Immature | | | **4,975** | 5,208 | 5,445 | 6,254 | 8,224 |
| **COCOA** | | | | | | | |
| Mature | | | - | - | 718 | 1,475 | 2,272 |
| **TOTAL PLANTED AREA** | | | **134,999** | 134,850 | 135,386 | 131,753 | 128,935 |

# FIVE YEAR FINANCIAL STATISTICS

| | **2003 RM'000** | 2002 RM'000 | 2001 RM'000 | 2000 RM'000 | 1999 RM'000 |
|---|---|---|---|---|---|
| **REVENUE** | | | | | |
| Palm products | **1,351,493** | 924,021 | 600,975 | 750,913 | 950,015 |
| Rubber | **111,567** | 83,933 | 64,575 | 71,587 | 78,689 |
| Cocoa | **-** | - | 152 | 805 | 3,133 |
| Manufacturing | **1,268,506** | 856,515 | 805,843 | 835,173 | 845,543 |
| Retailing | **671,721** | 583,061 | 545,073 | 526,215 | 490,983 |
| Property development | **42,893** | - | - | - | - |
| Investment income | **21,647** | 15,381 | 19,548 | 22,967 | 27,999 |
| Other income | **5,704** | 6,160 | 5,448 | 16,436 | 7,893 |
| | **3,473,531** | 2,469,071 | 2,041,614 | 2,224,096 | 2,404,255 |
| **GROUP PROFIT** | | | | | |
| Palm products | **338,104** | 203,981 | 44,270 | 127,951 | 297,638 |
| Rubber | **18,471** | 2,242 | (1,706) | (949) | (1,500) |
| Cocoa | **-** | - | (122) | (860) | 3,728 |
| Manufacturing | **98,038** | 71,401 | 94,590 | 78,770 | 34,238 |
| Retailing | **18,831** | 15,806 | 11,366 | (33,048) | (29,194) |
| Property development | **8,759** | - | - | - | - |
| Others | **483** | (2,092) | (1,245) | 887 | 1,386 |
| Share of results of associated companies | **78,560** | 49,752 | (45,079) | 83,804 | 61,555 |
| Investment income | **21,647** | 16,087 | 16,577 | 23,810 | 39,015 |
| Finance cost | **(5,615)** | (4,832) | (3,935) | (6,482) | (9,500) |
| Corporate | **(8,367)** | (5,226) | (8,157) | 16,196 | 1,960 |
| Profit before taxation | **568,911** | 347,119 | 106,559 | 290,079 | 399,326 |
| Taxation | **(156,484)** | (80,668) | (23,425) | (70,995) | (36,581) |
| Minority interests | **(17,739)** | (11,378) | (15,951) | (14,628) | (7,963) |
| Net profit | **394,688** | 255,073 | 67,183 | 204,456 | 354,782 |
| **CAPITAL EMPLOYED** | | | | | |
| Property, plant and equipment | **2,273,656** | 2,183,584 | 1,992,330 | 1,952,874 | 1,954,493 |
| Property development | **54,652** | 68,806 | 69,711 | 68,907 | 66,010 |
| Associated companies | **497,020** | 467,688 | 510,393 | 581,674 | 580,574 |
| Other investments | **82,473** | 69,834 | 83,440 | 89,175 | 61,310 |
| Deferred tax asset | **9,490** | 21,630 | 48,355 | 44,035 | 42,797 |
| Intangible assets | **18,837** | 18,782 | 18,772 | 19,928 | 23,347 |
| Goodwill on consolidation | **60,369** | 64,002 | 31,830 | 30,072 | 30,072 |
| Net current assets | **1,073,022** | 798,834 | 721,604 | 725,030 | 711,760 |
| Total | **4,069,519** | 3,693,160 | 3,476,435 | 3,511,695 | 3,470,363 |

# **five year financial** statistics

| | **2003**<br>**RM'000** | 2002<br>RM'000 | 2001<br>RM'000 | 2000<br>RM'000 | 1999<br>RM'000 |
|---|---|---|---|---|---|
| **SOURCES OF FINANCE** | | | | | |
| Share capital | **712,516** | 712,516 | 712,516 | 712,516 | 712,516 |
| Reserves | **3,076,762** | 2,725,499 | 2,545,454 | 2,597,202 | 2,563,048 |
| Cost of treasury shares | **(13,447)** | (13,447) | (12,382) | (12,382) | (12,382) |
| Deferred taxation | **135,876** | 123,762 | 107,258 | 94,127 | 89,895 |
| Provision for retirement benefits | **13,429** | 12,854 | 10,475 | 10,036 | 9,515 |
| Minority interests | **125,078** | 113,847 | 111,653 | 108,080 | 96,238 |
| Borrowings | **18,938** | 17,660 | 1,254 | 1,761 | 4,109 |
| Finance leases | **367** | 469 | 207 | 355 | 7,424 |
| Total | **4,069,519** | 3,693,160 | 3,476,435 | 3,511,695 | 3,470,363 |
| **SHAREHOLDERS' EARNINGS AND DIVIDENDS** | | | | | |
| Earnings per share – sen | **55.6** | 35.9 | 9.5 | 28.8 | 49.9 |
| Dividend rate | **25.0%** | 20.0% | 15.0% | 20.0% | 20.0% |
| Dividend yield at 30 September | **4.0%** | 3.3% | 2.9% | 3.8% | 4.3% |
| P/E ratio at 30 September | **11.2** | 16.8 | 54.7 | 18.4 | 9.2 |

# OIL PALM

PLANTED AREA & FFB PRODUCTION



'000 tonnes
'000 hectares
2003
2002
2001
2000
1999
2000 100
1800 90
1600 80
1400 70
1200 60
1000 50
800 40
600 30
400 20
200 10
0 0
FFB production ('000 tonnes)
planted area – immature ('000 hectares)
planted area – mature ('000 hectares)


# RUBBER

PLANTED AREA & PRODUCTION



million kilos
'000 hectares
2003
2002
2001
2000
1999
30 30
25 25
20 20
15 15
10 10
5 5
0 0
rubber production (million kilos)
planted area – immature ('000 hectares)
planted area – mature ('000 hectares)

## EARNINGS PER SHARE


sen
2003
2002
2001
2000
1999
60
50
40
30
20
10
0

## NET TANGIBLE ASSET PER SHARE


RM
2003
2002
2001
2000
1999
6
5
4
3
2
1
0

## SHARE-HOLDERS' FUNDS


RM
million
2003
2002
2001
2000
1999
4000
3000
2000
1000
0

| LOCATION | TENURE | TITLED HECTAREAGE | DESCRIPTION | NET BOOK VALUE RM '000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|
| **PLANTATIONS** | | | | | |
| ***PENINSULAR MALAYSIA*** | | | | | |
| Ladang Allagar, Trong, Perak. | Freehold | 805 | Oil palm estate | 12,708 | 1986 |
| Ladang Ayer Hitam, Bahau, Negeri Sembilan. | Freehold | 2,640 | Rubber and oil palm estate | 38,544 | 1985 |
| Ladang Ban Heng, Pagoh, Muar, Johor. | Freehold | 631 | Oil palm estate | 8,205 | 1979* |
| Ladang Batang Jelai, Rompin, Negeri Sembilan. | Freehold | 2,162 | Rubber and oil palm estate | 32,905 | 1985 |
| Ladang Batu Lintang, Serdang, Kedah. | Freehold | 2,017 | Rubber and oil palm estate | 31,943 | 1986 |
| Ladang Changkat Asa, Tanjong Malim, Perak. | Freehold | 1,594 | Rubber and oil palm estate | 16,159 | 1979* |
| Ladang Fraser, Kulai, Johor. | Freehold | 2,968 | Oil palm estate | 33,440 | 1979* |
| Ladang Ghim Khoon, Serdang, Kedah. | Freehold | 950 | Rubber and oil palm estate | 23,289 | 1986 |
| Ladang Glenealy, Parit, Perak. | Freehold | 1,084 | Rubber and oil palm estate | 15,043 | 1992 |
| Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan. | Leasehold expiring in 2077 | 686 | Oil palm estate | 10,348 | 1985 |
| Ladang Jeram Padang, Bahau, Negeri Sembilan. | Freehold | 2,114 | Rubber and oil palm estate | 29,904 | 1985 |
| Ladang Kekayaan, Paloh, Johor. | Leasehold expiring in 2068 | 2,818 | Oil palm estate | 33,765 | 1979* |
| Ladang Kerilla, Tanah Merah, Kelantan. | Freehold | 2,191 | Rubber and oil palm estate | 27,148 | 1992 |
| Ladang Kerling, Kerling, Selangor. | Freehold | 619 | Rubber and oil palm estate | 47,476 | 2002 |
| Ladang Kombok, Rantau, Negeri Sembilan. | Freehold | 1,916 | Rubber and oil palm estate | 31,998 | 1985 |

* Year of last revaluation

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED HECTAREAGE | DESCRIPTION | NET BOOK VALUE RM '000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|
| Ladang Kuala Gris,<br>Kuala Krai, Kelantan. | Freehold | 2,429 | Rubber and oil palm estate | 29,796 | 1992 |
| Ladang Kuala Kangsar,<br>Padang Rengas, Perak. | Freehold<br>Leasehold<br>*expiring in 2896* | 510<br>337 | Rubber and oil palm estate | 5,923 | 1979* |
| Ladang Landak,<br>Paloh, Johor. | Leasehold<br>*expiring in 2068* | 2,833 | Oil palm estate | 27,088 | 1979* |
| Ladang New Pogoh,<br>Segamat, Johor. | Freehold | 1,560 | Rubber and oil palm estate | 14,184 | 1979* |
| Ladang Paloh,<br>Paloh, Johor. | Freehold | 2,679 | Oil palm estate | 36,224 | 1979* |
| Ladang Pasir Gajah,<br>Kuala Krai, Kelantan. | Freehold<br>Leasehold<br>*expiring in*<br>*2326 and 2907* | 1,257<br>1,398 | Rubber and oil palm estate | 24,397 | 1981*<br>1980* |
| Ladang Pelam,<br>Kulim, Kedah. | Freehold | 2,526 | Rubber and oil palm estate | 39,483 | 1992 |
| Ladang Renjok,<br>Bentong, Pahang. | Freehold | 1,579 | Rubber and oil palm estate | 15,866 | 1979* |
| Ladang See Sun,<br>Renggam, Johor. | Freehold | 589 | Oil palm estate | 9,712 | 1984 |
| Ladang Selborne,<br>Padang Tengku, Kuala Lipis,<br>Pahang. | Freehold | 1,282 | Rubber estate | 16,611 | 1992 |
| Ladang Serapoh,<br>Parit, Perak. | Freehold | 936 | Rubber and oil palm estate | 9,124 | 1979*<br>1992 |
| Ladang Subur,<br>Batu Kurau, Perak. | Freehold | 1,290 | Rubber and oil palm estate | 14,461 | 1986 |
| Ladang Sungei Gapi,<br>Serendah, Selangor. | Freehold | 611 | Rubber and oil palm estate | 6,230 | 1979*<br>1985 |
| Ladang Sungei Kawang,<br>Lanchang, Pahang. | Freehold | 1,890 | Rubber and oil palm estate | 15,339 | 1979* |

* Year of last revaluation

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED HECTAREAGE | DESCRIPTION | NET BOOK VALUE RM '000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|
| Ladang Sungei Penggeli, Bandar Tenggara, Johor. | Leasehold expiring in 2087 | 959 | Oil palm estate | 9,205 | 1988 |
| Ladang Sungei Sokor, Tanah Merah, Kelantan. | Freehold | 1,603 | Rubber and oil palm estate | 17,034 | 1992 |
| Ladang Sungei Tamok, Paloh, Johor. | Leasehold expiring in 2078 | 1,619 | Oil palm estate | 15,853 | 1979* |
| Ladang Tertinggi, Paloh, Johor. | Leasehold expiring in 2078 | 1,619 | Oil palm estate | 19,589 | 1979* |
| Ladang Tuan, Bentong, Pahang. | Freehold<br>Leasehold expiring between 2030 and 2057 | 1,369<br>443 | Rubber and oil palm estate | 11,464 | 1979* |
| Ladang Tuan Mee, Sungei Buloh, Selangor. | Freehold | 1,715 | Oil palm estate | 17,578 | 1979* |
| Ladang Ulu Pedas, Pedas, Negeri Sembilan. | Freehold | 924 | Rubber and oil palm estate | 17,586 | 1985 |
| Ladang Voules, Segamat, Johor. | Freehold | 2,977 | Rubber and oil palm estate | 25,323 | 1979* |
| | | 62,129 | | | |
| ***EAST MALAYSIA*** | | | | | |
| Ladang Bornion, Kinabatangan, Sabah. | Leasehold expiring in 2078 | 3,233 | Oil palm estate | 35,560 | 1992 |
| Ladang Bukit Tabin, Lahad Datu, Sabah. | Leasehold expiring in 2079 | 2,916 | Oil palm estate | 31,702 | 1993 |
| Ladang Jatika, Tawau, Sabah. | Leasehold expiring between 2068 and 2083 | 3,515 | Oil palm estate | 48,096 | 1991 |
| Ladang Lungmanis, Lahad Datu, Sabah. | Leasehold expiring in 2085 | 1,656 | Oil palm estate | 13,773 | 1991* |
| Ladang Pang Burong, Tawau, Sabah. | Leasehold expiring between 2063 and 2080 | 2,548 | Oil palm estate | 37,521 | 1983 |

* Year of last revaluation

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED HECTAREAGE | DESCRIPTION | NET BOOK VALUE RM '000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|
| Ladang Pangeran, Tawau, Sabah. | Leasehold expiring between 2063 and 2080 | 2,855 | Oil palm estate | 39,314 | 1983 |
| Ladang Pinang, Tawau, Sabah. | Leasehold expiring between 2067 and 2085 | 2,425 | Oil palm estate | 31,483 | 1983 |
| Ladang Ringlet, Tawau, Sabah. | Leasehold expiring between 2067 and 2080 | 1,843 | Oil palm estate | 16,692 | 1989 |
| Ladang Rimmer, Lahad Datu, Sabah. | Leasehold expiring in 2085 | 2,730 | Oil palm estate | 21,791 | 1991* |
| Ladang Segar Usaha, Kinabatangan, Sabah. | Leasehold expiring in 2077 | 2,792 | Oil palm estate | 30,891 | 1990* |
| Ladang Sigalong, Tawau, Sabah. | Leasehold expiring between 2063 and 2079 | 2,861 | Oil palm estate | 30,512 | 1983 |
| Ladang Sri Kunak, Tawau, Sabah. | Leasehold expiring between 2063 and 2076 | 2,773 | Oil palm estate | 38,593 | 1983 |
| Ladang Sg. Silabukan, Lahad Datu, Sabah. | Leasehold expiring in 2079 | 2,654 | Oil palm estate | 29,162 | 1993 |
| Ladang Tundong, Tawau, Sabah. | Leasehold expiring between 2063 and 2073 | 2,096 | Oil palm estate | 29,354 | 1983 |
| Ladang Tungku, Lahad Datu, Sabah. | Leasehold expiring in 2085 | 3,418 | Oil palm estate | 26,700 | 1991* |
| | | 40,315 | | | |
| ***INDONESIA*** | | | | | |
| Kebun SWP, Belitung, Indonesia. | Leasehold expiring in 2020 | 14,065 | Oil palm estate | 72,401 | 1994 |

* Year of last revaluation

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED HECTAREAGE | DESCRIPTION | APPROXIMATE AGE OF BUILDINGS Years | NET BOOK VALUE RM'000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|---|
| Kebun Mandau, Riau, Indonesia. | Leasehold expiring in 2020 | 14,799 | Rubber and oil palm estate | - | 72,169 | 1996 |
| Kebun Nilo, Riau, Indonesia. | Leasehold expiring in 2028 | 12,860 | Oil palm estate | - | 126,360 | 1996 |
| Kebun Parit Sembada, Belitung, Indonesia. | Leasehold expiring in 2020 | 3,990 | Oil palm estate | - | 17,094 | 2003 |
| | | 45,714 | | | | |
| **OTHER OPERATIONS** | | | | | | |
| ***MALAYSIA*** | | | | | | |
| B.K.B. Hevea Products, Ipoh, Perak. | Leasehold expiring in 2089 | 5 | Parquet factory | 9 | 7,766 | 1994 |
| KL-Kepong Cocoa Products, Port Klang, Selangor. | Leasehold expiring in 2088 | 2<br>2 | Cocoa products factory<br>Warehouse | 11<br>6 | 5,247<br>7,900 | 1991<br>2003 |
| KL-Kepong Edible Oils, Pasir Gudang, Johor. | Leasehold expiring in 2045 | 5 | Palm oil refinery | 20 | 939 | 1985 |
| KL-Kepong Rubber Products, Lahat, Perak. | Freehold | 4 | Rubber gloves factory | 14 | 5,201 | 1995 |
| KL-Kepong (Sabah), Tawau, Sabah. | Leasehold expiring in 2073 | 61 | Refinery, palm oil mills and kernel crushing plant | 16 to 20 | 1,103 | 1983 |
| KSP Manufacturing, Rawang, Selangor. | Freehold | 4 | Soap noodles factory | 7 | 4,936 | 1994 |
| Palmamide, Rawang, Selangor. | Freehold | 3 | Industrial amides factory | 7 | 4,084 | 1994 |
| Palm-Oleo, Rawang, Selangor. | Freehold | 8 | Oleochemicals factory | 12 | 6,950 | 1991 |
| | | 94 | | | | |

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED AREA # | DESCRIPTION | APPROXIMATE AGE OF BUILDINGS Years | NET BOOK VALUE RM'000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|---|
| Colville Holdings, Setul, Negeri Sembilan. | Freehold | 428 | Property development | - | 9,950 | 1985 |
| KL-Kepong Complex, Sungei Buloh, Selangor. | Freehold | 16 | Property development | - | 3,315 | 1979 |
| KL-Kepong Country Homes, Ijok, Selangor. | Freehold<br>Leasehold expiring in 2082 | 1,089<br>9 | Property development | - | 26,137 | 1979 |
| Kompleks Tanjong Malim, Tanjong Malim, Perak. | Freehold | 184 | Property development | - | 3,866 | 1979 |
| Palermo Corporation, Bagan Samak, Kedah. | Freehold | 353 | Property development | - | 11,961 | 1986 |
| | | 2,079 | | | | |
| Annexe & Brunwells, Port Dickson, Negeri Sembilan. | Freehold | 13,339 sq.m. | Holiday bungalows | 55 | 35 | 1972 |
| Bunge & Arundel, Fraser's Hill, Pahang. | Leasehold expiring between 2025 and 2026 | 8,981 sq.m. | Holiday bungalows | 54 | 241 | 1972 |
| Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak. | Freehold<br>Leasehold expiring in 2892 | 2,984 sq.m.<br>2,408 sq.m. | Head Office building | 18 | 6,066<br>1,606 | 1983<br>2000 |
| 3, Jalan Taman U Thant, Kuala Lumpur. | Freehold | 2,092 sq.m. | Residential bungalow | 41 | 1 | 1974 |
| 5B, Jalan Tun Dr. Ismail, Ipoh, Perak. | Freehold | 2,847 sq.m. | Residential bungalow | 37 | 1 | 1978 |
| 10, Jalan Kelab Golf, Ipoh, Perak. | Freehold | 9,990 sq.m. | Residential bungalow | 74 | 1 | 1981 |
| 146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor. | Freehold | 556 sq.m. | Residential bungalow | 6 | 661 | 1995 |

# Titled area is in hectares except otherwise indicated.

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED AREA # | DESCRIPTION | APPROXIMATE AGE OF BUILDINGS Years | NET BOOK VALUE RM'000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|---|
| A33, Lembah Beringin Homestead, Selangor. | Freehold | 4,317 sq.m. | Bungalow lot | - | 285 | 1994 |
| 7, Persiaran Zarib 11A, Taman Pinji Mewah, Lahat, Perak. | Leasehold expiring in 2092 | 626 sq.m. | Residential bungalow | 1 | 434 | 2003 |
| Tinagat, Tawau, Sabah. | Leasehold expiring between 2921 and 2928 | 2 | Tawau Office and warehouse | 10 | 1,504 | 1992 |
| Leluasa Untung Sdn. Bhd., New Wharf Road, Lahad Datu, Sabah. | Leasehold expiring in 2066 | 4 | Kernel crushing plant | 1 | 22,688 | 1998 |
| | | 11 | | | | |
| ***AUSTRALIA*** | | | | | | |
| Erregulla Farm, Mingenew, Western Australia. | Freehold | 5,290 | Sheep and cereal farm | - | 3,167 | 1989* |
| Warrening Gully Farm, Williams, Western Australia. | Freehold | 3,089 | Sheep and cereal farm | - | 5,515 | 1989* |
| | | 8,379 | | | | |
| ***PEOPLE'S REPUBLIC OF CHINA*** | | | | | | |
| Nanjiang Port Area, Tianjin. | Leasehold expiring in 2045 | 2 | Bulking installation | 7 | 10,610 | 1997 |
| Dingong Miao, Baisha Zhou, Wuchang, Wuhan. | Leasehold expiring in 2044 | 3 | Refinery | 8 | 13,151 | 1995 |
| | | 5 | | | | |

# Titled area is in hectares except otherwise indicated.

* Year of last revaluation

# **properties** of the group at 30 september, 2003

| LOCATION | TENURE | TITLED AREA # | DESCRIPTION | APPROXIMATE AGE OF BUILDINGS Years | NET BOOK VALUE RM'000 | YEAR OF ACQUISITION/ LAST REVALUATION |
|---|---|---|---|---|---|---|
| ***HONG KONG*** | | | | | | |
| 2501-3, Universal Trade Center, No. 3, Arbuthnot Road, Hong Kong. | Leasehold expiring in 2854 | 383 sq.m. | Office building | 11 | 3,846 | 2002 |
| ***UNITED KINGDOM*** | | | | | | |
| 6, Lovat Lane, London. | Freehold | 95 sq.m. | Office building | 153 | 3,956 | 1992* |
| Gerrard Place, Skelmersdale, Lancashire. | Freehold | 2 | Toiletries factory | 30 | 3,038 | 1995 |
| Pontyclun, Wales. | Freehold | 2 | Toiletries factory | 40 | 12,835 | 1995 |
| Standard Soap, Ashby-de-la Zouch, Leicestershire. | Freehold | 2 | Soap factory | 38 | 9,380 | 1995 |
| 52, Kingston House East, London. | Leasehold expiring in 2204 | 132 sq.m. | Residential apartment | 47 | 5,692 | 2001 |
| 27, Kelso Place, Kensington, London. | Freehold | 400 sq.m. | Office building | 122 | 23,546 | 2001 |
| | | 6 | | | | |
| ***UNITED STATES*** | | | | | | |
| Woodstock, Connecticut. | Freehold | 16 | Office and toiletries factory | 20 | 17,796 | 1996 |
| Group Total | | 158,748 | | | | |

# Titled area is in hectares except otherwise indicated.

* Year of last revaluation

# LOCATION OF THE GROUP'S PLANTATION AND OVERSEAS AGRICULTURAL OPERATIO

at 30 September 2003

## MALAYSIA

| | | Hectares |
|---|---|---|
| | **Kedah** | |
| 1 | Batu Lintang △ | 2,017 |
| 2 | Ghim Khoon | 950 |
| 3 | Pelam | 2,526 |
| | **Perak** | |
| 4 | Allagar | 805 |
| 5 | Glenealy | 1,084 |
| 6 | Kuala Kangsar | 847 |
| 7 | Serapoh | 936 |
| 8 | Subur | 1,290 |
| | **Selangor** | |
| 9 | Changkat Asa △ ▽ | 1,594 |
| 10 | Sungei Gapi | 611 |
| 11 | Tuan Mee △ | 1,715 |
| 12 | Kerling | 619 |
| | **Negeri Sembilan** | |
| 13 | Ayer Hitam | 2,640 |
| 14 | Batang Jelai | 2,162 |
| 15 | Gunong Pertanian | 686 |
| 16 | Jeram Padang △ □ | 2,114 |
| 17 | Kombok | 1,916 |
| 18 | Ulu Pedas | 924 |
| | **Johore** | |
| 19 | Ban Heng | 631 |
| 20 | Fraser △ | 2,968 |
| 21 | Kekayaan | 2,818 |
| 22 | Landak △ | 2,833 |
| 23 | New Pogoh | 1,560 |
| 24 | Paloh △ | 2,680 |
| 25 | See Sun | 589 |
| 26 | Sungei Penggeli | 959 |
| 27 | Sungei Tamok | 1,619 |
| 28 | Tertinggi | 1,619 |
| 29 | Voules ▽ | 2,977 |
| | **Pahang** | |
| 30 | Renjok | 1,579 |
| 31 | Selborne □ | 1,282 |
| 32 | Sungei Kawang | 1,890 |
| 33 | Tuan | 1,812 |
| | **Kelantan** | |
| 34 | Kerilla □ | 2,191 |
| 35 | Kuala Gris ○ | 2,429 |
| 36 | Pasir Gajah △ | 2,655 |
| 37 | Sungei Sokor | 1,603 |


Perlis
Kedah
Penang
Perak
Kelantan
Terengganu
Ipoh
Pahang
Selangor
Kuala Lumpur
Negeri Sembilan
Johore


Sandakan
39A
Sabah
Lahad Datu
39B
38
Tawau


Tanjung Pandan
43 40
41
Pekanbaru
42
Sumatra
INDONESIA
Belitung


AUSTRALIA
44
45

## MALAYSIA Hectares

**Sabah**

| | | |
|---|---|---|
| 38 | KDC COMPLEX | |
| | Jatika | 3,515 |
| | Pang Burong | 2,548 |
| | Pangeran | 2,855 |
| | Pinang | 2,425 |
| | Ringlet | 1,843 |
| | Sigalong | 2,861 |
| | Sri Kunak | 2,773 |
| | Tundong | 2,096 |
| 39 | GSSB COMPLEX | |
| 39A | Bornion | 3,233 |
| | Segar Usaha | 2,792 |
| 39B | Bukit Tabin | 2,916 |
| | Lungmanis | 1,656 |
| | Rimmer | 2,730 |
| | Sg Silabukan | 2,654 |
| | Tungku | 3,418 |

## INDONESIA

| | | |
|---|---|---|
| 40 | Kebun SWP | 14,065 |
| 41 | Kebun Mandau | 14,799 |
| 42 | Kebun Nilo | 12,860 |
| 43 | Kebun Parit Sembada | 3,990 |

## AUSTRALIA

| | | |
|---|---|---|
| 44 | Erregulla Farm | 5,290 |
| 45 | Warrening Gully Farm | 3,089 |

**LEGEND**

- With Palm Oil Mill
- With SMR Factory
- With SIR and Latex Concentrate Factory
- With Latex Concentrate Factory
- With SMR and Latex Concentrate Factory
- With Kernel Crushing Plant
- With Refinery

# SHAREHOLDING STATISTICS
AT 8 DECEMBER, 2003

| | | |
|---|---|---|
| AUTHORISED SHARE CAPITAL | – | RM1,000,000,000 |
| ISSUED & FULLY PAID-UP CAPITAL | – | RM712,516,128 |
| CLASS OF SHARES | – | Shares of RM1 each |

**Breakdown of Shareholdings**

| Size Of Shareholdings | No. Of Shareholders | No. Of Shares | % Of Issued Share Capital# |
|---|---|---|---|
| Less than 100 | 83 | 2,645 | 0.00 |
| 100 to 1,000 | 1,703 | 1,466,414 | 0.21 |
| 1,001 to 10,000 | 4,155 | 16,550,948 | 2.33 |
| 10,001 to 100,000 | 1,245 | 36,150,771 | 5.09 |
| 100,001 to less than 5% of issued shares | 230 | 217,693,500 | 30.66 |
| 5% and above of issued shares | 3 | 438,112,850 | 61.71 |
| TOTAL | 7,419 | 709,977,128 | 100.00 |

**Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-**

| | Name | No. Of Shares | % Of Issued Share Capital# |
|---|---|---|---|
| 1. | Batu Kawan Berhad | 323,191,700 | 45.52 |
| 2. | Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera | 60,476,150 | 8.52 |
| 3. | Permodalan Nasional Berhad | 54,445,000 | 7.67 |
| 4. | Lembaga Kemajuan Tanah Persekutuan (Felda) | 31,273,039 | 4.40 |
| 5. | Employees Provident Fund Board | 29,749,700 | 4.19 |
| 6. | Malaysia Nominees (Tempatan) Sdn. Bhd. - Great Eastern Life Assurance (Malaysia) Berhad (Par 1) | 11,894,320 | 1.68 |
| 7. | Valuecap Sdn. Bhd. | 11,581,200 | 1.63 |
| 8. | Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Wawasan 2020 | 6,794,900 | 0.96 |
| 9. | Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Sekim Amanah Saham Nasional | 5,000,000 | 0.70 |
| 10. | Lembaga Tabung Haji | 4,287,500 | 0.60 |
| 11. | Wan Hin Investments Sdn. Berhad | 3,750,000 | 0.53 |
| 12. | HSBC Nominees (Asing) Sdn. Bhd. - Abu Dhabi Investment Authority | 3,298,000 | 0.46 |
| 13. | HSBC Nominees (Asing) Sdn. Bhd. - Chase Lux For Schroder International Selection Fund (Pacific Equity) | 3,102,000 | 0.44 |
| 14. | AMMB Nominees (Tempatan) Sdn. Bhd. - AmTrustee Berhad For SBB Dana Al-Ihsan (5-2-7) | 2,172,100 | 0.31 |
| 15. | Amanah Raya Berhad - AMITTIKAL | 2,118,000 | 0.30 |
| 16. | Yeoh Chin Hin Investments Sdn. Berhad | 2,040,000 | 0.29 |
| 17. | HSBC Nominees (Asing) Sdn. Bhd. - JPMCB For BT Pension Scheme | 2,003,100 | 0.28 |
| 18. | Song Kee Tin Mining Company Sdn. Berhad | 2,000,900 | 0.28 |
| 19. | AM Nominees (Tempatan) Sdn. Bhd. - Employees Provident Fund Board (A/c 1) | 1,974,000 | 0.28 |
| 20. | HSBC Nominees (Asing) Sdn. Bhd. - RTCC London For Baillie Gifford Emerging Markets Fund | 1,800,000 | 0.25 |
| 21. | Citicorp Nominees (Tempatan) Sdn. Bhd. - Prudential Assurance Malaysia Berhad (Par Fund) | 1,777,000 | 0.25 |
| 22. | HSBC Nominees (Asing) Sdn. Bhd. - BNY Brussels For Baillie Gifford Emerging Markets Growth Fund (RBS As Trustee) | 1,700,000 | 0.24 |
| 23. | HSBC Nominees (Asing) Sdn. Bhd. - MTDL For Schroder Pacific Fund | 1,686,000 | 0.24 |
| 24. | Asia Life (M) Berhad - As Beneficial Owner (PF) | 1,626,000 | 0.23 |
| 25. | Cartaban Nominees (Tempatan) Sdn. Bhd. - Amanah SSCM Nominees (Tempatan) Sdn. Bhd. For Employees Provident Fund Board (JF404) | 1,515,000 | 0.21 |
| 26. | Universal Trustee (Malaysia) Berhad - Mayban Unit Trust Fund | 1,500,000 | 0.21 |
| 27. | Universal Trustee (Malaysia) Berhad - SBB High Growth Fund | 1,490,200 | 0.21 |
| 28. | Mayban Nominees (Tempatan) Sdn. Bhd. - Mayban Investment Management Sdn. Bhd. For Kumpulan Wang Simpanan Pekerja (N14011980810) | 1,483,200 | 0.21 |
| 29. | Cartaban Nominees (Asing) Sdn. Bhd. - Government Of Singapore Investment Corporation Pte. Ltd. For Government Of Singapore (C) | 1,461,100 | 0.21 |
| 30. | Citicorp Nominees (Tempatan) Sdn. Bhd. - ING Insurance Berhad (INV-IL PAR) | 1,432,000 | 0.20 |
| TOTAL | | 578,622,109 | 81.50 |

# Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

**Substantial Shareholders**

The substantial shareholders of the Company are as follows:-

| | Name | Number Of Shares Direct | Deemed Interested | Total | % Of Issued Share Capital# |
|---|---|---|---|---|---|
| 1. | Batu Kawan Berhad * | 323,886,700 | - | 323,886,700 | 45.62 |
| 2. | Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputra | 60,476,150 | - | 60,476,150 | 8.52 |
| 3. | Permodalan Nasional Berhad ** | 54,445,000 | - | 54,445,000 | 7.67 |
| 4. | Employees Provident Fund Board (KWSP) | 39,757,500*** | - | 39,757,500 | 5.60 |

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn. Bhd. group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are substantial shareholders of Di-Yi Sdn. Bhd., High Quest Holdings Sdn. Bhd. and Elionai Sdn. Bhd. respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn. Bhd. and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

| Name | Number Of Shares Direct | Deemed Interested | Total | % Of Issued Share Capital# |
|---|---|---|---|---|
| Dato' Lee Oi Hian | 48,000 | 329,997,600 | 330,045,600 | 46.49 |
| Dato' Lee Hau Hian | 55,500 | 329,997,600 | 330,053,100 | 46.49 |
| Dato' Lee Soon Hian | 800,000 | 329,997,600 | 330,797,600 | 46.59 |
| Di-Yi Sdn. Bhd. | - | 329,997,600 | 329,997,600 | 46.48 |
| High Quest Holdings Sdn. Bhd. | - | 329,997,600 | 329,997,600 | 46.48 |
| Elionai Sdn. Bhd. | - | 329,997,600 | 329,997,600 | 46.48 |
| Wan Hin Investments Sdn. Bhd. and group | 3,750,000 | 326,247,600 | 329,997,600 | 46.48 |

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company and its shareholding in the Company is as follows:-

| Name | Number Of Shares Direct | Deemed Interested | Total | % Of Issued Share Capital# |
|---|---|---|---|---|
| Yayasan Pelaburan Bumiputra | - | 54,445,000 | 54,445,000 | 7.67 |

*** includes those held through various nominee companies and fund managers.

# Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

**Voting Rights of Shareholders**

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

This page has been intentionally left blank.

**Kuala Lumpur Kepong Berhad** (15043-V)
(Incorporated in Malaysia)

# Proxy Form

| | |
|---|---|
| No. of Shares | : ................................ |
| CDS Account No. | : ................................ |
| Tel. No. | : ................................ |
| Fax No. | : ................................ |

I/We ................................................................................
(Block Letters)

of ................................................................................
being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

................................................ NRIC/Passport No. ................................

and/or ................................................ NRIC/Passport No. ................................
or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 18 February, 2004 and at any adjournment thereof, and to vote as indicated below:

Please indicate with (√) how you wish your vote to be cast

| Resolution | Relating to: | For | Against |
|---|---|---|---|
| 1 | Receiving of the Report and Financial Statements | | |
| 2 | Declaration of Final and Special Dividends | | |
| 3 | Re-election of Dato' Lee Hau Hian as a Director | | |
| | Re-appointment of Directors pursuant to Section 129 (6), Companies Act, 1965: | | |
| 4 | Yeoh Chin Hin | | |
| 5 | Charles Letts | | |
| 6 | Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman | | |
| 7 | Tan Sri Dato' Thong Yaw Hong | | |
| 8 | R. M. Alias | | |
| 9 | Directors' fees | | |
| 10 | Re-appointment and Remuneration of Auditors | | |

Date................................ ................................................
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which forms part of the proxy form.

Fold this flap for sealing

Stamp

**THE COMPANY SECRETARIES,**
**KUALA LUMPUR KEPONG BERHAD,**
**WISMA TAIKO,**
**1, JALAN S. P. SEENIVASAGAM,**
**30000 IPOH, PERAK DARUL RIDZUAN,**
**MALAYSIA.**

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting,

The Thirty-first Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, NO. 1, JALAN S. P. SEENIVASAGAM, 30000 IPOH, PERAK DARUL RIDZUAN on Wednesday, 18 February, 2004, at 12.30 p.m. For your convenience, the following arrangements have been made :

**PARKING FACILITIES**
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

**REGISTRATION**
The registration counter will be located on the Ground Floor of Wisma Taiko. This counter will be opened from 11.30 a.m. onwards.

**REFRESHMENTS**
Refreshments will be served after the meeting.

1st fold here

NOTES:
1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first named shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.

# KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

**BY COURIER**

Our Ref : KLK/SE

7 January 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

04 JAN 12 AM 7:21

Dear Sirs

**ANNOUNCEMENT : FILE NO. 82-5022**
**Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

| DATE | TITLE |
|---|---|
| | **GENERAL ANNOUNCEMENT** |
| 6 Jan. 2004 | Thirty-first Annual General Meeting and Extraordinary General Meeting |
| | **CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965** |
| 6 Jan. 2004 | Employees Provident Fund Board |

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

cc JP Morgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong
Attention : Ms Tintin Subagyo

*sh/adr/2004/jan2004*

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Form Version 2.0

# General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **06/01/2004 10:50:00 AM**
Reference No **KL-040106-EE66A**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**THIRTY-FIRST ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING**

* **Contents :-**

We are pleased to announce that the Company's Thirty-first Annual General Meeting ("AGM") will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan on Wednesday, 18 February 2004 at 12.30 p.m.

An Extraordinary General Meeting of the Company will also be held at the same venue and on the same day of the Company's Thirty-first AGM immediately following the conclusion of the Company's Thirthy-first AGM.

The Notice of Meetings are set out in the attachment below.

NoticeofMeeting.pdf Notice of EGM.pdf

/ska

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

# NOTICE OF MEETING

**Notice is hereby given** that the **Thirty-first Annual General Meeting** of the Company will be held at the registered office, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 18 February, 2004 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September, 2003 and the Directors' and Auditors' reports thereon. (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 10 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect Dato' Lee Hau Hian as a Director. (ORDINARY RESOLUTION 3)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Yeoh Chin Hin (ORDINARY RESOLUTION 4)
   (ii) Charles Letts (ORDINARY RESOLUTION 5)
   (iii) Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman (ORDINARY RESOLUTION 6)
   (iv) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 7)
   (v) R. M. Alias (ORDINARY RESOLUTION 8)

5. To fix and approve Directors' fees for the year ended 30 September, 2003 amounting to RM646,000 (2002: RM526,000). (ORDINARY RESOLUTION 9)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (ORDINARY RESOLUTION 10)

7. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January, 2004

**NOTES**

(1) *A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.*

(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Malaysian Central Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 9 February, 2004 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 15 March, 2004 to all shareholders on the Register of Members as at 19 February, 2004.
A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividends only in respect of:
(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 17 February, 2004 in respect of shares which are exempted from Mandatory Deposit;
(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 19 February, 2004 in respect of transfers; and
(iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 19 February, 2004 will be registered for entitlements to the dividend payments.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 8 are shown on pages 6 to 9 of the 2003 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

**KUALA LUMPUR KEPONG BERHAD**
(15043-V)
(Incorporated in Malaysia)

## NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 18 February, 2004 immediately following the conclusion or adjournment (as the case may be) of the Company's Thirty-First Annual General Meeting which will be held at the same venue and on the same day at 12.30 p.m., for the purpose of considering and, if thought fit, passing the following ordinary resolutions:

**ORDINARY RESOLUTION 1**
**PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY**

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 8 December, 2003) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September, 2003 was RM784 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by the Kuala Lumpur Stock Exchange or any other relevant authority."

**ORDINARY RESOLUTION 2**
**PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX I OF THE CIRCULAR**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 6 January, 2004 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

**ORDINARY RESOLUTION 3**
**PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS AS SET OUT IN APPENDIX II OF THE CIRCULAR**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix II of the Circular to Shareholders dated 6 January, 2004 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

**ORDINARY RESOLUTION 4**
**PROPOSED ACQUISITION OF A PIECE OF FREEHOLD LAND KNOWN AS LOT NO. 60 MEASURING APPROXIMATELY 2.08 ACRES OR 90,750 SQUARE FEET TOGETHER WITH THE SINGLE STOREY BRICK OFFICE BUILDING THEREON LOCATED IN HICOM-GLENMARIE INDUSTRIAL PARK (PHASE 1), SHAH ALAM FOR A CASH CONSIDERATION OF RM5,898,750 FROM MALAY-SINO CHEMICAL INDUSTRIES SDN BHD (16055-T)**

"THAT the Company do hereby ratify the Sale and Purchase Agreement dated 24 November, 2003 entered into by its wholly-owned subsidiary, Brecon Holdings Sdn Bhd, with Malay-Sino Chemical Industries Sdn Bhd to acquire from the latter a piece of freehold land known as Lot No. 60 measuring approximately 2.08 acres or 90,750 square feet together with the single storey brick office building with a build-up area of approximately 2,530 square feet thereon, held under Master Title H.S. (D) 136183, PT 1, Bandar Glenmarie, Daerah Petaling, Selangor Darul Ehsan for a total cash consideration of RM5,898,750."

**ORDINARY RESOLUTION 5**
**PROPOSED ACQUISITION OF A PIECE OF FREEHOLD LAND KNOWN AS LOT NO. 61 MEASURING APPROXIMATELY 0.97 ACRES OR 42,339 SQUARE FEET TOGETHER WITH THE TWO STOREY OFFICE CUM SINGLE STOREY WAREHOUSE THEREON LOCATED IN HICOM-GLENMARIE INDUSTRIAL PARK (PHASE 1), SHAH ALAM FOR A CASH CONSIDERATION OF RM4,600,000 FROM TAIKO MARKETING SDN BHD (178854-K)**

"THAT the Company do hereby ratify the Sale and Purchase Agreement dated 24 November, 2003 entered into by its wholly-owned subsidiary, Brecon Holdings Sdn Bhd, with Taiko Marketing Sdn Bhd to acquire from the latter a piece of freehold land known as Lot No. 61 measuring approximately 0.97 acres or 42,339 square feet together with the two storey office cum single storey warehouse with a build-up area of approximately 17,965 square feet thereon, held under Master Title H.S. (D) 136183, PT 1, Bandar Glenmarie, Daerah Petaling, Selangor Darul Ehsan for a total cash consideration of RM4,600,000."

By Order of the Board
J C LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan
Malaysia

6 January, 2004

Notes:-

1. For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Malaysian Central Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 9 February, 2004 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

2. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

3. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

Form Version 2.0

# Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 06/01/2004 03:31:59 PM
Reference No KL-040106-90CF3

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J. C. Lim** |
| * Designation | : | **Company Secretary** |

**Particulars of substantial Securities Holder**

| | | |
|---|---|---|
| * Name | : | **Employees Provident Fund Board** |
| * Address | : | **Tingkat 23, Bangunan KWSP,<br>Jalan Raja Laut,<br>50350 Kuala Lumpur** |
| * NRIC/passport no/company no. | : | **EPF ACT 1991** |
| * Nationality/country of incorporation | : | **Malaysia** |
| * Descriptions(class & nominal value) | : | **Ordinary Shares of RM1.00 each** |
| * Name & address of registered holder | : | |

**as above**

**Details of changes**

| Type of transaction | Date of change | No of securities | Price transacted (RM) |
|---|---|---|---|
| * **Acquired** | * **26/12/2003** | * **4,000** | |
| **Acquired** | **29/12/2003** | **131,300** | |

| | | |
|---|---|---|
| * Circumstances by reason of which change has occurred | : | **Purchase of shares on open market** |
| * Nature of interest | : | **Direct** |
| Direct (units) | : | **39,154,600** |
| Direct (%) | : | **5.51** |
| Indirect/deemed interest (units) | : | |
| Indirect/deemed interest (%) | : | |

| | | |
|---|---|---|
| * | **Total no of securities after change** | : **39,154,600** |
| * | Date of notice | : **29/12/2003** |
| | Remarks<br>**fsc** | : |

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S P Seenivasagam
30000 Ipoh, Perak Darul Ridzuan, Malaysia
Tel : 605 - 241 7844
Fax : 605 - 253 5018
Web : www.klk.com.my